ORLEN

GK/AS/219 /2007

07022892

SEC file: 82-5036

Płock, 1 March 2007

SEC MAIL RECEIVED PROCESSING
MAR 2007
WASH. D.C. 199 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

Polski Koncern Naftowy

SUPPL

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 12/2007 to 14/2007;
- PKN ORLEN S.A. Condensed Consolidated Financial Statements for the period of 12 and 3 months ended 31 December 2006 prepared in accordance with International Financial Reporting Standards.

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

PROCESSED
APR 26 2007
THOMSON FINANCIAL

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

4/25

Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	BoNY below 5% in PKN ORLEN
Released	17:18 31-Jan-07
Number	5047Q

Regulatory announcement no 12/2007 dated 31 January 2007

The Bank of New York decreased share in the total number of votes at PKN ORLEN's General Meeting below 5%

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 30 January 2007, it was informed that The Bank of New York, as the depositary for PKN ORLEN's Depositary Receipts ("DRs"), decreased its share in the total number of votes at PKN ORLEN's General Meeting. The change was made as a result of the cancellation by The Bank of New York of a number of DR's on 22 January 2007. Due to this fact, The Bank of New York on 22 January 2007 was in possession of 21 183 234 shares of PKN ORLEN, which is equivalent to 21 183 234 votes at PKN ORLEN's General Meeting (representing 4.95% of the initial capital of PKN ORLEN and 4.95% of votes at PKN ORLEN's General Meeting).

Untill 22 January 2007 The Bank of New York was in possession of 21 847 034 shares of PKN ORLEN, equivalent to 21 847 034 votes at PKN ORLEN's General Meeting (representing 5.11% of the initial capital of PKN ORLEN and 5.11% of votes at PKN ORLEN's General Meeting).

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Est. level of liabilities
Released	07:00 21-Feb-07
Number	5906R

Regulatory announcement no 13/2007 dated 20 February 2007
Estimated level of PKN ORLEN liabilities as of the end of 2006.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, respecting the equal access to the information, due to the fact that tomorrow it will send an order for non-public bonds issue planned for 27 February 2007 ("Bonds issue"), announces that estimated level of PKN ORLEN liabilities (unconsolidated numbers) as of 31 December 2006 amounts to PLN 11 147 756 807.05. These number includes short-term as well as long-term trade and financial liabilities.
The Bonds will be issued within an Agreement for a Bond Issue Programme, signed on 27 November 2006 by PKN ORLEN as the Issuer, BANK BPH S.A. as Issue Agent, Payment Agent, Documentation Agent, Programme Co-organizer and Dealer, and BANK POLSKA KASA OPIEKI S.A., BRE BANK S.A., ING BANK ŒL¥SKI S.A., PKO BANK POLSKI S.A., SOCIETE GENERALE S.A. DIVISION IN POLAND, as Agents, Programme Co-organizers and Dealers („Programme"). PKN ORLEN's debt limit connected with the Programme realisation amounts to PLN 2 000 000 000, or the of equivalent of this amount in other currencies. The planned PKN ORLEN's debt limit connected with the Bonds issue planned for 27 February 2006 amounts to PLN 750 000 000.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Commentary to 4q2006 results
Released	07:00 01-Mar-07
Number	0959S

Regulatory announcement no 14/2007 dated 1 March 2007
Financial data for Q4 2006 and four quarters 2006 under segments with commentary and impact of LIFO valuation of inventories on that financial results.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces the financial data for the fourth quarter of 2006 and four quarters of 2006 under segments with commentary and also information regarding the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the fourth quarter of 2006 and four quarters of 2006.

EVENTS WHICH HAVE SIGNIFICANT IMPACT ON THE PKN ORLEN CAPITAL GROUP FINANCIAL RESULT IN IV QUARTER 2006

Selected consolidated financial data

'000 PLN

	2006	2005
Total sales revenues for the 4th quarter	13 115 232	11 352 883
Operating expense and other operating revenues for the 4thquarter	12 942 127	10 909 070
Profit from operations for the 4th quarter	173 105	443 813
EBITDA for the 4th quarter	712 892	1 062 907
Net profit attributable to the equity holders of the Parent for the 4th quarter	146 454	365 479

1. MAIN MACROECONOMIC FACTORS

- fall in differential from 3.63 USD/bbl in the 4th quarter 2005 to 3.56 USD/bbl in the 4th quarter 2006 decreased EBIT of the Group by PLN 8 million,
- negative impact of low crack margins on refining products on EBIT of the Parent Company in the amount of PLN (-) 144 million,
- strengthening of PLN against USD unfavorably influenced profit from operations (in respect of differential and margins) in the amount of PLN 106 million.

2. INTERNAL FACTORS

- favorable sales dynamics of chemical products (up to 23%) in connection with high sales prices had a positive impact on the financial results of Anwil S.A. – PLN 94 million in the 4th quarter 2006 as compared to PLN 61 million in the comparable period of 2005,
- increase in sales volume of polyolefins by 70% favorably influenced the financial results of Basell ORLEN Polyolefins Sp. z o.o. – PLN 17 million,
- loss of Unipetrol Group of PLN 258 million caused by revaluation of a carrying amount of Kauczuk a.s to fair value less cost of sales in the amount of PLN (-) 230 million,
- increase in retail sales volume of engine fuels in the Parent Company (CODO petrol stations) of 24% resulted in an increase in EBIT by PLN 60 million, whereas increase in retail sales volume of non-fuel merchandise and services increased profit from operations by PLN 14 million,
- fall in retail margins on gasoline and LPG contributed to a decrease in profit from operations of the Parent Company by PLN 13 million,
- OPTIMA cost cutting program generated in the 4th quarter considerable savings of PLN 84 million – the highest savings noted in refining and chemical segment,
- fixed costs of the Parent Company in the 4th quarter 2006 on the level lower than in the prior year by 5.2%

Performance - General Overview

Refining and Retail

- 2.5% higher oil throughput contributed to a growth in sales of gasoline and diesel oil by 9.0% and 13.1%, respectively.
- Decrease in the Ural-Brent differential from USD 3.63 per barrel to USD 3.56 per barrel caused a PLN 8m year-on-year drop in EBIT.
- Negative impact of lower refining margins combined with appreciation of the zloty against the U.S. dollar, which reduced EBIT by PLN 250m, was partly offset by higher sales volumes of gasoline, diesel oil, Ekoterm and Jet fuel (PLN 32m).
- Higher retail sales volumes at the Parent Company improved EBIT by PLN 60m, whereas the noticeable drop in retail margins on gasoline and LPG reduced EBIT by PLN 13m.
- Unipetrol reported high loss (PLN 137m) on its refining operations, attributable to repair shutdowns of the company's production units.

Petrochemicals and Chemicals

- The performance of Basell ORLEN Polyolefins Sp. z o.o. improved by PLN 17m due to 70% higher polyolefin sales volumes.
- High dynamics of sales of chemical products (nearly 23%) coupled with high selling prices increased the results of Anwil S.A.: PLN 94m in Q4 2006, compared with PLN 61m in Q4 2005.
- In connection with the proposed sale of Kauczuk a.s., the assets of this company were classified as held for sale and valued at fair value less liabilities and transaction costs, amounting to PLN 1,010m. The revaluation of the carrying value of these assets had a negative impact on the net result reported by the petrochemicals segment of the Unipetrol Group, which was a loss of PLN 79m.

General

- The EBITDA of PLN 713m vs. PLN 1,063m in Q4 2005 was due to deterioration of the macroeconomic conditions in the refining business.
- The Unipetrol Group reported a loss of PLN 258m, attributable to revaluation of Kauczuk a.s. to the fair value less liabilities and transaction costs: (-) PLN 230m.
- Implementation of the M&A strategy brought about an increase in the net debt to equity ratio from 16.7% in Q4 2005 to 21.4% in Q4 2006 (average values).
- Implementation of the OPTIMA savings programme yielded tangible cost efficiencies of PLN 84m, with the largest savings achieved in the refining and the chemicals segments.
- In Q4 2006, the Parent Company reduced its fixed costs by 5.2% year on year.

Financial Highlights

Segment Information

Market Overview

In Q4 2006, the average price of Brent oil stood at USD 59.60 per barrel and was higher by USD 2.71 per barrel, or 4.8%, year on year. The rise in crude oil prices went hand in hand with a reduction of the URAL/Brent differential by 1.9%, from USD 3.63 per barrel in Q4 2005 to USD 3.56 per barrel in Q4 2006. In Q4 2006, the average commodity price of gasoline amounted to USD 542.01 per tonne and was lower by USD 2.26 per tonne, or 0.4%, on Q4 2005. Prices of diesel oil, Ekoterm and JET A-1 fuel were on the upward trend, having increased by USD 4.2 per tonne, USD 2.71 per tonne and USD 10.4 per tonne (i.e. 0.7%, 0.5% and 1.8%), respectively.

High product prices were accompanied by declining crack margins on gasoline (down by 19.7%), diesel oil (down by 11.4%), light fuel oil (by 15.3%) and the JET A-1 fuel (down by 6.1%). In Q4 2006, crack margins on benzene, ethylene, propylene, phenol, butadiene and acetone were high, having gone up by 109.1%, 28.1%, 23.5%, 37.3%, 30.0% and 10.4%, respectively. Negative margin of USD 76.72 per tonne was recorded in the case of glycol, compared with USD 23.48 per tonne in Q4 2005.

As far as the exchange rates are concerned, in Q4 2006 the euro fell by 1.5% (from 3.91 PLN/EUR in Q4 2005 to 3.85 PLN/EUR in Q4 2006) and the U.S. dollar weakened by 9.1% (from 3.29 PLN/USD in Q4 2005 to 2.99 PLN/USD in Q4 2006).

According to estimates by the Energy Market Agency (Agencja Rynku Energii S.A.), the domestic consumption of fuel (including gasoline, diesel oil and light fuel oil) increased in Q4 2006 by approximately 242 thousand tonnes (or 6.8%) compared with Q4 2005, and reached 3,826 thousand tonnes. In the period under review, the consumption of gasoline increased to 1,124 thousand tonnes (by 12.1%), and of diesel oil to 2,234 thousand tonnes (by 14.6%). According the Polish Central Statistics Office ("GUS"), Q4 2006 was a time of continued high growth in the main sectors of the Polish economy, with the dynamics of industrial production sold exceeding 10%. In the petroleum products segment, the production dynamics in Q4 2006 was 6.6%.

In Q4 2006, favourable economic conditions continued to prevail in Poland. According to estimates by the Gdańsk Institute for Market Economics ("IBnGR"), it was the seventh consecutive quarter when GDP grew year on year; in Q4 2006 it stood at 6.0%. IBnGR estimates that in 2006 as a whole the growth rate of the Polish economy reached 5.6%. In Q4 2006, the key driver of the growth was capital expenditure. Increasing consumption and capital expenditure further boosted the domestic demand, which IBnGR estimates at 6.7% in Q4 2006 and at 5.6% in 2006 as a whole.

In Q4 2006, consumer prices were 0.3% higher than in Q3 2006 and 1.4% higher than at the end of 2005. In the last quarter of the previous year, consumer prices increased by 0.4% from Q3 of 2005. Compared with Q4 2005, in Q4 2006 they went up by 1.3%. The strong economic growth over the last few quarters contributed to a further improvement of the situation on the labour market. At the end of the year, unemployment rate stood at 14.9%, and was 0.3 pp and 2.7 pp lower relative to the end of Q3 2006 and the end of 2005, respectively.

Refining (Production and Wholesale)

Refining (Production and Wholesale)	**12 months ended Dec 31 2006**		**3 months ended Dec 31 2006**		**12 months ended Dec 31 2005**		**3 months ended Dec 31 2005**		**% change 12 months**	
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**US '0(**
Revenue, including:	**42,063,881**	**13,548,453**	**9,943,487**	**3,329,144**	**31,674,956**	**9,792,239**	**9,251,051**	**2,811,784**	**32.8%**	**38.**
Sales to third parties	25,147,164	8,099,708	6,053,422	2,026,725	20,285,018	6,271,066	5,327,967	1,619,394	24.0%	29
Intra-company sales	16,916,717	5,448,744	3,890,065	1,302,419	11,389,938	3,521,173	3,923,084	1,192,391	48.5%	54
Segment's costs	**-40,223,331**	**-12,955,626**	**-9,863,389**	**-3,302,327**	**-28,640,333**	**-8,854,092**	**-8,796,670**	**-2,673,679**	**40.4%**	**46**
Other operating income	134,071	43,183	34,604	11,586	141,897	43,867	56,125	17,059	-5.5%	-1
Other operating expenses	-212,972	-68,597	-117,892	-39,471	-230,806	-71,353	-72,937	-22,169	-7.7%	-3
Excess of fair value of net assets acquired over their acquisition cost					592,166	183,067	-33,582	-10,207		
Segment's profit/loss*	**1,761,649**	**567,414**	**-3,190**	**-1,068**	**3,537,880**	**1,093,727**	**403,987**	**122,789**	**-50.2%**	**-48**
Sales to third parties (thousand tonnes)	12,629		3,081		11,125		3,085		13.5%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group's level.*

The major companies comprising the Refining segment are: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Petrogaz Plock Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o., and the companies belonging to the Unipetrol Group of the Czech Republic: Paramo a.s., Unipetrol Rafinerie a.s., and Ceska Rafinerska a.s.

In Q4 2006, the segment's revenue grew by 7.5% relative to the corresponding period of 2005. The increase cannot be attributed directly to higher fuel prices on the global markets, as in Q4 2006 fuel prices remained close to the previous year's level. The main drivers behind the segment's revenue growth were larger sales of diesel oil, which went up by 138.5 thousand tonnes (12.4%) in volume terms and PLN 526,191 thousand in value terms, and an increase in sales of bitumens, which grew by 69.0 thousand tonnes (34.1%) in volume terms and PLN 113,146 thousand in value terms. However, in Q4 2006 the downward trend in the sales volume of gasoline, prevailing for many months, continued, and the sales of this product declined by 11.9 thousand tonnes (1.8%). The drop is a result of market trends reflected in the dynamic growth in the number of LPG-fuelled cars. The lower sales of light fuel oil, which shrank by 105.4 thousand tonnes (20.0%), are due to high temperatures in Q4 2006, limiting the demand for the product, and a large number of customers switching to alternative energy sources. In Q4 2006, the segment's costs increased by 12.1%, which was due mainly to high crude oil prices (up by 4.8%) and higher costs of ethanol and natural gas (up by almost PLN 75m at the Parent Company).

The segment's operating result (a loss of PLN (-)3.2m, versus an operating profit of PLN 404.0m in Q4 2005) was significantly affected by the decrease in refining product margins, which brought about a more than PLN 144m decline in EBIT at the Parent Company alone. Another external factor with a significant bearing on the operating result was the strong appreciation of the zloty against the U.S. dollar. The cumulative negative effect of the stronger zloty (on the differential and the margins) was PLN 106m. The Group's operating result was additionally reduced by PLN 8m due to the year-on-year decrease in the Ural/Brent differential in Q4 2006. The PLN 156m loss recorded by the companies of the Unipetrol Group also contributed significantly to the drop in the operating result of the segment, as in Q4 2005 these companies reported an operating profit of PLN 41m. Yet another adverse factor was the shutdowns of the production units at Ceska Rafinerska and Unipetrol Rafinerie a.s in November 2006.

In Q4 2006, the implementation of the OPTIMA Programme generated savings of PLN 30,509 thousand for the segment, i.e. 31% of total savings planned for 2006.

In Q4 2006, the expenditure on property, plant and equipment and intangible assets grew by PLN 113,842

thousand relative to Q4 2005.

Refining (Retail)

Refining (Retail)	12 months ended Dec 31 2006		3 months ended Dec 31 2006		12 months ended Dec 31 2005		3 months ended Dec 31 2005		% change 12 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**14,977,571**	**4,824,160**	**3,794,408**	**1,270,392**	**13,753,434**	**4,251,842**	**3,761,655**	**1,143,325**	**8.9%**	**13.**
Sales to third parties	14,942,282	4,812,794	3,787,163	1,267,967	13,235,909	4,091,851	3,276,161	995,763	12.9%	17
Intra-company sales	35,289	11,366	7,245	2,426	517,525	159,992	485,494	147,562	-93.2%	-92
Segment's costs	**-14,493,886**	**-4,668,369**	**-3,619,148**	**-1,211,714**	**-13,541,918**	**-4,186,453**	**-3,672,387**	**-1,116,193**	**7.0%**	**11.**
Other operating income	169,318	54,536	48,075	16,096	140,247	43,357	60,445	18,372	20.7%	25
Other operating expenses	-80,255	-25,850	-41,592	-13,925	-273,583	-84,578	-183,715	-55,839	-70.7%	-69
Excess of fair value of net assets over their acquisition cost					160,975	49,765	8,555	2,600		
Segment's profit/loss*	**572,748**	**184,478**	**181,743**	**60,849**	**239,155**	**73,934**	**-25,447**	**-7,734**	**139.5%**	**149.**
Sales to third parties (thousand tonnes)	4,100		1,081		3,499		913		17.2%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group's level*

The business operations of the following companies were classified as belonging to the retail segment: PKN ORLEN S.A., ORLEN Deutschland GmbH, ORLEN PetroProfit Sp. z o.o., ORLEN PetroCentrum Sp. z o.o., ORLEN PetroZachód Sp. z o.o. and Benzina a.s. of the Czech Unipetrol Group.

In Q4 2006, the segment's revenue increased by PLN 32,753 thousand, i.e. 0.9%, year on year. The growth was attributable to a 168.0 thousand tonnes rise (18.4%) in the sales volume, including growth of sales volume of diesel oil by 58.1 thousand tonnes (15.4%) and of gasoline by 115.6 thousand (23.6%). The higher sales volume of diesel oil was accompanied by higher sales revenue (up by PLN 143,780 thousand). Conversely, in the case of gasoline, there was a drop in sales value by PLN 111,832 thousand, due to lower prices of gasoline at service stations in Q4 2006. In the last quarter of 2006, sales of LPG declined by 3.6 thousand tonnes (8.1%).

The segment's operating profit for Q4 2006 reached PLN 181,743 thousand, while in the corresponding period of the previous year the segment reported a loss of PLN (-) 25,447 thousand. In Q4 2006, the Parent Company's profit in this segment amounted to PLN 169m, whereas in Q4 2005 the profit was PLN 142m. In Q4 2006, the retail business* of ORLEN Deutschland in Germany sustained a loss of PLN 9m. To compare, in the corresponding period of the previous year, its loss amounted to PLN 162m, and was attributable to created provisions. The 24% increase in the Parent Company's retail sales of fuels (gasoline, diesel oil and LPG) contributed PLN 60m to the growth of the segment's operating result. In Q4 2006 the retail margins on gasoline and LPG dropped considerably year on year, by 18.8% and 22.2%, respectively. However, the margins on diesel oil went up by 25.6% year on year in Q4 2006. The trends in retail margins led to a PLN 13m decline in the Parent Company's EBIT. However, Q4 2006 saw a PLN 14.1m increase in margins on non-fuel goods and services, to PLN 86.2m.

The savings achieved by the segment thanks to the OPTIMA Programme in Q4 2006 amounted to PLN 11,561 thousand, which represents 15% of total savings planned for 2006.

In Q4 2006 expenditure on property, plant and equipment and intangible assets increased by PLN 57,574 thousand year on year.

*) ORLEN Deutschland is also engaged in wholesale business, classified as Production and Wholesale

Petrochemicals

Petrochemicals	12 months ended Dec 31 2006	3 months ended Dec 31 2006	12 months ended Dec 31 2005	3 months ended Dec 31 2005	% change 12 months

Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**13,765,606**	**4,433,796**	**3,638,057**	**1,218,045**	**7,191,366**	**2,223,194**	**2,514,390**	**764,229**	**91.4%**	**99.**
Sales to third parties	9,439,689	3,040,451	2,530,445	847,209	5,106,799	1,578,755	1,939,622	589,533	84.8%	92.
Intra-company sales	4,325,917	1,393,345	1,107,612	370,836	2,084,567	644,439	574,768	174,696	107.5%	116.
Segment's costs	**-12,666,633**	**-4,079,825**	**-3,340,120**	**-1,118,294**	**-6,460,484**	**-1,997,244**	**-2,399,843**	**-729,413**	**96.1%**	**104.**
Other operating income	148,079	47,695	69,512	23,273	70,475	21,787	22,370	6,799	110.1%	118.
Other operating expenses	-405,258	-130,530	-285,185	-95,482	-92,039	-28,454	-26,719	-8,121	340.3%	358.
Excess of fair value of net assets acquired over their acquisition cost					934,112	288,779	41,191	12,520		
Segment's profit/loss*	**841,794**	**271,135**	**82,264**	**27,543**	**1,643,430**	**508,063**	**151,389**	**46,013**	**-48.8%**	**-46.**
Sales to third parties (thousand tonnes)	3,044		765		1,923		873		58.3%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group's level.*

Starting from 2006, the Petrochemicals segment has been divided into two areas of operations: Petrochemicals and Chemicals. The new Petrochemicals segment comprises petrochemical operations of the following companies: PKN ORLEN S.A., Etylobenzen Sp. z o.o., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), the petrochemicals business of ORLEN PetroZach6d Sp. z o.o., and Basell Orlen Polyolefins Sp. z o.o.

In Q4 2006, the segment's revenue was higher by PLN 1,123,667 thousand (44.7%) in comparision with the corresponding period of 2005. In Q4 2006, an increase was recorded in the sales volumes of most of the segment's key products, such as polyolefins (a total increase of 70.1%) and olefins (17.3%). Significant increases were also recorded in the sales of butadiene (20.3%), benzene (12.6%), ethylene oxide (20.4%) and ortoxylene (27.3%).

In Q4 2006, the segment's profit was PLN 82,264 thousand, versus PLN 151,389 thousand in Q4 2005. The Q4 2005 operating profit was increased as a result of an adjustment reflecting the excess of the fair value of the acquired net assets of the Unipetrol Group over their acquisition cost, amounting to PLN 41m. After eliminating that amount, the segment's EBIT fell by 25.3%, mainly because of the weak performance of the Czech companies of the Unipetrol Group in the petrocemicals segment (the companies reported a loss of PLN 79m, compared with a loss of PLN 45m in Q4 2005). On the other hand, in Q4 2006 the operating profit of the Parent Company reached PLN 146m versus PLN 158m in the corresponding period of the previous year. Strong operating performance in the Petrochemicals segment was recorded by Basell Orlen Polyolefins Sp. z o.o., which generated a profit of PLN 17m, versus a loss of PLN 23m in Q4 2005.

In Q4 2006, the implementation of the OPTIMA Programme generated savings of PLN 0.3 thousand for the segment, i.e. 29% of total savings planned for 2006.

In Q4 2006, the expenditure on property, plant and equipment and intangible assets grew by PLN 9,121 thousand compared with Q4 2005.

Chemicals

Chemicals	12 months ended Dec 31 2006		3 months ended Dec 31 2006		12 months ended Dec 31 2005		3 months ended Dec 31 2005		% change 12 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**2,408,099**	**775,630**	**527,335**	**176,555**	**1,885,437**	**582,878**	**579,298**	**176,073**	**27.7%**	**33.**
Sales to third parties	2,402,145	773,712	526,464	176,264	1,747,013	540,085	514,017	156,231	37.5%	43.
Intra-company sales	5,954	1,918	871	292	138,424	42,793	65,281	19,842	-	
Costs and expenses	**-2,206,072**	**-710,559**	**-454,099**	**-152,035**	**-1,758,857**	**-543,747**	**-478,981**	**-145,583**	**25.4%**	**30.**
Other operating income	36,738	11,833	16,338	5,470	26,609	8,226	13,246	4,026	38.1%	43.
Other operating expenses	-12,705	-4,092	-6,147	-2,058	-4,311	-1,333	-2,212	-672	194.7%	207.
Excess of fair										

value of net assets over their acquisition cost					136,755	42,277	12,819	3,896		
Segment's profit/loss*	**226,060**	**72,812**	**83,427**	**27,932**	**285,633**	**88,303**	**124,170**	**37,740**	**-20.9%**	**-17.**
Sales to third parties (thousand tonnes)	1,820		404		1,326		324		37.3%	

****)The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group's level.***

Starting from 2006, the Petrochemicals segment has been divided into two areas of operations: Petrochemicals and Chemicals. The new Chemicals segment comprises operations of the following companies: Zaklady Azotowe Anwil S.A., Spolana a.s. and ORLEN PetroProfit Sp. z o.o. In Q4 2006, Zaklady Azotowe Anwil S.A. concluded a purchase agreement with Unipetrol a.s. whereby it acquired Unipetrol's stake in Spolana a.s., representing 81.8% of that company's share capital. The aggregate price for the acquired shares amounted to *ca.* PLN 88m and was paid by ANWIL with internally generated cash.

The segment's revenue posted in Q4 2006 was down by PLN 51,963 thousand (9%) on the previous year's figure. The revenue dynamics was to a large extent driven by an increase in the average selling prices of polyvinyl chloride (up by 5.7%), ammonium nitrate (up by 11.6%), PVC granulate (up by 7.0%) and CANWIL (up by 7.3%). Additionally, the discussed period witnessed a surge in the sales volumes of the segment's key products, including ammonium nitrate, PVC granulate and caustic soda, whose sales grew by 30.0 thousand tonnes, 9.8 thousand tonnes and 39.9 thousand tonnes, respectively. The sales of CANWIL reached the level of 89.8 thousand tonnes and so were virtually on a par with those reported in Q4 2005. Only the sales of polyvinyl chloride showed a 2.9% decline relative to Q4 2005.

The good situation on the nitrogen fertilisers market was attributable to the transfer of drought loan proceeds to farmers, the sale of stored grain, and payments for sugar beet deliveries. Another factor with a considerable bearing on the sales of fertilisers was the anticipated rise in the price of natural gas (key raw material in fertiliser production) as of January 2007, which will influence the prices of nitrogen products (stocking up). A relatively strong demand for polyvinyl chloride and granulates followed from the upswing in the market of investment and construction goods, which lasted into Q4 2006, and the mild weather which made it possible to carry out construction work (extended construction season). Additionally, increased granulate exports to Ukraine, Russia and Belarus resulted from a growing demand from those markets and the persisting shortage of PVC experienced by the Russian market. These favourable sale trends buoyed up the results of Anwil S.A. In Q4 2006, the company reported an operating profit of PLN 94m, up by PLN 32m relative to Q4 2005. In the same market segment Unipetrol a.s. incurred a loss of PLN 10m vs. a loss of PLN 11m in Q4 of the previous year.

Owing to the combined effect of the above factors, the segment's profit totalled PLN 83,427 thousand, whereas in Q4 2005 it stood at PLN 124,170 thousand. The 2005 operating profit includes the amount of PLN 12,819 thousand, representing the excess of the fair value of Unipetrol a.s.'s net assets over their acquisition cost.

In Q4 2006, the expenditure on property, plant and equipment and intangible assets was reduced by PLN 21,262 thousand. In Q4 2006, the implementation of the OPTIMA programme generated savings of PLN 21,535 thousand for the segment, i.e. 42% of total savings planned for 2006.

Other Activities

Other activities	**12 months ended Dec 31 2006**		**3 months ended Dec 31 2006**		**12 months ended Dec 31 2005**		**3 months ended Dec 31 2005**		**% change 12 months**	
Results according to IFRS	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**	**PLN '000**	**USD '000**
Revenue, including:	**1,998,151**	**643,589**	**515,223**	**172,500**	**1,690,097**	**522,490**	**525,244**	**159,644**	**18.2%**	**23.2**
Sales to third parties	938,215	302,192	217,738	72,900	813,528	251,500	295,116	89,698	15.3%	20.
Intra-company sales	1,059,936	341,397	297,485	99,600	876,569	270,989	230,128	69,946	20.9%	26.
Costs and expenses	**-1,959,045**	**-630,993**	**-528,685**	**-177,007**	**-1,710,174**	**-528,696**	**-563,176**	**-171,173**	**14.6%**	**19.3**

Other operating income	86,091	27,729	64,220	21,501	42,006	12,986	13,990	4,252	104.9%	113.:
Other operating expenses	-93,440	-30,096	-60,580	-20,283	-119,066	-36,809	-86,899	-26,412	-21.5%	-18.:
Excess of fair value of net assets over their acquisition cost	0		0		249,713	77,198	-9,583	-2,913		
Segment's profit/loss*	**31,757**	**10,229**	**-9,822**	**-3,288**	**152,576**	**47,169**	**-120,424**	**-36,602**	**-79.2%**	**-78.3**
Sales to third parties (thousand tonnes)	166		96		204		59		-18.6%	

**)The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group's level.*

Apart from the companies engaged in the production of energy and provision of services to PKN ORLEN S.A., the Other Activities segment includes a number of undertakings which were spun off, mainly as a result of the Group restructuring.

In Q4 2006, the segment sustained a loss of PLN 9,822 thousand. By way of comparison, the loss incurred in Q4 2005 amounted to PLN 120,424 thousand. The major driver of the negative result on Other Activities was the performance of the Unipetrol Group's operations included in the discussed segment, which in Q4 2006 posted a loss of PLN 30,897 thousand.

In Q4 2006, the implementation of the OPTIMA programme generated savings of PLN 20,505 thousand for the segment, i.e. 33% of total savings planned for 2006.

In Q4 2006, the expenditure on property, plant and equipment and intangible assets grew by PLN 26,174 thousand compared with Q4 2005.

Financial Overview

Income Statement

In Q4 2006, the Group's total sales revenue increased by PLN 1,762,349 thousand (or 15.5%) compared with Q4 2005, on the back of higher sales to third parties in most areas of the Group's operations. In Refining (Production + Wholesale) the sales revenue rose by PLN 725,455 thousand (or 13.6%), in Refining (Retail) by 511,002 thousand (or 15.6%), in Petrochemicals by PLN 580,460 thousand (or 30.3%), and in Chemicals by PLN 12,447 thousand (or 2.4%). Other Activities were the only segment where sales value decreased, by PLN 77,378 thousand (or 26.2%). The growth in the sales value followed from an increase of 165.1 thousand tonnes in the Group's total sales volume. A particularly material growth was recorded in the volume of wholesale and retail sales of engine fuels (gasolines, diesel oil, liquefied petroleum gas, Jet A-1 fuel) and light fuel oil (Ekoterm), which expanded by 191.8 thousand tonnes (or 5.7%) relative to Q4 2005.

In the last quarter of 2006, the operating expenses went up by PLN 1,986,993 thousand (or 18.6%). The greater dynamics of this item is attributable to the increased scale of the Group's business. A noteworthy development is the reduction of the share of fixed costs (depreciation and amortisation, contracted services, salaries and wages, taxes and charges, as well as other operating expenses) in the total operating expenses.

In Q4 2006, the cost of products sold grew by PLN 1,279,555 thousand (or 19.9%), driven mainly by the higher cost of processed crude oil. The gross profit on sales amounted to PLN 1,570,648 thousand and was lower by PLN 272,128 thousand (or 14.8%) than in Q4 2005.

In Q4 2006, the Group recorded lower selling costs of PLN 750,975 thousand: they decreased by PLN 61,118 thousand (or 7.5%) year on year. Over the same period the general and administrative expenses slightly rose, to PLN 371,285 thousand. The reduction of selling costs was attributable mainly to the lower selling costs of Unipetrol a.s., Petroprofit Sp. z o.o. and Petrozachód Sp. z o.o. The aggregate selling costs of these companies fell by PLN 89m in Q4 2006 relative to the corresponding period of the previous year.

In Q4 2006, the Group's other operating income and other operating expenses increased by PLN 64,290 thousand and PLN 110,443 thousand, respectively. One of the drivers of the increase in other operating income was the release by the Parent Company of a provision for reclamation expenses in the amount of PLN 92m, while the increase in other operating expenses followed from an increase in other operating expenses at the Unipetrol Group.

In Q4 2006, the Group earned an operating profit of PLN 173m, compared with PLN 444m in Q4 2005. This large difference was caused by a significant decrease in the operating results recorded by the Group companies. The Q4 2006 operating profit was to the largest extent affected by the operating loss of PLN 258m recorded by the Unipetrol Group and caused by revaluation of Kauczuk a.s. assets to the fair value less liabilities and transaction costs (the revaluation was made in connection with the intended sale of shares in the company); the effect of the revaluation in the amount of (-) PLN 230m was charged against other operating expenses.

In Q4 2006, financial income amounted to PLN 180,074 thousand and was higher by PLN 10,574 thousand than in Q4 2005. Over the same period, the Group's financial expenses grew by PLN 96,261 thousand, owing to the increase in the Parent Company's debt related to the financing of the Mazeikiu Refinery acquisition. Consequently, in Q4 2006 the Group recorded a net loss on financing activities in the amount of PLN 68,210 thousand vs. a net profit on financing activities of PLN 17,477 thousand in Q4 2005.

In Q4 2006, the share in the net profit of the Group undertakings valued with the equity method stood at PLN 55,695 thousand, compared with PLN 21,974 thousand in Q4 2005.

In Q4 2006, corporate income tax amounted to PLN 84,445 thousand, up by PLN 536 thousand on Q4 2005.

In Q4 2006, the Group earned a net profit of PLN 76,145 thousand, which means a decrease of PLN 323,210 on the respective figure for Q4 2005.

Balance Sheet

As at the end of Q4 2006, the Group had total assets of PLN 45,790,472 thousand, up by 37.1% relative to

December 31st 2005. Over the same period, non-current assets increased by PLN 7,097,724 thousand (or 34.0%), to PLN 27,983,256 thousand, mainly due to the purchase of the Mazeikiu Refinery. Current assets grew from PLN 12,518,779 thousand as at December 31st 2005 to PLN 17,807,216 thousand as at December 31st 2006. The increase in current assets was driven mainly by the increases in inventories and trade and other receivables, as well as cash, by PLN 1,297,465 thousand, PLN 1,531,891 thousand and PLN 1,237,395 thousand, respectively. When compared with the value as at the end of 2005, working capital (current assets - current liabilities) went down from PLN 3,981,310 thousand to PLN 2,906,944 thousand, as a result of the increased debt.

As at the end of Q4 2006, the Group's total equity stood at PLN 21,935,724 thousand, and was higher by PLN 2,622,736 thousand (or 13.6%) than as at the end of 2005, primarily thanks to an increase in retained profit of PLN 2,386,036 thousand and currency translation differences of PLN 178,051 thousand. Non-current liabilities amounted to PLN 8,954,475 thousand, that is PLN 3,400,622 more than as at the end of 2005, mainly owing to the increase in loans and borrowings of PLN 2,805,215 thousand. This increase was principally driven by the increase of PLN 2,121,465 in long-term loans and borrowings of the Parent Company. Current liabilities were also on the rise, going up from PLN 8,537,469 thousand as at December 31st 2005 to PLN 14,900,272 thousand as at December 31st 2006. Under current liabilities, significant increases were recorded in loans and borrowings (PLN 3,122,761 thousand), as well as in trade and other payables and accruals (PLN 1,585,364 thousand). The 5,927,976 thousand increase in the Group's total debt (under loans, borrowings and securities in issue), to PLN 10,444,773 thousand as at the end of 2006, was attributable to the purchase of the Mazeikiu Refinery.

Cash-Flow Statement

In Q4 2006, net cash provided by operating activities stood at PLN 1,045,838, up by PLN 128,033 thousand relative to Q4 2005. This increase was principally driven by favourable trends seen in Q4 2006, when compared with Q4 2005, in inventories (a decrease of PLN 85,807 thousand in Q4 2006, compared with an increase of PLN 434,034 thousand in Q4 2005) and receivables (a drop by PLN 644,221 thousand in Q4 2006, compared with an increase of PLN 83,646 thousand in Q4 2005). On the other hand, operating cash flows were adversely affected by the changes in liabilities and accruals (in Q4 2006, the decrease in liabilities caused a reduction of cash by PLN 5,637 thousand, while in Q4 2005, an increase in liabilities translated into an increase in cash of PLN 536,892 thousand).

In Q4 2006, net cash used in investing activities stood at (-) PLN 5,287,094 thousand, compared with (-) PLN 792,084 thousand in Q4 2005. The larger amount of cash used in investing activities resulted from the Parent Company's acquisition of financial assets in AB Mazeikiu Nafta for PLN 6,759.7m in Q4 2006. In Q4 2006, financing activities provided net cash of PLN 4,960,971 thousand, while in Q4 2005 the net cash flow on financing activities was negative: (-) PLN 256,625 thousand. The positive net balance on financing activities in Q4 2006 is connected with the increase in long- and short-term loans and borrowings contracted by the Parent Company in the amount of PLN 5,120,127 thousand (vs. repayment of loans and borrowings of PLN 134,813 thousand in Q4 2005).

These cash flows caused an increase in cash to PLN 2,364,198 thousand as at December 31st 2006, which is PLN 1,237,395 more than as at the end of December 2005.

PKN ORLEN SA
SEC File
82-5036

APPENDIX I

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
for the periods of 12 and 3 months ended December 31st 2006 and December 31st 2005
(PLN '000)

ITEM	12 months ended Dec 31 2006 (unaudited)	3 months ended Dec 31 2006 (unaudited)	12 months ended Dec 31 2005 (unaudited)	3 months ended Dec 31 2005 (unaudited)	% chang 12 montl
Revenue from sales of products	50,092,092	11,908,457	41,015,030	11,797,822	22.1
Excise tax and other charges	-12,405,621	-3,079,173	-12,193,390	-3,778,495	1.7
Net revenue from sales of products	**37,686,471**	**8,829,284**	**28,821,640**	**8,019,327**	**30.8**
Revenue from sales of goods for resale and materials	16,255,925	4,768,581	12,676,620	3,449,074	28.2
Excise tax and other charges	-1,072,901	-482,633	-309,993	-115,518	246.1
Net revenue from sales of goods for resale and materials	**15,183,024**	**4,285,948**	**12,366,627**	**3,333,556**	**22.8**
Total sales revenue	**52,869,495**	**13,115,232**	**41,188,267**	**11,352,883**	**28.4**
Cost of products sold	-32,156,223	-7,713,704	-22,510,985	-6,434,149	42.8
Cost of goods for resale and materials sold	-13,711,215	-3,830,880	-11,567,863	-3,075,958	18.5
Cost of products and materials sold	**-45,867,438**	**-11,544,584**	**-34,078,848**	**-9,510,107**	**34.6**
Gross profit on sales	**7,002,057**	**1,570,648**	**7,109,419**	**1,842,776**	**-1.5**
Selling costs	-2,640,797	-750,975	-2,391,290	-812,093	10.4
General and administrative expenses	-1,171,411	-371,285	-1,039,333	-357,651	12.7
Other operating income*	612,975	238,529	2,330,291	174,239	-73.7
Other operating expenses	-886,921	-513,902	-1,090,863	-403,459	-18.7
Gain on disposal of all or part of shares in subordinated undertakings	1,835	90	29,396	1	-93.8
Operating profit	**2,917,738**	**173,105**	**4,947,620**	**443,813**	**-41.0**
Financial income	603,119	180,074	669,028	169,500	-9.9
Financial expenses **	-670,368	-248,284	-480,195	-152,023	39.6
Net financial income/expenses	**-67,249**	**-68,210**	**188,833**	**17,477**	**-135.6**
Share in net profit/loss of undertakings valued with equity method	220,701	55,695	202,768	21,974	8.8
Profit before tax	**3,071,190**	**160,590**	**5,339,221**	**483,264**	**-42.5**
Corporate income tax	-665,407	-84,445	-701,445	-83,909	-5.1
Net profit	**2,405,783**	**76,145**	**4,637,776**	**399,355**	**-48.1**
including:					
Profit (loss) attributable to minority interests	75,531	-70,309	59,320	33,876	27.3
Profit attributable to equity holders of the Parent Company	**2,330,252**	**146,454**	**4,578,456**	**365,479**	**-49.1**

* Including, in 2005, PLN 1,893,688 attributable to the excess of the fair value over the acquisition cost of the shares of Unipetrol a.s..

** Including, in Q4 2006, an amount of PLN (162,323) thousand resulting from rollover and settlement of financial instruments hedging future payments for the shares of the Mazeikiu Group; because these instruments are non-standard, hedging accounting was not applied to these transactions.

APPENDIX II

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
as at December 31st 2006 and December 31st 2005
(PLN '000))

ITEM	Dec 31 2006 (unaudited)	Dec 31 2005	% change
ASSETS			
Non-current assets			
Property, plant and equipment	25,134,597	18,510,754	35.8%
Intangible assets	619,636	513,167	20.7%
Goodwill	568,569	115,447	392.5%
Financial assets	558,452	550,984	1.4%
Shares in undertakings valued with equity method	728,783	1,025,077	-28.9%
Loans granted	5,272	7,145	-26.2%
Deferred tax asset	159,347	62,131	156.5%
Investment property	34,925	11,557	202.2%
Perpetual usufruct right to land	87,722	76,172	15.2%
Other non-current assets	85,953	13,098	556.2%
Total non-current assets	**27,983,256**	**20,885,532**	**34.0%**
Current assets			
Inventories	7,410,702	6,113,237	21.2%
Trade and other receivables	6,309,529	4,777,638	32.1%
Income taxes receivable	250,185	49,567	404.7%
Short-term securities	7,424	104,925	-92.9%
Loans granted	0	13	-100.0%
Prepayments and accrued income	132,563	145,853	-9.1%
Cash	2,364,198	1,126,803	109.8%
Other financial assets	302,007	111,899	169.9%
Assets held for sale	**1,030,608**	**88,844**	**1060.0%**
Total current assets	**17,807,216**	**12,518,779**	**42.2%**
Total assets*	**45,790,472**	**33,404,311**	**37.1%**
LIABILITIES			
Equity			
Share capital	534,636	534,636	0.0%
Share capital revaluation adjustment	522,999	522,999	0.0%
**Share capital ** **	**1,057,635**	**1,057,635**	0.0%
Share premium account	1,058,450	1,058,450	0.0%
Share premium revaluation adjustment	168,803	168,803	0.0%
Share premium account	**1,227,253**	**1,227,253**	**0.0%**
Hedging capital	8,506	57,334	-85.2%
Currency-translation differences	22,037	-156,014	-114.1%
Retained profit, including:	16,871,665	14,485,629	16.5%
Net profit attributable to equity holders of the parent ***	2,330,252	4,578,456	-49.1%
Equity (attributable to equity holders of the parent)	**19,187,096**	**16,671,837**	**15.1%**
Equity attributable to minority interests	2,748,629	2,641,152	4.1%
Total equity	**21,935,725**	**19,312,989**	**13.6%**
Non-current liabilities			
Loans and borrowings	6,211,193	3,405,978	82.4%
Provisions	807,240	956,991	-15.6%
Deferred tax liability	1,754,607	1,020,159	72.0%
Other non-current liabilities	181,435	170,725	6.3%
Total non-current liabilities	**8,954,475**	**5,553,853**	**61.2%**

Current liabilities			
Trade and other payables and accruals	8,269,414	6,684,050	23.7%
Provisions	752,464	683,273	10.1%
Income tax expense	106,261	35,711	197.6%
Loans and borrowings	4,233,580	1,110,819	281.1%
Deferred income	35,130	19,265	82.4%
Other financial liabilities	1,307,467	4,351	29949.8%
Liabilities directly related to non-current assets classified as held for sale	195,956		
Total current liabilities	**14,900,272**	**8,537,469**	**74.5%**
Total equity and liabilities*	**45,790,472**	**33,404,311**	**37.1%**

* Increase in assets in connection with the acquisition of the Mazeikiu Group.
** Share capital was restated in accordance with IAS 29.
*** Including, in 2005, PLN 1,893,688 thousand attributable to the excess of the fair value over the acquisition cost of the shares of Unipetrol a.s.

PKN ORLEN SA
SEC File
82-5036

APPENDIX III

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENTS
for the periods of 12 and 3 months ended December 31st 2006 and December 31st 2005
(PLN '000)

ITEM	12 months ended Dec 31 2006 (unaudited)	3
Cash flows from operating activities		
Net profit	**2,405,783**	
Adjustments:		
Share in net profit/(loss) of undertakings valued with equity method	-220,701	
Depreciation and amortisation	2,103,383	
Net interest and dividends	190,442	
Income tax expense	665,407	
(Profit)/loss on investing activities	-125,716	
Decrease/(increase) in receivables	-1,124,034	
Decrease/(increase) in inventories	-312,738	
Decrease/(increase) in liabilities and accruals	896,733	
Decrease/(increase) in provisions	20,937	
Other adjustments*	-11,518	
Income tax paid	-781,969	
Net cash provided by operating activities	**3,706,009**	
Cash flows from investing activities		
Acquisition of property, plant and equipment and intangible assets	-1,924,642	
Disposal of property, plant and equipment	269,546	
Disposal of shares	144,934	
Acquisition of shares **	-5,846,343	
Acquisition of short-term securities	-338,922	
Disposal of short-term securities	436,882	
Dividends and interest received	539,138	
Loans (granted)/repaid	4,172	
Acquisition of claims of the Unipetrol Group		
Other	-40,078	
Net cash used in investing activities	**-6,755,313**	
Cash flows from financing activities		
Increase in long- and short-term loans and borrowings ***	9,610,402	
Decrease in long- and short-term loans and borrowings ***	-5,095,903	
Interest paid	-204,369	
Dividend paid	0	
Other adjustments	-23,389	
Net cash provided by/(used in) financing activities	**4,286,741**	
Net change in cash	**1,237,437**	
Foreign-exchange gains/(losses)	-42	
Cash at beginning of period	**1,126,803**	
Cash at end of period, including:	**2,364,198**	
restricted cash	81,697	

* Including, in 2005, PLN (1,893,688) thousand attributable to the excess of the fair value over the acquisition cost of the shares of Unipetrol a.s.

PKN ORLEN S.A.
SEC File
82-5036

** Including, in 2006, PLN (5,729,186) thousand attributable to the acquisition of the Mazeikiu Group (net of cash acquired) and in 2005, PLN (1,582,169) thousand attributable to the acquisition of the Unipterol Group (net of cash acquired).
*** Including a change in long-term financing in the amount of PLN 1,359,091 thousand, in connection with more favourable lending terms obtained by the Group.

APPENDIX IV

POLSKI KONCERN NAFTOWY ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENTS
for the periods of 12 and 3 months ended December 31st 2006 and December 31st 2005 (PLN '000)

ITEM	12 months ended Dec 31 2006 (unaudited)	3 months ended Dec 31 2006 (unaudited)	12 months ended Dec 31 2005 (unaudited)	3 months ended Dec 31 2005 (unaudited)	% change 12 months	% change 3 months
:NUE ON SALES TO :D PARTIES[1]						
ng (Production and Wholesale)	25,147,164	6,053,422	20,285,018	5,327,967	24.0%	13.6%
ng (Retail)	14,942,282	3,787,163	13,235,909	3,276,161	12.9%	15.6%
:hemicals	9,349,689	2,530,445	5,106,799	1,939,622	85.8%	30.3%
icals	2,402,145	526,464	1,747,013	514,017	37.5%	2.4%
Activities	938,215	217,738	813,528	295,116	15.3%	-26.2%
\L	**52,869,495**	**13,115,232**	**41,188,267**	**11,352,883**	**28.4%**	**15.5%**
/ENT'S PROFIT/LOSS[2]						
ng (Production and Wholesale)	1,761,649	-3,190	3,537,880	403,987	-50.2%	-100.8%
ng (Retail)	572,748	181,743	239,155	-25,447	-	-
:hemicals	841,794	82,264	1,643,430	151,389	-48.8%	-45.7%
icals	226,060	83,427	285,633	124,170	-20.9%	-32.8%
Activities	31,757	-9,822	152,576	-120,424	-79.2%	-91.8%
sions	-2,880	509	-281,384	-33,078	-	-
of unallocated items	-513,390	-161,826	-629,670	-56,784	-18.5%	185.0%
\L	**2,917,738**	**173,105**	**4,947,620**	**443,813**	**-41.0%**	**-61.0%**
:NDITURE ON PROPERTY, 'T AND EQUIPMENT						
ng (Production and Wholesale)	624,264	273,585	532,763	159,743	17.2%	71.3%
ng (Retail)	540,892	279,375	462,680	221,801	16.9%	26.0%
:hemicals	320,223	139,605	386,544	130,484	-17.2%	7.0%
icals	174,338	39,664	294,766	60,926	-40.9%	-34.9%
Activities	218,363	93,653	158,726	67,479	37.6%	38.8%
of unallocated items	63,556	31,146	42,444	12,070	49.7%	7000.5%
\L	**1,941,636**	**857,028**	**1,877,923**	**652,503**	**3.4%**	**157.9%**
IECIATION AND RTISATION						
ng (Production and Wholesale)	649,098	156,342	574,397	136,176	13.0%	14.8%
ng (Retail)	271,986	70,668	272,131	56,618	-0.1%	24.8%
:hemicals	757,547	202,786	486,860	288,032	55.6%	-29.6%
icals	183,135	46,409	196,275	50,007	-6.7%	-7.2%
Activities	212,519	55,314	216,636	78,930	-1.9%	-29.9%
of unallocated items	29,098	8,268	33,645	9,331	-13.5%	-11.4%
\L	**2,103,383**	**539,787**	**1,779,944**	**619,094**	**18.2%**	**-12.8%**

1. *Revenue on sales to third parties comprises exclusively sales to undertakings outside of the PKN ORLEN Group.*
2. *Segment's profit/loss comprises profit on sales to third parties and transfer to other segments.*

PKN ORLEN S.,
SEC File
82-5036

APPENDIX V

POLSKI KONCERN NAFTOWY ORLEN S.A.
KEY CONSOLIDATED OPERATING DATA
for the periods of 12 and 3 months ended December 31st 2006 and December 31st 2005 (tonnes)

ITEM	12 months ended Dec 31 2006 (unaudited)	3 months ended Dec 31 2006 (unaudited)	12 months ended Dec 31 2005 (unaudited)	3 months ended Dec 31 2005 (unaudited)	% change 12 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**18,023**	**4,633**	**15,383**	**4,519**	**17.2%**	**2.5%**
REFINERY OUTPUT						
Gasoline	3,511,087	904,698	3,348,454	857,788	4.9%	5.5%
Diesel oil	5,689,159	1,478,233	4,419,945	1,234,068	28.7%	19.8%
Fuel oil (III)	785,870	201,289	640,290	154,992	22.7%	29.9%
Ekoterm	1,327,471	369,787	1,600,329	464,063	-17.1%	-20.3%
Jet A-1	473,126	104,187	404,847	91,670	16.9%	13.7%
LPG	260,053	48,122	258,589	68,136	0.6%	-29.4%
Other refining products	2,267,150	617,057	1,855,621	517,040	22.2%	19.3%
TOTAL	**14,313,916**	**3,723,373**	**12,528,075**	**3,387,757**	**14.3%**	**9.9%**
SALES OF REFINING PRODUCTS						
Gasoline	4,653,180	1,256,945	4,275,538	1,153,189	8.8%	9.0%
Diesel oil	6,864,666	1,692,816	5,223,015	1,496,146	31.4%	13.1%
Fuel oil (III)	667,404	154,283	516,095	140,974	29.3%	9.4%
Ekoterm	1,586,842	421,866	1,851,752	527,277	-14.3%	-20.0%
Jet A-1	498,743	113,499	464,815	111,066	7.3%	2.2%
LPG	426,516	94,710	367,315	100,358	16.1%	-5.6%
Other refining products	1,980,239	407,120	1,910,313	456,285	3.7%	-10.8%
TOTAL	**16,677,590**	**4,141,239**	**14,608,843**	**3,985,295**	**14.2%**	**3.9%**
CHEMICALS OUTPUT						
Polyethylene	475,438	114,868	219,051	78,343	117.0%	46.6%
Polypropylene	365,945	92,303	176,381	61,822	107.5%	49.3%
Ethylene	355,350	78,143	282,024	106,044	26.0%	-26.3%
Propylene	283,178	55,320	251,881	88,405	12.4%	-37.4%
Glycol	111,014	28,705	88,611	30,076	25.3%	-4.6%
Ammonium nitrate	619,276	179,452	558,804	134,190	10.8%	33.7%
CANWIL	390,458	93,970	367,131	103,494	6.4%	-9.2%
Polyvinyl chloride (PVC)	335,352	63,006	238,036	75,590	40.9%	-16.6%
Other products	2,051,804	355,202	1,439,187	504,093	42.6%	-29.5%
TOTAL	**4,987,815**	**1,060,969**	**3,621,106**	**1,182,057**	**37.7%**	**-10.2%**
SALES OF CHEMICALS						
Polyethylene	468,292	112,930	229,868	61,765	103.7%	82.8%
Polypropylene	363,583	88,381	184,026	56,594	97.6%	56.2%
Ethylene	250,933	65,370	128,687	56,458	95.0%	15.8%
Propylene	253,282	66,557	164,222	56,009	54.2%	18.8%
Glycol	113,566	29,471	89,116	27,533	27.4%	7.0%
Ammonium nitrate	560,210	149,944	529,675	119,920	5.8%	25.0%
CANWIL	394,846	89,781	357,837	89,879	10.3%	-0.1%
Polyvinyl chloride (PVC)	331,815	64,715	249,290	66,634	33.1%	-2.9%
Other products	2,120,431	501,254	1,314,510	661,652	61.3%	-24.2%

TOTAL	4,856,958	1,168,403	3,247,231	1,196,444	49.6%	-2.3%

APPENDIX VI

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for the periods of 12 and 3 months
ended December 31st 2006 and December 31st 2005
(tonnes)

olumes of light at PKN ORLEN Group	12 months ended Dec 31 2006 (unaudited)	3 months ended Dec 31 2006 (unaudited)	12 months ended Dec 31 2005 (unaudited)	3 months ended Dec 31 2005 (unaudited)	% change 12 months	% change 3 months
e of key light including:	**9,933,452**	**2,499,174**	**8,695,087**	**2,477,553**	**14.2%**	**0.9%**
:	2,497,460	652,059	2,345,192	663,965	6.5%	-1.8%
il	5,119,926	1,258,133	3,829,062	1,119,601	33.7%	12.4%
	498,743	113,499	464,815	111,066	7.3%	2.2%
ι	1,586,840	421,866	1,851,590	527,264	-14.3%	-20.0%
	230,483	53,617	204,428	55,657	12.7%	-3.7%
es of engine uding:	**4,096,495**	**1,080,662**	**3,487,348**	**910,483**	**17.5%**	**18.7%**
:	2,155,720	604,886	1,930,346	489,224	11.7%	23.6%
.l	1,744,740	434,683	1,393,953	376,545	25.2%	15.4%
ι	2	0	162	13	-98.8%	-100.0%
	196,033	41,093	162,887	44,701	20.3%	-8.1%
s of fuels, :	**14,029,947**	**3,579,836**	**12,182,435**	**3,388,036**	**15.2%**	**5.7%**
ıels	12,443,105	3,157,970	10,330,683	2,860,759	20.4%	10.4%

APPENDIX VII

The Management Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna (PKN ORLEN) hereby reports on the impact of the LIFO inventory valuation method on the non-consolidated profit of PKN ORLEN and the consolidated profit of the PKN ORLEN Group for Q4 2006 and Q1-Q4 2006.

The profit before tax and the net profit (i.e. including the effect of deferred tax), as estimated by the Company for PKN ORLEN and the PKN ORLEN Group in accordance with the International Accounting Standards (IAS), using the LIFO inventory valuation method, are as follows (data in PLN '000):

	12 months ended Dec 31 2006		3 months ended Dec 31 2006		12 months ended Dec 31 2005		
IFRS	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Met inve valı at wei ave produ acqu c
Non-consolidated profit before tax	2,629,932	2,567,693	199,800	623,282	3,158,663	2,084,216	
Non-consolidated net profit	2,232,590	2,182,176	164,582	507,602	2,527,214	1,656,912	
Consolidated profit before tax	3,071,190	3,039,327	160,590	643,898	5,339,221	4,258,128	
Consolidated net profit	2,405,783	2,378,133	76,145	464,544	4,637,776	3,762,091	

PKN ORLEN and the PKN ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the impact of oil price increases or decreases on the prices of final products. Therefore, the results generated by PKN ORLEN and the PKN ORLEN Group are positively affected when crude oil prices increase, while the situation is the opposite when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the Group's results relative to the results obtained when the weighted average method is applied. These trends are most apparent when crude oil prices are subject to significant changes. Due to a considerable decline in the price of crude oil in Q4 2006, at the end of 2006 the price was again at the level recorded early in the year. Therefore, a negative adjustment to the profit reflecting the application of the LIFO inventory valuation in 2006 is considerably smaller than in 2005.

The assumptions used for the calculation of estimated profits using the LIFO method are the same as those used for previous LIFO estimates; these assumptions were published in Current Report No. 29 of May 21st 2001.

Legal basis*:

Art. 56.1.1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading, and Public Companies, dated July 29th 2005 (Dz. U. No. 184, item 1539).

END

PKN ORLEN SA
SEC File
82-5036

Close

PKN ORLEN SA
SEC File
82-5036

Performance - General Overview

Refining and Retail

- 2.5% higher oil throughput contributed to a growth in sales of gasoline and diesel oil by 9.0% and 13.1%, respectively.
- Decrease in the Ural-Brent differential from USD 3.63 per barrel to USD 3.56 per barrel caused a PLN 8m year-on-year drop in EBIT.
- Negative impact of lower refining margins combined with appreciation of the złoty against the U.S. dollar, which reduced EBIT by PLN 250m, was partly offset by higher sales volumes of gasoline, diesel oil, Ekoterm and Jet fuel (PLN 32m).
- Higher retail sales volumes at the Parent Company improved EBIT by PLN 60m, whereas the noticeable drop in retail margins on gasoline and LPG reduced EBIT by PLN 13m.
- Unipetrol reported high loss (PLN 137m) on its refining operations, attributable to repair shutdowns of the company's production units.

Petrochemicals and Chemicals

- The performance of Basell ORLEN Polyolefins Sp. z o.o. improved by PLN 17m due to 70% higher polyolefin sales volumes.
- High dynamics of sales of chemical products (nearly 23%) coupled with high selling prices increased the results of Anwil S.A.: PLN 94m in Q4 2006, compared with PLN 61m in Q4 2005.
- In connection with the proposed sale of Kauczuk a.s., the assets of this company were classified as held for sale and valued at fair value less liabilities and transaction costs, amounting to PLN 1,010m. The revaluation of the carrying value of these assets had a negative impact on the net result reported by the petrochemicals segment of the Unipetrol Group, which was a loss of PLN 79m.

General

- The EBITDA of PLN 713m vs. PLN 1,063m in Q4 2005 was due to deterioration of the macroeconomic conditions in the refining business.
- The Unipetrol Group reported a loss of PLN 258m, attributable to revaluation of Kauczuk a.s. to the fair value less liabilities and transaction costs: (-) PLN 230m.
- Implementation of the M&A strategy brought about an increase in the net debt to equity ratio from 16.7% in Q4 2005 to 21.4% in Q4 2006 (average values).
- Implementation of the OPTIMA savings programme yielded tangible cost efficiencies of PLN 84m, with the largest savings achieved in the refining and the chemicals segments.
- In Q4 2006, the Parent Company reduced its fixed costs by 5.2% year on year.

Financial Highlights

Q4/06	Q3/06	q/q +/- (%)	Q4/05	y/y +/- (%)	in PLNm, unless stated otherwise	2006	2005
-3	917	*-100.3*	404	*-100.7*	*Refining*	1,762	3,538
82	211	*-61.1*	151	*-45.7*	*Petrochemicals*	842	1,643
83	57	*45.6*	124	*-33.1*	*Chemicals*	226	286
182	187	*-2.7*	-25	*-828.0*	*Retail*	573	239
-10	-15	*-33.3*	-120	*-91.7*	*Other*[1]	32	153
-161	-178	*-9.6*	-90	*78.9*	*Unallocated*[2]	-517	-911
173	1,179	*-85.3*	444	*-61.0*	**EBIT**	2,918	4,948
-244	-63	*287.1*	-258	*-5.3*	*Non-recurring events*[3]	-311	1,271
0	0	-	-24	-	*Refining*	0	557
-230	0	-	-17	*1285.3*	*Petrochemicals*	-230	915
-10	0	-	0	-	*Chemicals*	-10	137
-1	-2	*-30.1*	-124	*-98.9*	*Retail*	-5	10
-11	-3	*255.5*	-71	*-85.1*	*Other*[1]	-24	175
8	-58	*-114.2*	-21	*-139.8*	*Unallocated*[2]	-42	-523
417	1,242	*-66.4*	702	*-40.6*	**Clean EBIT**[3]	3,229	3,677
713	1,681	*-57.6*	1,063	*-33.0*	**EBITDA**	5,021	6,728
957	1,744	*-45*	1,321	*-27.6*	**Clean EBITDA**[3]	5,332	5,457
76	1,037	*-92.7*	399	*-81.0*	**Net profit**	2,406	4,638
146	1,026	*-85.8*	365	*-60.0*	**Profit attributable to equity holders of the parent**	2,330	4,578
390	1,077	*-63.8*	545	*-28.4*	**Clean profit attributable to equity holders of the parent**[3]	2,628	3,219
1,046	1,533	*-31.8*	918	*13.9*	**Net cash provided by (used in) operating activities**	3,706	3,664
2.1	16.0	*-86.9*	6.5	*-67.7*	**ROACE (%)**[4]	9.0	21.8
21.9	10.9	*100.9*	16.7	*31.1*	**Net debt to equity ratio (%)**[5]	27.5	11.4
0.34	2.40	*-85.7*	0.85	*-59.9*	**EPS**	5.45	10.70
0.91	2.52	*-63.7*	1.28	*-28.4*	**Clean EPS**	6.14	7.53
0.00	0.00	-	2.13	-	**Dividend per share**	0.00	2.13

1) PKN ORLEN's companies responsible for utilities, employee-related services and maintenance.
2) Includes the PKN Corporate Centre and companies not included in the segments specified above.
3) Non-recurring events: excess of fair value of net assets acquired over the acquisition cost.
4) ROACE = operating profit after tax / average capital employed (equity + net debt).
5) Calculated based on the average values of the balance-sheet items.

Macroeconomic Factors

Q4/06	Q3/06	q/q +/- (%)	Q4/05	y/y +/- (%)		2006	2005
2.73	3.96	*-31.1*	5.20	*-47.5*	**Average refining margin**[1] **(USD/bbl)**	3.70	5.11
3.56	3.67	*-3.0*	3.63	*-1.9*	**Ural/Brent differential (USD/bbl)**	3.91	4.15
59.60	69.61	*-14.4*	56.89	*4.8*	**Average price of Brent crude (USD/bbl)**	65.15	54.57
2.99	3.10	*-3.5*	3.29	*-9.1*	**Average PLN/USD exchange rate**[2]	3.10	3.23
3.85	3.96	*-2.8*	3.91	*-1.5*	**Average PLN/EUR exchange rate**[2]	3.90	4.02
699.18	623.16	*12.2*	545.92	*28.1*	**Average margin on ethylene (USD/t)**	594.65	507.26
654.08	537.61	*21.7*	529.59	*23.5*	**Average margin on propylene (USD/t)**	547.82	476.02

1) Calculated on the basis of the algorithm: Products (88.36%) vs. Brent Dtd (100%).
Products include: gasoline (25.21%), Diesel fuel (23.20%), naphta (16.51%), light fuel oil (15.31%),
(Source: CIF NWE quotations, except for HSFO FOB ARA).
2) Source: National Bank of Poland.

PKN ORLEN SA
SEC File
82-5036

Segment Information

Market Overview

In Q4 2006, the average price of Brent oil stood at USD 59.60 per barrel and was higher by USD 2.71 per barrel, or 4.8%, year on year. The rise in crude oil prices went hand in hand with a reduction of the URAL/Brent differential by 1.9%, from USD 3.63 per barrel in Q4 2005 to USD 3.56 per barrel in Q4 2006. In Q4 2006, the average commodity price of gasoline amounted to USD 542.01 per tonne and was lower by USD 2.26 per tonne, or 0.4%, on Q4 2005. Prices of diesel oil, Ekoterm and JET A-1 fuel were on the upward trend, having increased by USD 4.2 per tonne, USD 2.71 per tonne and USD 10.4 per tonne (i.e. 0.7%, 0.5% and 1.8%), respectively.

High product prices were accompanied by declining crack margins on gasoline (down by 19.7%), diesel oil (down by 11.4%), light fuel oil (by 15.3%) and the JET A-1 fuel (down by 6.1%). In Q4 2006, crack margins on benzene, ethylene, propylene, phenol, butadiene and acetone were high, having gone up by 109.1%, 28.1%, 23.5%, 37.3%, 30.0% and 10.4%, respectively. Negative margin of USD 76.72 per tonne was recorded in the case of glycol, compared with USD 23.48 per tonne in Q4 2005.

As far as the exchange rates are concerned, in Q4 2006 the euro fell by 1.5% (from 3.91 PLN/EUR in Q4 2005 to 3.85 PLN/EUR in Q4 2006) and the U.S. dollar weakened by 9.1% (from 3.29 PLN/USD in Q4 2005 to 2.99 PLN/USD in Q4 2006).

According to estimates by the Energy Market Agency (Agencja Rynku Energii S.A.), the domestic consumption of fuel (including gasoline, diesel oil and light fuel oil) increased in Q4 2006 by approximately 242 thousand tonnes (or 6.8%) compared with Q4 2005, and reached 3,826 thousand tonnes. In the period under review, the consumption of gasoline increased to 1,124 thousand tonnes (by 12.1%), and of diesel oil to 2,234 thousand tonnes (by 14.6%). According the Polish Central Statistics Office ("GUS"), Q4 2006 was a time of continued high growth in the main sectors of the Polish economy, with the dynamics of industrial production sold exceeding 10%. In the petroleum products segment, the production dynamics in Q4 2006 was 6.6%.

In Q4 2006, favourable economic conditions continued to prevail in Poland. According to estimates by the Gdańsk Institute for Market Economics ("IBnGR"), it was the seventh consecutive quarter when GDP grew year on year; in Q4 2006 it stood at 6.0%. IBnGR estimates that in 2006 as a whole the growth rate of the Polish economy reached 5.6%. In Q4 2006, the key driver of the growth was capital expenditure. Increasing consumption and capital expenditure further boosted the domestic demand, which IBnGR estimates at 6.7% in Q4 2006 and at 5.6% in 2006 as a whole.

In Q4 2006, consumer prices were 0.3% higher than in Q3 2006 and 1.4% higher than at the end of 2005. In the last quarter of the previous year, consumer prices increased by 0.4% from Q3 of 2005. Compared with Q4 2005, in Q4 2006 they went up by 1.3%. The strong economic growth over the last few quarters contributed to a further improvement of the situation on the labour market. At the end of the year, unemployment rate stood at 14.9%, and was 0.3 pp and 2.7 pp lower relative to the end of Q3 2006 and the end of 2005, respectively.

Refining (Production and Wholesale)

Refining (Production and Wholesale)	12 months ended Dec 31 2006		3 months ended Dec 31 2006		12 months ended Dec 31 2005		3 months ended Dec 31 2005		% change 12 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**42,063,881**	**13,548,453**	**9,943,487**	**3,329,144**	**31,674,956**	**9,792,239**	**9,251,051**	**2,811,784**	**32.8%**	**38.4%**	**7.5%**	**18.4%**
Sales to third parties	25,147,164	8,099,708	6,053,422	2,026,725	20,285,018	6,271,066	5,327,967	1,619,394	24.0%	29.2%	13.6%	25.2%
Intra-company sales	16,916,717	5,448,744	3,890,065	1,302,419	11,389,938	3,521,173	3,923,084	1,192,391	48.5%	54.7%	-0.8%	9.2%
Segment's costs	**-40,223,331**	**-12,955,626**	**-9,863,389**	**-3,302,327**	**-28,640,333**	**-8,854,092**	**-8,796,670**	**-2,673,679**	**40.4%**	**46.3%**	**12.1%**	**23.5%**
Other operating income	134,071	43,183	34,604	11,586	141,897	43,867	56,125	17,059	-5.5%	-1.6%	-38.3%	-32.1%
Other operating expenses	-212,972	-68,597	-117,892	-39,471	-230,806	-71,353	-72,937	-22,169	-7.7%	-3.9%	61.6%	78.0%
Excess of fair value of net assets acquired over their acquisition cost					592,166	183,067	-33,582	-10,207				
Segment's profit/loss*	**1,761,649**	**567,414**	**-3,190**	**-1,068**	**3,537,880**	**1,093,727**	**403,987**	**122,789**	**-50.2%**	**-48.1%**	**-100.8%**	**-100.9%**
Sales to third parties (thousand tonnes)	12,629		3,081		11,125		3,085		13.5%		-0.1%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group's level.*

The major companies comprising the Refining segment are: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., ORLEN PetroProfit Sp. z o.o., ORLEN Petrogaz Płock Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o., and the companies belonging to the Unipetrol Group of the Czech Republic: Paramo a.s., Unipetrol Rafinerie a.s., and Ceska Rafinerska a.s.

In Q4 2006, the segment's revenue grew by 7.5% relative to the corresponding period of 2005. The increase cannot be attributed directly to higher fuel prices on the global markets, as in Q4 2006 fuel prices remained close to the previous year's level. The main drivers behind the segment's revenue growth were larger sales of diesel oil, which went up by 138.5 thousand tonnes (12.4%) in volume terms and PLN 526,191 thousand in value terms, and an increase in sales of bitumens, which grew by 69.0 thousand tonnes (34.1%) in volume terms and PLN 113,146 thousand in value terms. However, in Q4 2006 the downward trend in the sales volume of gasoline, prevailing for many months, continued, and the sales of this product declined by 11.9 thousand tonnes (1.8%). The drop is a result of market trends reflected in the dynamic growth in the number of LPG-fuelled cars. The lower sales of light fuel oil, which shrank by 105.4 thousand tonnes (20.0%), are due to high temperatures in Q4 2006, limiting the demand for the product, and a large number of customers switching to alternative energy sources. In Q4 2006, the segment's costs increased by 12.1%, which was due mainly to high crude oil prices (up by 4.8%) and higher costs of ethanol and natural gas (up by almost PLN 75m at the Parent Company).

The segment's operating result (a loss of PLN (-)3.2m, versus an operating profit of PLN 404.0m in Q4 2005) was significantly affected by the decrease in refining product margins, which brought about a more than PLN 144m decline in EBIT at the Parent Company alone. Another external factor with a significant bearing on the operating result was the strong appreciation of the złoty against the U.S. dollar. The cumulative negative effect of the stronger złoty (on the differential and the margins) was PLN 106m. The Group's operating result was additionally reduced by PLN 8m due to the year-on-year decrease in the Ural/Brent differential in Q4 2006. The PLN 156m loss recorded by the companies of the Unipetrol Group also contributed significantly to the drop

in the operating result of the segment, as in Q4 2005 these companies reported an operating profit of PLN 41m. Yet another adverse factor was the shutdowns of the production units at Ceska Rafinerska and Unipetrol Rafinerie a.s in November 2006.

In Q4 2006, the implementation of the OPTIMA Programme generated savings of PLN 30,509 thousand for the segment, i.e. 31% of total savings planned for 2006.

In Q4 2006, the expenditure on property, plant and equipment and intangible assets grew by PLN 113,842 thousand relative to Q4 2005.

Refining (Retail)

Refining (Retail)	12 months ended Dec 31 2006		3 months ended Dec 31 2006		12 months ended Dec 31 2005		3 months ended Dec 31 2005		% change 12 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**14,977,571**	**4,824,160**	**3,794,408**	**1,270,392**	**13,753,434**	**4,251,842**	**3,761,655**	**1,143,325**	**8.9%**	**13.5%**	**0.9%**	**11.1%**
Sales to third parties	14,942,282	4,812,794	3,787,163	1,267,967	13,235,909	4,091,851	3,276,161	995,763	12.9%	17.6%	15.6%	27.3%
Intra-company sales	35,289	11,366	7,245	2,426	517,525	159,992	485,494	147,562	-93.2%	-92.9%	-98.5%	-98.4%
Segment's costs	**-14,493,886**	**-4,668,369**	**-3,619,148**	**-1,211,714**	**-13,541,918**	**-4,186,453**	**-3,672,387**	**-1,116,193**	**7.0%**	**11.5%**	**-1.4%**	**8.6%**
Other operating income	169,318	54,536	48,075	16,096	140,247	43,357	60,445	18,372	20.7%	25.8%	-20.5%	-12.4%
Other operating expenses	-80,255	-25,850	-41,592	-13,925	-273,583	-84,578	-183,715	-55,839	-70.7%	-69.4%	-77.4%	-75.1%
Excess of fair value of net assets over their acquisition cost					160,975	49,765	8,555	2,600				
Segment's profit/loss*	**572,748**	**184,478**	**181,743**	**60,849**	**239,155**	**73,934**	**-25,447**	**-7,734**	**139.5%**	**149.5%**	**-814.2%**	**-886.8%**
Sales to third parties (thousand tonnes)	4,100		1,081		3,499		913		17.2%		18.4%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group's level*

The business operations of the following companies were classified as belonging to the retail segment: PKN ORLEN S.A., ORLEN Deutschland GmbH, ORLEN PetroProfit Sp. z o.o., ORLEN PetroCentrum Sp. z o.o., ORLEN PetroZachód Sp. z o.o. and Benzina a.s. of the Czech Unipetrol Group.

In Q4 2006, the segment's revenue increased by PLN 32,753 thousand, i.e. 0.9%, year on year. The growth was attributable to a 168.0 thousand tonnes rise (18.4%) in the sales volume, including growth of sales volume of diesel oil by 58.1 thousand tonnes (15.4%) and of gasoline by 115.6 thousand (23.6%). The higher sales volume of diesel oil was accompanied by higher sales revenue (up by PLN 143,780 thousand). Conversely, in the case of gasoline, there was a drop in sales value by PLN 111,832 thousand, due to lower prices of gasoline at service stations in Q4 2006. In the last quarter of 2006, sales of LPG declined by 3.6 thousand tonnes (8.1%).

The segment's operating profit for Q4 2006 reached PLN 181,743 thousand, while in the corresponding period of the previous year the segment reported a loss of PLN (-) 25,447 thousand. In Q4 2006, the Parent Company's profit in this segment amounted to PLN 169m, whereas in Q4 2005 the profit was PLN 142m. In Q4 2006, the retail business* of ORLEN Deutschland in Germany sustained a loss of PLN 9m. To compare, in the corresponding period of the previous year, its loss amounted to PLN 162m, and was attributable to created provisions. The 24% increase in the Parent Company's retail sales of fuels (gasoline, diesel oil and LPG) contributed PLN 60m to the growth of the segment's operating result. In Q4 2006 the retail margins on gasoline and LPG dropped considerably year on year, by 18.8% and 22.2%, respectively. However, the margins on diesel oil went up by 25.6% year on year in Q4 2006. The trends in retail margins led to a PLN 13m decline in the Parent Company's EBIT. However, Q4 2006 saw a PLN 14.1m increase in margins on non-fuel goods and services, to PLN 86.2m.

The savings achieved by the segment thanks to the OPTIMA Programme in Q4 2006 amounted to PLN 11,561 thousand, which represents 15% of total savings planned for 2006.

In Q4 2006 expenditure on property, plant and equipment and intangible assets increased by PLN 57,574 thousand year on year.

*) ORLEN Deutschland is also engaged in wholesale business, classified as Production and Wholesale

Petrochemicals

Petrochemicals	12 months ended Dec 31 2006		3 months ended Dec 31 2006		12 months ended Dec 31 2005		3 months ended Dec 31 2005		% change 12 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**13,765,606**	**4,433,796**	**3,638,057**	**1,218,045**	**7,191,366**	**2,223,194**	**2,514,390**	**764,229**	**91.4%**	**99.4%**	**44.7%**	**59.4%**
Sales to third parties	9,439,689	3,040,451	2,530,445	847,209	5,106,799	1,578,755	1,939,622	589,533	84.8%	92.6%	30.5%	43.7%
Intra-company sales	4,325,917	1,393,345	1,107,612	370,836	2,084,567	644,439	574,768	174,696	107.5%	116.2%	92.7%	112.3%
Segment's costs	**-12,666,633**	**-4,079,825**	**-3,340,120**	**-1,118,294**	**-6,460,484**	**-1,997,244**	**-2,399,843**	**-729,413**	**96.1%**	**104.3%**	**39.2%**	**53.3%**
Other operating income	148,079	47,695	69,512	23,273	70,475	21,787	22,370	6,799	110.1%	118.9%	210.7%	242.3%
Other operating expenses	-405,258	-130,530	-285,185	-95,482	-92,039	-28,454	-26,719	-8,121	340.3%	358.7%	967.3%	1075.7%
Excess of fair value of net assets acquired over their acquisition cost					934,112	288,779	41,191	12,520				
Segment's profit/loss*	**841,794**	**271,135**	**82,264**	**27,543**	**1,643,430**	**508,063**	**151,389**	**46,013**	**-48.8%**	**-46.6%**	**-45.7%**	**-40.1%**
Sales to third parties (thousand tonnes)	3,044		765		1,923		873		58.3%		-12.4%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group's level.*

Starting from 2006, the Petrochemicals segment has been divided into two areas of operations: Petrochemicals and Chemicals. The new Petrochemicals segment comprises petrochemical operations of the following companies: PKN ORLEN S.A., Etylobenzen Sp. z o.o., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), the petrochemicals business of ORLEN PetroZachód Sp. z o.o., and Basell Orlen Polyolefins Sp. z o.o.

In Q4 2006, the segment's revenue was higher by PLN 1,123,667 thousand (44.7%) in comparision with the corresponding period of 2005. In Q4 2006, an increase was recorded in the sales volumes of most of the segment's key products, such as polyolefins (a total increase of 70.1%) and olefins (17.3%). Significant increases were also recorded in the sales of butadiene (20.3%), benzene (12.6%), ethylene oxide (20.4%) and ortoxylene (27.3%).

In Q4 2006, the segment's profit was PLN 82,264 thousand, versus PLN 151,389 thousand in Q4 2005. The Q4 2005 operating profit was increased as a result of an adjustment reflecting the excess of the fair value of the acquired net assets of the Unipetrol Group over their acquisition cost, amounting to PLN 41m. After eliminating that amount, the segment's EBIT fell by 25.3%, mainly because of the weak performance of the Czech companies of the Unipetrol Group in the petrocemicals segment (the companies reported a loss of PLN 79m, compared with a loss of PLN 45m in Q4 2005). On the other hand, in Q4 2006 the operating profit of the Parent Company reached PLN 146m versus PLN 158m in the corresponding period of the previous year. Strong operating performance in the Petrochemicals segment was recorded by Basell Orlen Polyolefins Sp. z o.o., which generated a profit of PLN 17m, versus a loss of PLN 23m in Q4 2005.

In Q4 2006, the implementation of the OPTIMA Programme generated savings of PLN 0.3 thousand for the segment, i.e. 29% of total savings planned for 2006.

In Q4 2006, the expenditure on property, plant and equipment and intangible assets grew by PLN 9,121 thousand compared with Q4 2005.

Chemicals

Chemicals	12 months ended Dec 31 2006		3 months ended Dec 31 2006		12 months ended Dec 31 2005		3 months ended Dec 31 2005		% change 12 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**2,408,099**	**775,630**	**527,335**	**176,555**	**1,885,437**	**582,878**	**579,298**	**176,073**	**27.7%**	**33.1%**	**-9.0%**	**0.3%**
Sales to third parties	2,402,145	773,712	526,464	176,264	1,747,013	540,085	514,017	156,231	37.5%	43.3%	2.4%	12.8%
Intra-company sales	5,954	1,918	871	292	138,424	42,793	65,281	19,842	-	-	-	-
Costs and expenses	**-2,206,072**	**-710,559**	**-454,099**	**-152,035**	**-1,758,857**	**-543,747**	**-478,981**	**-145,583**	**25.4%**	**30.7%**	**-5.2%**	**4.4%**
Other operating income	36,738	11,833	16,338	5,470	26,609	8,226	13,246	4,026	38.1%	43.8%	23.3%	35.9%
Other operating expenses	-12,705	-4,092	-6,147	-2,058	-4,311	-1,333	-2,212	-672	194.7%	207.0%	177.9%	206.3%
Excess of fair value of net assets over their acquisition cost					136,755	42,277	12,819	3,896				
Segment's profit/loss*	**226,060**	**72,812**	**83,427**	**27,932**	**285,633**	**88,303**	**124,170**	**37,740**	**-20.9%**	**-17.5%**	**-32.8%**	**-26.0%**
Sales to third parties (thousand tonnes)	1,820		404		1,326		324		37.3%		24.7%	

**)The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group's level.*

Starting from 2006, the Petrochemicals segment has been divided into two areas of operations: Petrochemicals and Chemicals. The new Chemicals segment comprises operations of the following companies: Zakłady Azotowe Anwil S.A., Spolana a.s. and ORLEN PetroProfit Sp. z o.o. In Q4 2006, Zakłady Azotowe Anwil S.A. concluded a purchase agreement with Unipetrol a.s. whereby it acquired Unipetrol's stake in Spolana a.s., representing 81.8% of that company's share capital. The aggregate price for the acquired shares amounted to *ca.* PLN 88m and was paid by ANWIL with internally generated cash.

The segment's revenue posted in Q4 2006 was down by PLN 51,963 thousand (9%) on the previous year's figure. The revenue dynamics was to a large extent driven by an increase in the average selling prices of polyvinyl chloride (up by 5.7%), ammonium nitrate (up by 11.6%), PVC granulate (up by 7.0%) and CANWIL (up by 7.3%). Additionally, the discussed period witnessed a surge in the sales volumes of the segment's key products, including ammonium nitrate, PVC granulate and caustic soda, whose sales grew by 30.0 thousand tonnes, 9.8 thousand tonnes and 39.9 thousand tonnes, respectively. The sales of CANWIL reached the level of 89.8 thousand tonnes and so were virtually on a par with those reported in Q4 2005. Only the sales of polyvinyl chloride showed a 2.9% decline relative to Q4 2005.

The good situation on the nitrogen fertilisers market was attributable to the transfer of drought loan proceeds to farmers, the sale of stored grain, and payments for sugar beet deliveries. Another factor with a considerable bearing on the sales of fertilisers was the anticipated rise in the price of natural gas (key raw material in fertiliser production) as of January 2007, which will influence the prices of nitrogen products (stocking up). A relatively strong demand for polyvinyl chloride and granulates followed from the upswing in the market of investment and construction goods, which lasted into Q4 2006, and the mild weather which made it possible to carry out construction work (extended construction season). Additionally, increased granulate exports to Ukraine, Russia and Belarus resulted from a growing demand from those markets and the persisting shortage of PVC experienced by the Russian market. These favourable sale trends buoyed up the results of

Anwil S.A. In Q4 2006, the company reported an operating profit of PLN 94m, up by PLN 32m relative to Q4 2005. In the same market segment Unipetrol a.s. incurred a loss of PLN 10m vs. a loss of PLN 11m in Q4 of the previous year.

Owing to the combined effect of the above factors, the segment's profit totalled PLN 83,427 thousand, whereas in Q4 2005 it stood at PLN 124,170 thousand. The 2005 operating profit includes the amount of PLN 12,819 thousand, representing the excess of the fair value of Unipetrol a.s.'s net assets over their acquisition cost.

In Q4 2006, the expenditure on property, plant and equipment and intangible assets was reduced by PLN 21,262 thousand. In Q4 2006, the implementation of the OPTIMA programme generated savings of PLN 21,535 thousand for the segment, i.e. 42% of total savings planned for 2006.

Other Activities

Other activities	12 months ended Dec 31 2006		3 months ended Dec 31 2006		12 months ended Dec 31 2005		3 months ended Dec 31 2005		% change 12 months		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**1,998,151**	**643,589**	**515,223**	**172,500**	**1,690,097**	**522,490**	**525,244**	**159,644**	**18.2%**	**23.2%**	**-1.9%**	**8.1%**
Sales to third parties	938,215	302,192	217,738	72,900	813,528	251,500	295,116	89,698	15.3%	20.2%	-26.2%	-18.7%
Intra-company sales	1,059,936	341,397	297,485	99,600	876,569	270,989	230,128	69,946	20.9%	26.0%	29.3%	42.4%
Costs and expenses	**-1,959,045**	**-630,993**	**-528,685**	**-177,007**	**-1,710,174**	**-528,696**	**-563,176**	**-171,173**	**14.6%**	**19.3%**	**-6.1%**	**3.4%**
Other operating income	86,091	27,729	64,220	21,501	42,006	12,986	13,990	4,252	104.9%	113.5%	359.0%	405.7%
Other operating expenses	-93,440	-30,096	-60,580	-20,283	-119,066	-36,809	-86,899	-26,412	-21.5%	-18.2%	-30.3%	-23.2%
Excess of fair value of net assets over their acquisition cost	0		0		249,713	77,198	-9,583	-2,913				
Segment's profit/loss*	**31,757**	**10,229**	**-9,822**	**-3,288**	**152,576**	**47,169**	**-120,424**	**-36,602**	**-79.2%**	**-78.3%**	**-91.8%**	**-91.0%**
Sales to third parties (thousand tonnes)	166		96		204		59		-18.6%		62.7%	

**)The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group's level.*

Apart from the companies engaged in the production of energy and provision of services to PKN ORLEN S.A., the Other Activities segment includes a number of undertakings which were spun off, mainly as a result of the Group restructuring.

In Q4 2006, the segment sustained a loss of PLN 9,822 thousand. By way of comparison, the loss incurred in Q4 2005 amounted to PLN 120,424 thousand. The major driver of the negative result on Other Activities was the performance of the Unipetrol Group's operations included in the discussed segment, which in Q4 2006 posted a loss of PLN 30,897 thousand.

In Q4 2006, the implementation of the OPTIMA programme generated savings of PLN 20,505 thousand for the segment, i.e. 33% of total savings planned for 2006.

In Q4 2006, the expenditure on property, plant and equipment and intangible assets grew by PLN 26,174 thousand compared with Q4 2005.

Financial Overview

Income Statement

In Q4 2006, the Group's total sales revenue increased by PLN 1,762,349 thousand (or 15.5%) compared with Q4 2005, on the back of higher sales to third parties in most areas of the Group's operations. In Refining (Production + Wholesale) the sales revenue rose by PLN 725,455 thousand (or 13.6%), in Refining (Retail) by 511,002 thousand (or 15.6%), in Petrochemicals by PLN 580,460 thousand (or 30.3%), and in Chemicals by PLN 12,447 thousand (or 2.4%). Other Activities were the only segment where sales value decreased, by PLN 77,378 thousand (or 26.2%). The growth in the sales value followed from an increase of 165.1 thousand tonnes in the Group's total sales volume. A particularly material growth was recorded in the volume of wholesale and retail sales of engine fuels (gasolines, diesel oil, liquefied petroleum gas, Jet A-1 fuel) and light fuel oil (Ekoterm), which expanded by 191.8 thousand tonnes (or 5.7%) relative to Q4 2005.

In the last quarter of 2006, the operating expenses went up by PLN 1,986,993 thousand (or 18.6%). The greater dynamics of this item is attributable to the increased scale of the Group's business. A noteworthy development is the reduction of the share of fixed costs (depreciation and amortisation, contracted services, salaries and wages, taxes and charges, as well as other operating expenses) in the total operating expenses.

In Q4 2006, the cost of products sold grew by PLN 1,279,555 thousand (or 19.9%), driven mainly by the higher cost of processed crude oil. The gross profit on sales amounted to PLN 1,570,648 thousand and was lower by PLN 272,128 thousand (or 14.8%) than in Q4 2005.

In Q4 2006, the Group recorded lower selling costs of PLN 750,975 thousand: they decreased by PLN 61,118 thousand (or 7.5%) year on year. Over the same period the general and administrative expenses slightly rose, to PLN 371,285 thousand. The reduction of selling costs was attributable mainly to the lower selling costs of Unipetrol a.s., Petroprofit Sp. z o.o. and Petrozachód Sp. z o.o. The aggregate selling costs of these companies fell by PLN 89m in Q4 2006 relative to the corresponding period of the previous year.

In Q4 2006, the Group's other operating income and other operating expenses increased by PLN 64,290 thousand and PLN 110,443 thousand, respectively. One of the drivers of the increase in other operating income was the release by the Parent Company of a provision for reclamation expenses in the amount of PLN 92m, while the increase in other operating expenses followed from an increase in other operating expenses at the Unipetrol Group.

In Q4 2006, the Group earned an operating profit of PLN 173m, compared with PLN 444m in Q4 2005. This large difference was caused by a significant decrease in the operating results recorded by the Group companies. The Q4 2006 operating profit was to the largest extent affected by the operating loss of PLN 258m recorded by the Unipetrol Group and caused by revaluation of Kauczuk a.s. assets to the fair value less liabilities and transaction costs (the revaluation was made in connection with the intended sale of shares in the company); the effect of the revaluation in the amount of (-) PLN 230m was charged against other operating expenses.

In Q4 2006, financial income amounted to PLN 180,074 thousand and was higher by PLN 10,574 thousand than in Q4 2005. Over the same period, the Group's financial expenses grew by PLN 96,261 thousand, owing to the increase in the Parent Company's debt related to the financing of the Mazeikiu Refinery

acquisition. Consequently, in Q4 2006 the Group recorded a net loss on financing activities in the amount of PLN 68,210 thousand vs. a net profit on financing activities of PLN 17,477 thousand in Q4 2005.

In Q4 2006, the share in the net profit of the Group undertakings valued with the equity method stood at PLN 55,695 thousand, compared with PLN 21,974 thousand in Q4 2005.

In Q4 2006, corporate income tax amounted to PLN 84,445 thousand, up by PLN 536 thousand on Q4 2005.

In Q4 2006, the Group earned a net profit of PLN 76,145 thousand, which means a decrease of PLN 323,210 on the respective figure for Q4 2005.

Balance Sheet

As at the end of Q4 2006, the Group had total assets of PLN 45,790,472 thousand, up by 37.1% relative to December 31st 2005. Over the same period, non-current assets increased by PLN 7,097,724 thousand (or 34.o%), to PLN 27,983,256 thousand, mainly due to the purchase of the Mazeikiu Refinery. Current assets grew from PLN 12,518,779 thousand as at December 31st 2005 to PLN 17,807,216 thousand as at December 31st 2006. The increase in current assets was driven mainly by the increases in inventories and trade and other receivables, as well as cash, by PLN 1,297,465 thousand, PLN 1,531,891 thousand and PLN 1,237,395 thousand, respectively. When compared with the value as at the end of 2005, working capital (current assets - current liabilities) went down from PLN 3,981,310 thousand to PLN 2,906,944 thousand, as a result of the increased debt.

As at the end of Q4 2006, the Group's total equity stood at PLN 21,935,724 thousand, and was higher by PLN 2,622,736 thousand (or 13.6%) than as at the end of 2005, primarily thanks to an increase in retained profit of PLN 2,386,036 thousand and currency translation differences of PLN 178,051 thousand. Non-current liabilities amounted to PLN 8,954,475 thousand, that is PLN 3,400,622 more than as at the end of 2005, mainly owing to the increase in loans and borrowings of PLN 2,805,215 thousand. This increase was principally driven by the increase of PLN 2,121,465 in long-term loans and borrowings of the Parent Company. Current liabilities were also on the rise, going up from PLN 8,537,469 thousand as at December 31st 2005 to PLN 14,900,272 thousand as at December 31st 2006. Under current liabilities, significant increases were recorded in loans and borrowings (PLN 3,122,761 thousand), as well as in trade and other payables and accruals (PLN 1,585,364 thousand). The 5,927,976 thousand increase in the Group's total debt (under loans, borrowings and securities in issue), to PLN 10,444,773 thousand as at the end of 2006, was attributable to the purchase of the Mazeikiu Refinery.

Cash-Flow Statement

In Q4 2006, net cash provided by operating activities stood at PLN 1,045,838, up by PLN 128,033 thousand relative to Q4 2005. This increase was principally driven by favourable trends seen in Q4 2006, when compared with Q4 2005, in inventories (a decrease of PLN 85,807 thousand in Q4 2006, compared with an increase of PLN 434,034 thousand in Q4 2005) and receivables (a drop by PLN 644,221 thousand in Q4 2006, compared with an increase of PLN 83,646 thousand in Q4 2005). On the other hand, operating cash flows were adversely affected by the changes in liabilities and accruals (in Q4 2006, the decrease in liabilities caused a

reduction of cash by PLN 5,637 thousand, while in Q4 2005, an increase in liabilities translated into an increase in cash of PLN 536,892 thousand).

In Q4 2006, net cash used in investing activities stood at (-) PLN 5,287,094 thousand, compared with (-) PLN 792,084 thousand in Q4 2005. The larger amount of cash used in investing activities resulted from the Parent Company's acquisition of financial assets in AB Mazeikiu Nafta for PLN 6,759.7m in Q4 2006. In Q4 2006, financing activities provided net cash of PLN 4,960,971 thousand, while in Q4 2005 the net cash flow on financing activities was negative: (-) PLN 256,625 thousand. The positive net balance on financing activities in Q4 2006 is connected with the increase in long- and short-term loans and borrowings contracted by the Parent Company in the amount of PLN 5,120,127 thousand (vs. repayment of loans and borrowings of PLN 134,813 thousand in Q4 2005).

These cash flows caused an increase in cash to PLN 2,364,198 thousand as at December 31st 2006, which is PLN 1,237,395 more than as at the end of December 2005.

APPENDIX I

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
for the periods of 12 and 3 months ended December 31st 2006 and December 31st 2005 (PLN '000)

ITEM	12 months ended Dec 31 2006 (unaudited)	3 months ended Dec 31 2006 (unaudited)	12 months ended Dec 31 2005 (unaudited)	3 months ended Dec 31 2005 (unaudited)	% change 12 months	% change 3 months
Revenue from sales of products	50,092,092	11,908,457	41,015,030	11,797,822	22.1%	0.9%
Excise tax and other charges	-12,405,621	-3,079,173	-12,193,390	-3,778,495	1.7%	-18.5%
Net revenue from sales of products	**37,686,471**	**8,829,284**	**28,821,640**	**8,019,327**	**30.8%**	**10.1%**
Revenue from sales of goods for resale and materials	16,255,925	4,768,581	12,676,620	3,449,074	28.2%	38.3%
Excise tax and other charges	-1,072,901	-482,633	-309,993	-115,518	246.1%	317.8%
Net revenue from sales of goods for resale and materials	**15,183,024**	**4,285,948**	**12,366,627**	**3,333,556**	**22.8%**	**28.6%**
Total sales revenue	**52,869,495**	**13,115,232**	**41,188,267**	**11,352,883**	**28.4%**	**15.5%**
Cost of products sold	-32,156,223	-7,713,704	-22,510,985	-6,434,149	42.8%	19.9%
Cost of goods for resale and materials sold	-13,711,215	-3,830,880	-11,567,863	-3,075,958	18.5%	24.5%
Cost of products and materials sold	**-45,867,438**	**-11,544,584**	**-34,078,848**	**-9,510,107**	**34.6%**	**21.4%**
Gross profit on sales	**7,002,057**	**1,570,648**	**7,109,419**	**1,842,776**	**-1.5%**	**-14.8%**
Selling costs	-2,640,797	-750,975	-2,391,290	-812,093	10.4%	-7.5%
General and administrative expenses	-1,171,411	-371,285	-1,039,333	-357,651	12.7%	3.8%
Other operating income*	612,975	238,529	2,330,291	174,239	-73.7%	36.9%
Other operating expenses	-886,921	-513,902	-1,090,863	-403,459	-18.7%	27.4%
Gain on disposal of all or part of shares in subordinated undertakings	1,835	90	29,396	1	-93.8%	8900.0%
Operating profit	**2,917,738**	**173,105**	**4,947,620**	**443,813**	**-41.0%**	**-61.0%**
Financial income	603,119	180,074	669,028	169,500	-9.9%	6.2%
Financial expenses **	-670,368	-248,284	-480,195	-152,023	39.6%	63.3%
Net financial income/expenses	**-67,249**	**-68,210**	**188,833**	**17,477**	**-135.6%**	**-490.3%**
Share in net profit/loss of undertakings valued with equity method	220,701	55,695	202,768	21,974	8.8%	153.5%
Profit before tax	**3,071,190**	**160,590**	**5,339,221**	**483,264**	**-42.5%**	**-66.8%**
Corporate income tax	-665,407	-84,445	-701,445	-83,909	-5.1%	0.6%
Net profit	**2,405,783**	**76,145**	**4,637,776**	**399,355**	**-48.1%**	**-80.9%**
including:						
Profit (loss) attributable to minority interests	75,531	-70,309	59,320	33,876	27.3%	-307.5%
Profit attributable to equity holders of the Parent Company	**2,330,252**	**146,454**	**4,578,456**	**365,479**	**-49.1%**	**-59.9%**

* Including, in 2005, PLN 1,893,688 attributable to the excess of the fair value over the acquisition cost of the shares of Unipetrol a.s..

** Including, in Q4 2006, an amount of PLN (162,323) thousand resulting from rollover and settlement of financial instruments hedging future payments for the shares of the Mazeikiu Group; because these instruments are non-standard, hedging accounting was not applied to these transactions.

APPENDIX II

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
as at December 31st 2006 and December 31st 2005
(PLN '000))

ITEM	Dec 31 2006 (unaudited)	Dec 31 2005	% change
ASSETS			
Non-current assets			
Property, plant and equipment	25,134,597	18,510,754	35.8%
Intangible assets	619,636	513,167	20.7%
Goodwill	568,569	115,447	392.5%
Financial assets	558,452	550,984	1.4%
Shares in undertakings valued with equity method	728,783	1,025,077	-28.9%
Loans granted	5,272	7,145	-26.2%
Deferred tax asset	159,347	62,131	156.5%
Investment property	34,925	11,557	202.2%
Perpetual usufruct right to land	87,722	76,172	15.2%
Other non-current assets	85,953	13,098	556.2%
Total non-current assets	**27,983,256**	**20,885,532**	**34.0%**
Current assets			
Inventories	7,410,702	6,113,237	21.2%
Trade and other receivables	6,309,529	4,777,638	32.1%
Income taxes receivable	250,185	49,567	404.7%
Short-term securities	7,424	104,925	-92.9%
Loans granted	0	13	-100.0%
Prepayments and accrued income	132,563	145,853	-9.1%
Cash	2,364,198	1,126,803	109.8%
Other financial assets	302,007	111,899	169.9%
Assets held for sale	**1,030,608**	**88,844**	**1060.0%**
Total current assets	**17,807,216**	**12,518,779**	**42.2%**
Total assets*	**45,790,472**	**33,404,311**	**37.1%**
LIABILITIES			
Equity			
Share capital	534,636	534,636	0.0%
Share capital revaluation adjustment	522,999	522,999	0.0%
**Share capital ** **	**1,057,635**	**1,057,635**	**0.0%**
Share premium account	1,058,450	1,058,450	0.0%
Share premium revaluation adjustment	168,803	168,803	0.0%
Share premium account	**1,227,253**	**1,227,253**	**0.0%**
Hedging capital	8,506	57,334	-85.2%
Currency-translation differences	22,037	-156,014	-114.1%
Retained profit, including:	16,871,665	14,485,629	16.5%
Net profit attributable to equity holders of the parent ***	2,330,252	4,578,456	-49.1%
Equity (attributable to equity holders of the parent)	**19,187,096**	**16,671,837**	**15.1%**
Equity attributable to minority interests	2,748,629	2,641,152	4.1%
Total equity	**21,935,725**	**19,312,989**	**13.6%**
Non-current liabilities			
Loans and borrowings	6,211,193	3,405,978	82.4%
Provisions	807,240	956,991	-15.6%
Deferred tax liability	1,754,607	1,020,159	72.0%
Other non-current liabilities	181,435	170,725	6.3%
Total non-current liabilities	**8,954,475**	**5,553,853**	**61.2%**

Current liabilities			
Trade and other payables and accruals	8,269,414	6,684,050	23.7%
Provisions	752,464	683,273	10.1%
Income tax expense	106,261	35,711	197.6%
Loans and borrowings	4,233,580	1,110,819	281.1%
Deferred income	35,130	19,265	82.4%
Other financial liabilities	1,307,467	4,351	29949.8%
Liabilities directly related to non-current assets classified as held for sale	195,956		
Total current liabilities	**14,900,272**	**8,537,469**	**74.5%**
Total equity and liabilities*	**45,790,472**	**33,404,311**	**37.1%**

* Increase in assets in connection with the acquisition of the Mazeikiu Group.
** Share capital was restated in accordance with IAS 29.
*** Including, in 2005, PLN 1,893,688 thousand attributable to the excess of the fair value over the acquisition cost of the shares of Unipetrol a.s.

APPENDIX III

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENTS
for the periods of 12 and 3 months
ended December 31st 2006 and December 31st 2005
(PLN '000)

ITEM	12 months ended Dec 31 2006 (unaudited)	3 months ended Dec 31 2006 (unaudited)	12 months ended Dec 31 2005 (unaudited)	3 months ended Dec 31 2005 (unaudited)	Change 12 months	Change 3 months
Cash flows from operating activities						
Net profit	**2,405,783**	**76,145**	**4,637,776**	**399,355**	**-2,231,993**	**-323,210**
Adjustments:						
Share in net profit/(loss) of undertakings valued with equity method	-220,701	-55,695	-202,768	-21,974	-17,933	-33,721
Depreciation and amortisation	2,103,383	539,787	1,779,944	619,094	323,439	-79,307
Net interest and dividends	190,442	68,853	103,365	38,286	87,077	30,567
Income tax expense	665,407	84,445	701,445	83,909	-36,038	536
(Profit)/loss on investing activities	-125,716	-95,579	-126,145	-194,966	429	99,387
Decrease/(increase) in receivables	-1,124,034	644,221	-357,935	-83,646	-766,099	727,867
Decrease/(increase) in inventories	-312,738	85,807	-1,805,325	-434,034	1,492,587	519,841
Decrease/(increase) in liabilities and accruals	896,733	-5,637	1,335,831	536,892	-439,098	-542,529
Decrease/(increase) in provisions	20,937	-10,999	586,996	164,400	-566,059	-175,399
Other adjustments*	-11,518	-52,744	-2,196,107	36,484	2,184,589	-89,228
Income tax paid	-781,969	-232,766	-793,188	-225,995	11,219	-6,771
Net cash provided by operating activities	**3,706,009**	**1,045,838**	**3,663,889**	**917,805**	**42,120**	**128,033**
Cash flows from investing activities						
Acquisition of property, plant and equipment and intangible assets	-1,924,642	-601,185	-2,026,495	-530,154	101,853	-71,031
Disposal of property, plant and equipment	269,546	136,776	144,906	98,217	124,640	38,559
Disposal of shares	144,934	3,524	83,001	6,183	61,933	-2,659
Acquisition of shares **	-5,846,343	-5,787,469	-1,607,203	-265,793	-4,239,140	-5,521,676
Acquisition of short-term securities	-338,922	580,411	-159,250	-34,136	-179,672	614,547
Disposal of short-term securities	436,882	350,750	1,172,897	17,864	-736,015	332,886
Dividends and interest received	539,138	54,486	145,806	7,694	393,332	46,792
Loans (granted)/repaid	4,172	-167	-5,648	-8,583	9,820	8,416
Acquisition of claims of the Unipetrol Group			-241,174	-241,174		
Other	-40,078	-24,220	-10,016	157,798	-30,062	-182,018
Net cash used in investing activities	**-6,755,313**	**-5,287,094**	**-2,503,176**	**-792,084**	**-4,252,137**	**-4,495,010**
Cash flows from financing activities						
Increase in long- and short-term loans and borrowings ***	9,610,402	5,333,368	2,628,670	971,114	6,981,732	4,362,254
Decrease in long- and short-term loans and borrowings ***	-5,095,903	-293,433	-2,270,894	-687,141	-2,825,009	393,708
Interest paid	-204,369	-81,767	-168,222	-68,482	-36,147	-13,285
Dividend paid	0	0	-911,020	-453,371	911,020	453,371
Other adjustments	-23,389	2,803	-42,967	-18,745	19,578	21,548
Net cash provided by/(used in) financing activities	**4,286,741**	**4,960,971**	**-764,433**	**-256,625**	**5,051,174**	**5,217,596**
Net change in cash	**1,237,437**	**719,715**	**396,280**	**-130,904**	**841,157**	**850,619**
Foreign-exchange gains/(losses)	-42	-1,420	1,025	855	-1,067	-2,275
Cash at beginning of period	**1,126,803**	**1,645,903**	**729,498**	**1,256,852**	**397,305**	**389,051**
Cash at end of period, including:	**2,364,198**	**2,364,198**	**1,126,803**	**1,126,803**	**1,237,395**	**1,237,395**
restricted cash	81,697	81,697	100,535	100,535	-18,838	-18,838

* Including, in 2005, PLN (1,893,688) thousand attributable to the excess of the fair value over the acquisition cost of the shares of Unipetrol a.s.

** Including, in 2006, PLN (5,729,186) thousand attributable to the acquisition of the Mazeikiu Group (net of cash acquired) and in 2005, PLN (1,582,169) thousand attributable to the acquisition of the Unipterol Group (net of cash acquired).

*** Including a change in long-term financing in the amount of PLN 1,359,091 thousand, in connection with more favourable lending terms obtained by the Group.

APPENDIX IV

POLSKI KONCERN NAFTOWY ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENTS
for the periods of 12 and 3 months
ended December 31st 2006 and December 31st 2005
(PLN '000)

ITEM	12 months ended Dec 31 2006 (unaudited)	3 months ended Dec 31 2006 (unaudited)	12 months ended Dec 31 2005 (unaudited)	3 months ended Dec 31 2005 (unaudited)	% change 12 months	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]						
Refining (Production and Wholesale)	25,147,164	6,053,422	20,285,018	5,327,967	24.0%	13.6%
Refining (Retail)	14,942,282	3,787,163	13,235,909	3,276,161	12.9%	15.6%
Petrochemicals	9,349,689	2,530,445	5,106,799	1,939,622	85.8%	30.3%
Chemicals	2,402,145	526,464	1,747,013	514,017	37.5%	2.4%
Other Activities	938,215	217,738	813,528	295,116	15.3%	-26.2%
TOTAL	**52,869,495**	**13,115,232**	**41,188,267**	**11,352,883**	**28.4%**	**15.5%**
SEGMENT'S PROFIT/LOSS[2]						
Refining (Production and Wholesale)	1,761,649	-3,190	3,537,880	403,987	-50.2%	-100.8%
Refining (Retail)	572,748	181,743	239,155	-25,447	-	-
Petrochemicals	841,794	82,264	1,643,430	151,389	-48.8%	-45.7%
Chemicals	226,060	83,427	285,633	124,170	-20.9%	-32.8%
Other Activities	31,757	-9,822	152,576	-120,424	-79.2%	-91.8%
Exclusions	-2,880	509	-281,384	-33,078	-	-
Total of unallocated items	-513,390	-161,826	-629,670	-56,784	-18.5%	185.0%
TOTAL	**2,917,738**	**173,105**	**4,947,620**	**443,813**	**-41.0%**	**-61.0%**
EXPENDITURE ON PROPERTY, PLANT AND EQUIPMENT						
Refining (Production and Wholesale)	624,264	273,585	532,763	159,743	17.2%	71.3%
Refining (Retail)	540,892	279,375	462,680	221,801	16.9%	26.0%
Petrochemicals	320,223	139,605	386,544	130,484	-17.2%	7.0%
Chemicals	174,338	39,664	294,766	60,926	-40.9%	-34.9%
Other Activities	218,363	93,653	158,726	67,479	37.6%	38.8%
Total of unallocated items	63,556	31,146	42,444	12,070	49.7%	7000.5%
TOTAL	**1,941,636**	**857,028**	**1,877,923**	**652,503**	**3.4%**	**157.9%**
DEPRECIATION AND AMORTISATION						
Refining (Production and Wholesale)	649,098	156,342	574,397	136,176	13.0%	14.8%
Refining (Retail)	271,986	70,668	272,131	56,618	-0.1%	24.8%
Petrochemicals	757,547	202,786	486,860	288,032	55.6%	-29.6%
Chemicals	183,135	46,409	196,275	50,007	-6.7%	-7.2%
Other Activities	212,519	55,314	216,636	78,930	-1.9%	-29.9%
Total of unallocated items	29,098	8,268	33,645	9,331	-13.5%	-11.4%
TOTAL	**2,103,383**	**539,787**	**1,779,944**	**619,094**	**18.2%**	**-12.8%**

1. Revenue on sales to third parties comprises exclusively sales to undertakings outside of the PKN ORLEN Group.
2. Segment's profit/loss comprises profit on sales to third parties and transfer to other segments.

APPENDIX V

POLSKI KONCERN NAFTOWY ORLEN S.A.
KEY CONSOLIDATED OPERATING DATA
for the periods of 12 and 3 months ended December 31st 2006 and December 31st 2005 (tonnes)

CRUDE OIL THROUGHPUT ('000 tonnes)	**18,023**	**4,633**	**15,383**	**4,519**	**17.2%**	**2.5%**
REFINERY OUTPUT						
Gasoline	3,511,087	904,698	3,348,454	857,788	4.9%	5.5%
Diesel oil	5,689,159	1,478,233	4,419,945	1,234,068	28.7%	19.8%
Fuel oil (III)	785,870	201,289	640,290	154,992	22.7%	29.9%
Ekoterm	1,327,471	369,787	1,600,329	464,063	-17.1%	-20.3%
Jet A-1	473,126	104,187	404,847	91,670	16.9%	13.7%
LPG	260,053	48,122	258,589	68,136	0.6%	-29.4%
Other refining products	2,267,150	617,057	1,855,621	517,040	22.2%	19.3%
TOTAL	**14,313,916**	**3,723,373**	**12,528,075**	**3,387,757**	**14.3%**	**9.9%**
SALES OF REFINING PRODUCTS						
Gasoline	4,653,180	1,256,945	4,275,538	1,153,189	8.8%	9.0%
Diesel oil	6,864,666	1,692,816	5,223,015	1,496,146	31.4%	13.1%
Fuel oil (III)	667,404	154,283	516,095	140,974	29.3%	9.4%
Ekoterm	1,586,842	421,866	1,851,752	527,277	-14.3%	-20.0%
Jet A-1	498,743	113,499	464,815	111,066	7.3%	2.2%
LPG	426,516	94,710	367,315	100,358	16.1%	-5.6%
Other refining products	1,980,239	407,120	1,910,313	456,285	3.7%	-10.8%
TOTAL	**16,677,590**	**4,141,239**	**14,608,843**	**3,985,295**	**14.2%**	**3.9%**
CHEMICALS OUTPUT						
Polyethylene	475,438	114,868	219,051	78,343	117.0%	46.6%
Polypropylene	365,945	92,303	176,381	61,822	107.5%	49.3%
Ethylene	355,350	78,143	282,024	106,044	26.0%	-26.3%
Propylene	283,178	55,320	251,881	88,405	12.4%	-37.4%
Glycol	111,014	28,705	88,611	30,076	25.3%	-4.6%
Ammonium nitrate	619,276	179,452	558,804	134,190	10.8%	33.7%
CANWIL	390,458	93,970	367,131	103,494	6.4%	-9.2%
Polyvinyl chloride (PVC)	335,352	63,006	238,036	75,590	40.9%	-16.6%
Other products	2,051,804	355,202	1,439,187	504,093	42.6%	-29.5%
TOTAL	**4,987,815**	**1,060,969**	**3,621,106**	**1,182,057**	**37.7%**	**-10.2%**
SALES OF CHEMICALS						
Polyethylene	468,292	112,930	229,868	61,765	103.7%	82.8%
Polypropylene	363,583	88,381	184,026	56,594	97.6%	56.2%
Ethylene	250,933	65,370	128,687	56,458	95.0%	15.8%
Propylene	253,282	66,557	164,222	56,009	54.2%	18.8%
Glycol	113,566	29,471	89,116	27,533	27.4%	7.0%
Ammonium nitrate	560,210	149,944	529,675	119,920	5.8%	25.0%
CANWIL	394,846	89,781	357,837	89,879	10.3%	-0.1%
Polyvinyl chloride (PVC)	331,815	64,715	249,290	66,634	33.1%	-2.9%
Other products	2,120,431	501,254	1,314,510	661,652	61.3%	-24.2%
TOTAL	**4,856,958**	**1,168,403**	**3,247,231**	**1,196,444**	**49.6%**	**-2.3%**

APPENDIX VI

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for the periods of 12 and 3 months
ended December 31st 2006 and December 31st 2005
(tonnes)

Sales volumes of light products at PKN ORLEN Group	12 months ended Dec 31 2006 (unaudited)	3 months ended Dec 31 2006 (unaudited)	12 months ended Dec 31 2005 (unaudited)	3 months ended Dec 31 2005 (unaudited)	% change 12 months	% change 3 months
Wholesale of key light products, including:	**9,933,452**	**2,499,174**	**8,695,087**	**2,477,553**	**14.2%**	**0.9%**
- gasoline	2,497,460	652,059	2,345,192	663,965	6.5%	-1.8%
- Diesel oil	5,119,926	1,258,133	3,829,062	1,119,601	33.7%	12.4%
- Jet A-1	498,743	113,499	464,815	111,066	7.3%	2.2%
- Ekoterm	1,586,840	421,866	1,851,590	527,264	-14.3%	-20.0%
- LPG	230,483	53,617	204,428	55,657	12.7%	-3.7%
Retail sales of engine fuels, including:	**4,096,495**	**1,080,662**	**3,487,348**	**910,483**	**17.5%**	**18.7%**
- gasoline	2,155,720	604,886	1,930,346	489,224	11.7%	23.6%
- Diesel oil	1,744,740	434,683	1,393,953	376,545	25.2%	15.4%
- Ekoterm	2	0	162	13	-98.8%	-100.0%
- LPG	196,033	41,093	162,887	44,701	20.3%	-8.1%
Total sales of fuels, including:	**14,029,947**	**3,579,836**	**12,182,435**	**3,388,036**	**15.2%**	**5.7%**
- engine fuels	12,443,105	3,157,970	10,330,683	2,860,759	20.4%	10.4%

APPENDIX VII

The Management Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna (PKN ORLEN) hereby reports on the impact of the LIFO inventory valuation method on the non-consolidated profit of PKN ORLEN and the consolidated profit of the PKN ORLEN Group for Q4 2006 and Q1-Q4 2006.

The profit before tax and the net profit (i.e. including the effect of deferred tax), as estimated by the Company for PKN ORLEN and the PKN ORLEN Group in accordance with the International Accounting Standards (IAS), using the LIFO inventory valuation method, are as follows (data in PLN '000):

Non-consolidated profit before tax	2,629,932	2,567,693	199,800	623,282	3,158,663	2,084,216	561,270	620,631
Non-consolidated net profit	2,232,590	2,182,176	164,582	507,602	2,527,214	1,656,912	445,670	493,753
Consolidated profit before tax	3,071,190	3,039,327	160,590	643,898	5,339,221	4,258,128	483,264	528,851
Consolidated net profit	2,405,783	2,378,133	76,145	464,544	4,637,776	3,762,091	399,355	436,280

PKN ORLEN and the PKN ORLEN Group apply the inventory valuation method based on the weighted average production or acquisition cost. This method defers the impact of oil price increases or decreases on the prices of final products. Therefore, the results generated by PKN ORLEN and the PKN ORLEN Group are positively affected when crude oil prices increase, while the situation is the opposite when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the Group's results relative to the results obtained when the weighted average method is applied. These trends are most apparent when crude oil prices are subject to significant changes. Due to a considerable decline in the price of crude oil in Q4 2006, at the end of 2006 the price was again at the level recorded early in the year. Therefore, a negative adjustment to the profit reflecting the application of the LIFO inventory valuation in 2006 is considerably smaller than in 2005.

The assumptions used for the calculation of estimated profits using the LIFO method are the same as those used for previous LIFO estimates; these assumptions were published in Current Report No. 29 of May 21st 2001.

Legal basis*:

Art. 56.1.1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading, and Public Companies, dated July 29th 2005 (Dz. U. No. 184, item 1539).

Regulatory Announcement

Go to market news section

RECEIVED
MAR - 5 2007
SEC MAIL PROCESSING SECTION WASH. D.C. 199

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	4q2006 Results
Released	07:00 01-Mar-07
Number	0958S

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the fourth quarter of 2006. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/0958s_-2007-3-1.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl.

END

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POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
FOR THE PERIOD OF 12 AND 3 MONTHS ENDED
31 DECEMBER 2006
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL
REPORTING STANDARDS

PKN ORLEN SA
SEC File
82-5036

SECURITIES AND EXCHANGE COMMISSION

Consolidated Quarterly Report QSr IV quarter/ 2006

quarter / (current year)

(in accordance with § 86 section 2 and § 87 section 1 of the Minister of Finance Decree of 19 October 2005,Official Journal No. 209, item 1744)

(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the fourth quarter of the reporting year 2006, that is for the period from 1 January 2006 to 31 December 2006 which includes condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and abbreviated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN).

On 1 March 2007
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN	***CHEMICAL (che)***
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	***PŁOCK***
(zip code)	(location)
CHEMIKÓW	***7***
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(entity authorized to conduct audit)

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	IV quarter (cumulative data) period from 1.01.2006 to 31.12.2006	IV quarter (cumulative data) period from 1.01.2005 to 31.12.2005	IV quarter (cumulative data) period from 1.01.2006 to 31.12.2006	IV quarter (cumulative data) period from 1.01.2005 to 31.12.2005
Data in respect of consolidated financial statement				
I. Total sales revenues	52 869 495	41 188 267	13 559 410	10 563 532
II. Profit from operations **	2 917 738	4 947 620	748 311	1 268 913
III. Profit before tax **	3 071 190	5 339 221	787 666	1 369 347
IV. Net profit attributable to equity holders of the parent **	2 330 252	4 578 456	597 638	1 174 234
V. Net cash provided by operating activities	3 706 009	3 663 889	950 478	939 676
VI. Net cash used in investing activities	(6 755 313)	(2 503 176)	(1 732 531)	(641 958)
VII. Net cash provided by / (used in) financing activities	4 286 741	(764 433)	1 099 418	(196 054)
VIII. Net change in cash and cash equivalents	1 237 437	396 280	317 365	101 634
	as of 31 December 2006	as of 31 December 2005	as of 31 December 2006	as of 31 December 2005
IX. Non-current assets	27 983 256	20 885 532	7 304 045	5 451 433
X. Current assets	17 807 216	12 518 779	4 647 947	3 267 587
XI. Total Assets	45 790 472	33 404 311	11 951 992	8 719 020
XII. Long-term liabilities	8 954 475	5 553 853	2 337 251	1 449 638
XIII. Short-term liabilities	14 900 272	8 537 469	3 889 192	2 228 406
XIV. Equity	21 935 725	19 312 989	5 725 549	5 040 976
XV. Share capital *	1 057 635	1 057 635	276 058	276 058
XVI. Equity attributable to equity holders of the parent	19 187 096	16 671 837	5 008 117	4 351 597
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	51,29	45,15	13,39	11,79

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	IV quarter (cumulative data) period from 1.01.2006 to 31.12.2006	IV quarter (cumulative data) period from 1.01.2005 to 31.12.2005	IV quarter (cumulative data) period from 1.01.2006 to 31.12.2006	IV quarter (cumulative data) period from 1.01.2005 to 31.12.2005
Data in respect of condensed financial statement				
I. Total sales revenues	33 518 439	22 789 106	8 596 455	5 844 709
II. Profit from operations	2 027 875	2 693 771	520 088	690 870
III. Profit before tax	2 629 932	3 158 663	674 497	810 101
IV. Net profit	2 232 590	2 527 214	572 591	648 153
V. Net cash provided by operating activities	1 860 740	2 311 982	477 223	592 953
VI. Net cash used in investing activities	(6 945 423)	(1 319 192)	(1 781 289)	(338 332)
VII. Net cash provided by / (used in) financing activities	5 121 537	(995 273)	1 313 518	(255 258)
VIII. Net change in cash and cash equivalents	36 854	(2 483)	9 452	(637)
IX.Earnings and diluted earnings per ordinary share (in PLN/EUR)	5,22	5,91	1,34	1,52
	as of 31 December 2006	as of 31 December 2005	as of 31 December 2006	as of 31 December 2005
X. Non-current assets	18 967 233	11 921 862	4 950 729	3 111 783
XI. Current assets	8 537 736	7 288 258	2 228 476	1 902 343
XII. Total assets	27 504 969	19 210 120	7 179 205	5 014 126
XIII. Long-term liabilities	4 212 058	2 302 788	1 099 410	601 062
XIV. Short-term liabilities	8 250 611	4 042 629	2 153 532	1 055 186
XV. Equity	15 042 300	12 864 703	3 926 263	3 357 878
XV. Share capital *	1 057 635	1 057 635	276 058	276 058
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	35,17	30,08	9,18	7,85

* share capital after revaluation in accordance with IAS 29
** including in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol Group in the amount of PLN 1,893,688 thousand

The above data for IV quarter 2006 and 2005 were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published as of 31 December 2006 – 3,8312 PLN/EUR,
- specific items in income statement and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 31 December 2006) – 3,8991 PLN / EUR.

CONSOLIDATED BALANCE SHEET

	31 December 2006 (unaudited)	31 December 2005
	(in thousand PLN)	
ASSETS		
Non-current assets		
Property, plant and equipment	25 134 597	18 510 754
Intangible assets	619 636	513 167
Goodwill	568 569	115 447
Long-term financial investments	558 452	550 984
Investments in associates	728 783	1 025 077
Loans (granted)	5 272	7 145
Deferred tax assets	159 347	62 131
Investment property	34 925	11 557
Perpetual usufruct of land	87 722	76 172
Other non-current assets	85 953	13 098
Total non-current assets	**27 983 256**	**20 885 632**
Current assets		
Inventory	7 410 702	6 113 237
Trade and other receivables	6 309 529	4 777 638
Income tax receivable	250 185	49 567
Short-term investments	7 424	104 925
Loans (granted)	-	13
Short-term prepayments	132 563	145 853
Cash and cash equivalents	2 364 198	1 126 803
Other financial assets	302 007	111 899
Non-current assets clasiffied as held for sale	1 030 608	88 844
Total current assets	**17 807 216**	**12 518 779**
Total assets *	**45 790 472**	**33 404 311**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital**	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**8 506**	**57 334**
Foreign exchange differences on subsidiaries from consolidation	**22 037**	**(156 014)**
Retained earnings:	**16 871 665**	**14 485 629**
incl. net profit atributable to equity holders of the parent ***	**2 330 252**	**4 578 456**
accumulated profit/loss from previous years	-	1 741 958
Total equity (attributed to equity holders of the parent company)	**19 187 096**	**16 671 837**
Minority interest	2 748 629	2 641 152
Total equity	**21 935 725**	**19 312 989**
Long-term liabilities		
Interest-bearing loans and borrowings	6 211 193	3 405 978
Provisions	807 240	956 991
Deferred tax liabilities	1 754 607	1 020 159
Other long-term liabilities	181 435	170 725
Total long-term liabilities	**8 954 475**	**5 553 853**
Short-term liabilities		
Trade and other liabilities and accrued expenses	8 269 414	6 684 050
Provisions	752 464	683 273
Income tax liability	106 261	35 711
Interest-bearing loans and borrowings	4 233 580	1 110 819
Deferred income	35 130	19 265
Other short-term financial liabilities	1 307 467	4 351
Liabilities related to non-current assets held for sale	195 956	-
Total short-term liabilities	**14 900 272**	**8 537 469**
Total liabilities and shareholders' equity *	**45 790 472**	**33 404 311**

* increase of assets due to a to acquisition of Mazeiklu Group
** Share capital after revaluation in accordance with IAS 29
*** including in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol a.s. in the amount of PLN 1,893,688 thousand

PKN ORLEN SA
SEC File
82-5036

CONSOLIDATED INCOME STATEMENT

	for 12 months ended 31 December 2006 (unaudited)	for 12 months ended 31 December 2005
	(in thousand PLN)	
Operating activities		
Net sale revenues		
Sales of finished goods	50 092 092	41 015 030
Excise tax and other charges	(12 405 621)	(12 193 390)
Revenues from sale of finished goods, net	37 686 471	28 821 640
Sales of merchandise and raw materials	16 255 925	12 676 620
Excise tax and other charges	(1 072 901)	(309 993)
Revenues from sale of merchandise and raw materials, net	15 183 024	12 366 627
Total sales revenues	**52 869 495**	**41 188 267**
Cost of finished goods sold	(32 156 223)	(22 510 985)
Cost of merchandise and raw materials sold	(13 711 215)	(11 567 863)
Cost of finished goods, merchandise and raw materials sold	(45 867 438)	(34 078 848)
Gross profit on sales	**7 002 057**	**7 109 419**
Distribution expenses	(2 640 797)	(2 391 290)
General and administrative expenses	(1 171 411)	(1 039 333)
Other operating revenues*	612 975	2 330 291
Other operating expenses	(886 921)	(1 090 863)
Profit on the sale of all or part of shares of related parties	1 835	29 396
Profit from operations	**2 917 738**	**4 947 620**
Financial revenues	603 119	669 028
Financial expenses **	(670 368)	(480 195)
Net financial revenues and expenses	**(67 249)**	**188 833**
Share in profit from investments accounted for under equity method	220 701	202 768
Profit before tax	**3 071 190**	**5 339 221**
Income tax expense	(665 407)	(701 445)
Net profit	**2 405 783**	**4 637 776**
incl.		
Minority interest	75 531	59 320
Net profit attributable to equity holders of the parent	**2 330 252**	**4 578 456**

* including in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol a.s. in the amount of PLN 1,893,688 thousand

** including in the 4th quarter 2006 the amount of PLN (159,887) thousand concerning valuation of financial instruments hedging future payments for Mažeikiu Nafta; due to unique characteristics of the instruments hedge accounting was not applied in relation to these transactions

(all amounts in PLN thousand)

	for 3 months ended 31 December 2006 (unaudited)	for 3 months ended 31 December 2005 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	11 908 457	11 797 822
Excise tax and other charges	(3 079 173)	(3 778 495)
Revenues from sale of finished goods, net	8 829 284	8 019 327
Sales of merchandise and raw materials	4 768 581	3 449 074
Excise tax and other charges	(482 633)	(115 518)
Revenues from sale of merchandise and raw materials, net	4 285 948	3 333 556
Total sales revenues	**13 115 232**	**11 352 883**
Cost of finished goods sold	(7 713 704)	(6 434 149)
Cost of merchandise and raw materials sold	(3 830 880)	(3 075 958)
Cost of finished goods, merchandise and raw materials sold	(11 544 584)	(9 510 107)
Gross profit on sales	**1 570 648**	**1 842 776**
Distribution expenses	(750 975)	(812 093)
General and administrative expenses	(371 285)	(357 651)
Other operating revenues	238 529	174 239
Other operating expenses	(513 902)	(403 459)
Profit on the sale of all or part of shares in subsidiaries	90	1
Profit from operations	**173 105**	**443 813**
Financial revenues	180 074	169 500
Financial expenses *	(248 284)	(152 023)
Net financial revenues and expenses	**(68 210)**	**17 477**
Share in profit from investments accounted for under equity method	55 695	21 974
Profit before tax	**160 590**	**483 264**
Income tax expense	(84 445)	(83 909)
Net profit	**76 145**	**399 355**
incl.		
Minority interest	(70 309)	33 876
Net profit attributable to equity holders of the parent	**146 454**	**365 479**

* including in the 4th quarter 2006 the amount of PLN (159,887) thousand concerning valuation of financial instruments hedging future payments for Mažeikiu Nafta; due to unique characteristics of the instruments hedge accounting was not applied in relation to these transactions

CONSOLIDATED STATEMENT OF CASH FLOWS

	for 12 months ended 31 December 2006 (unaudited)	for 12 months ended 31 December 2005
	(in thousand PLN)	
Cash flows - operating activities		
Net profit	**2 405 783**	**4 637 776**
Adjustments for:		
Share in profit from investments accounted for under equity method	(220 701)	(202 768)
Depreciation	2 103 383	1 779 944
Interest and dividend, net	190 442	103 365
Income tax expense	665 407	701 445
Profit on investing activities	(125 716)	(126 145)
(Increase) in receivables	(1 124 034)	(357 935)
(Increase) in inventories	(312 738)	(1 805 325)
Increase in liabilities and accruals	896 733	1 335 831
Increase in provisions	20 937	586 996
Other*	(11 518)	(2 196 107)
Income tax paid	(781 969)	(793 188)
Net cash provided by operating activities	**3 706 009**	**3 663 889**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(1 924 642)	(2 026 495)
Proceeds from the sale of property, plant and equipment and intangible assets	269 546	144 906
Proceeds from the sale of other shares	144 934	83 001
Acquisition of shares**	(5 846 343)	(1 607 203)
Acquisition of short-term securities	(338 922)	(159 250)
Proceeds from the sale of short-term securities	436 882	1 172 697
Interest and dividends received	539 138	145 806
Loans repaid/(granted)	4 172	(5 648)
Acquisition of liabilities of the Unipetrol Group	-	(241 174)
Other	(40 078)	(10 016)
Net cash used in investing activities	**(6 755 313)**	**(2 503 176)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans ***	9 610 402	2 628 670
Repayment of long and short-term borrowings and loans ***	(5 095 903)	(2 270 894)
Interest paid	(204 369)	(168 222)
Dividends paid	-	(911 020)
Other	(23 389)	(42 967)
Net cash provided by / (used in) financing activities	**4 286 741**	**(764 433)**
Net change in cash and cash equivalents	**1 237 437**	**396 280**
Effect of exchange rate changes	(42)	1 025
Cash and cash equivalents, beginning of the period	**1 126 803**	**729 498**
Cash and cash equivalents, end of the period	**2 364 198**	**1 126 803**
incl. cash and cash equivalents not available for use	82 318	100 535

* including in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol a.s. in the amount of PLN (1,893,688) thousand
** including in 2006 the amount of PLN (5,729,186) thousand related to acquisition of Mazeiki (expenditure decreased by acquired cash) and in 2005 the amount of PLN (1,582,169) thousand related to acquisition of Unipetrol Group (expenditure decreased by acquired cash).
*** including refinancing of long term debt in the amount of PLN 1,359,091 thousand due to more favorable terms of financing

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)

(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**57 334**	**(156 014)**	**14 485 629**	**2 641 152**	**19 312 989**
Foreign exchange differences on consolidation	-	-	-	-	-	178 051	-	103 860	281 911
Net profit attributable to equity holders of the parent	-	-	-	-	-	-	2 330 252	-	2 330 252
Increase in cash flow hedge accounting	-	-	-	-	28 945	-	-	-	28 945
Deferred tax on increase in cash flow hedge accounting	-	-	-	-	(5 498)	-	-	-	(5 498)
Decrease in cash flow hedge accounting	-	-	-	-	(89 151)	-	-	-	(89 151)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	16 876	-	-	-	16 876
Acquisition of Mazeikiu Group	-	-	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-	-	75 531	75 531
Change in the shareholders structure	-	-	-	-	-	-	57 119	(72 091)	(14 972)
Other	-	-	-	-	-	-	(1 335)	177	(1 158)
31 December 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**8 506**	**22 037**	**16 871 665**	**2 748 629**	**21 935 725**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**87 648**	**(9 444)**	**10 810 516**	**457 706**	**13 631 314**
Dividend	-	-	-	-	-	-	(911 020)	-	(911 020)
Foreign exchange differences on consolidation	-	-	-	-	-	(146 570)	-	-	(146 570)
Net profit attributable to equity holders of the parent	-	-	-	-	-	-	4 578 456	-	4 578 456
Decrease in cash flow hedge accounting	-	-	-	-	(37 546)	-	-	-	(37 546)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	7 232	-	-	-	7 232
Minority interest	-	-	-	-	-	-	-	59 320	59 320
Change in shareholders structure	-	-	-	-	-	-	-	2 124 126	2 124 126
Other	-	-	-	-	-	-	7 677	-	7 677
31 December 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**57 334**	**(156 014)**	**14 485 629**	**2 641 152**	**19 312 989**

The accompanying notes are an integral part of these condensed consolidated financial statements

(all amounts in PLN thousand)

The statement of changes in consolidated equity regarding profits and losses of 12 months ended 31 December 2006 and 31 December

	for 12 months ended 31 December 2006 (unaudited)	for 12 months ended 31 December 2005 (unaudited)
Increase/(Decrease) in valuation of financial instruments, net	23 447	(30 314)
Foreign exchange differences on subsidiaries from consolidation	178 051	(146 570)
Change in shareholders structure	57 119	-
Other	(1 335)	7 677
Profit/(loss) attributable to equity holders of the Parent recognized directly in equity	257 282	(169 207)
Profit attributable to equity holders of the Parent for the period	2 330 252	4 578 456
Profit recognized in current period and in equity, total	**2 587 534**	**4 409 249**

UNCONSOLIDATED CONDENSED BALANCE SHEET

	31 December 2006 (unaudited)	31 December 2005
	(in thousand PLN)	
ASSETS		
Non-current assets		
Property, plant and equipment	7 971 795	7 808 558
Intangible assets	42 806	29 100
Long-term financial investments	32 652	40 144
Investment in associates	10 736 363	3 915 547
Loans (granted)	5 589	1 744
Perpetual usufruct of land	75 948	61 057
Other non-current assets	102 080	65 712
Total non-current assets	**18 967 233**	**11 921 862**
Current assets		
Inventory	4 515 736	4 021 063
Trade and other receivables	3 520 788	2 726 092
Income tax receivable	52 569	22 128
Loans (granted)	3 387	675
Short-term prepayments	63 468	58 702
Cash and cash equivalents	320 193	283 509
Other financial assets	55 445	103 620
Non-current assets clasiffied as held for sale	6 150	72 469
Total current assets	**8 537 736**	**7 288 258**
Total assets	**27 504 969**	**19 210 120**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital *	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**23 447**	**78 440**
Retained earnings:	**12 733 965**	**10 501 375**
incl. net profit	2 232 590	2 527 214
accumulated profit/loss from previous years	-	858 231
Total equity	**15 042 300**	**12 864 703**
Long-term liabilities		
Interest-bearing loans and borrowings	3 495 630	1 374 165
Provisions	467 465	605 100
Deferred tax liabilities	220 363	323 523
Other long-term liabilities	28 600	-
Total long-term liabilities	**4 212 058**	**2 302 788**
Short-term liabilities		
Trade and other liabilities and accrued expenses	4 475 160	3 436 942
Provisions	626 002	574 472
Interest-bearing loans and borrowings	3 139 842	30 007
Deferred income	1 081	1 168
Other short-term financial liabilities	8 526	40
Total short-term liabilities	**8 250 611**	**4 042 629**
Total liabilities and shareholders' equity	**27 504 969**	**19 210 120**

* share capital after revaluation in accordance with IAS 29

POLSKI KONCERN NAFTOWY ORLEN S.A.

UNCONSOLIDATED CONDENSED INCOME STATEMENT

(all amounts in PLN thousand)

(Translation of a document originally issued in Polish)

	for 12 months ended 31 December 2006	for 12 months ended 31 December 2005
	(unaudited)	
	(in thousand PLN)	
Operating activities		
Net sale revenues		
Sales of finished goods	33 841 496	30 320 169
Excise tax and other charges	(9 450 413)	(9 910 302)
Revenues from sale of finished goods, net	24 391 083	20 409 867
Sales of merchandise and raw materials	9 905 521	2 522 500
Excise tax and other charges	(778 165)	(143 261)
Revenues from sale of merchandise and raw materials, net	9 127 356	2 379 239
Total sales revenues	**33 518 439**	**22 789 106**
Cost of finished goods sold	(20 883 851)	(15 756 877)
Cost of merchandise and raw materials sold	(8 576 258)	(1 815 612)
Cost of finished goods, merchandise and raw materials sold	(29 460 109)	(17 572 489)
Gross profit on sales	**4 058 330**	**5 216 617**
Distribution expenses	(1 457 965)	(1 479 349)
General and administrative expenses	(549 666)	(537 863)
Other operating revenues	253 560	185 287
Other operating expenses	(276 384)	(690 921)
Profit from operations	**2 027 875**	**2 693 771**
Financial revenues**	891 903	654 981
Financial expenses ***	(289 846)	(190 089)
Net financial revenues and expenses	**602 057**	**464 892**
Profit before tax	**2 629 932**	**3 158 663**
Income tax expense ****	(397 342)	(631 449)
Net profit	**2 232 590**	**2 527 214**
Basic and diluted earnings per share (per share in Polish Zloty)*	**5,22**	**5,91**

* in the period of 12 months ended 31 December 2006 and 31 December 2005 there was no additional shares issue
** dividend form Polkomtel S.A. in the amount of PLN 461,270 thousand in the period of 12 months ended 31 December 2006 and PLN 83,290 thousand in the period of 12 months ended 31 December 2006
*** including in the 4th quarter 2006 the amount of PLN (159,887) thousand concerning valuation of financial instruments hedging future payments for Mažeikiu Nafta; due to unique characteristics of the instruments hedge accounting was not applied in relation to these transactions
**** dividends (received and due) are excluded from the tax base what significantly reduces the effective tax rate

UNCONSOLIDATED CONDENSED INCOME STATEMENT

	for 3 months ended 31 December 2006 (unaudited)	for 3 months ended 31 December 2005 (unaudited)
	(in thousand PLN)	
Operating activities		
Net sale revenues		
Sales of finished goods	8 079 036	8 217 364
Excise tax and other charges	(2 312 460)	(2 346 638)
Revenues from sale of finished goods, net	5 766 576	5 870 726
Sales of merchandise and raw materials	2 950 426	928 300
Excise tax and other charges	(317 059)	(79 868)
Revenues from sale of merchandise and raw materials, net	2 633 367	848 432
Total sales revenues	**8 399 943**	**6 719 158**
Cost of finished goods sold	(5 189 779)	(4 909 468)
Cost of merchandise and raw materials sold	(2 458 965)	(642 601)
Cost of finished goods, merchandise and raw materials sold	(7 648 744)	(5 552 069)
Gross profit on sales	**751 199**	**1 167 089**
Distribution expenses	(429 599)	(428 571)
General and administrative expenses	(180 367)	(175 103)
Other operating revenues	146 745	99 508
Other operating expenses	(66 536)	(192 895)
Profit from operations	**221 442**	**470 028**
Financial revenues	156 467	133 479
Financial expenses *	(178 109)	(42 237)
Net financial revenues and expenses	**(21 642)**	**91 242**
Profit before tax	**199 800**	**561 270**
Income tax expense	(35 218)	(115 600)
Net profit	**164 582**	**445 670**

* including in the 4th quarter 2006 the amount of PLN (159,887) thousand concerning valuation of financial instruments hedging future payments for Mažeikiu Nafta; due to unique characteristics of the instruments hedge accounting was not applied in relation to these transaction

UNCONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

	for 12 months ended 31 December 2006 (unaudited)	for 12 months ended 31 December 2005
	(in thousand PLN)	
Cash flows - operating activities		
Net profit	**2 232 590**	**2 527 214**
Adjustments for:		
Depreciation	901 548	893 043
Interest and dividend, net*	(506 228)	(160 920)
Income tax expense	397 342	631 449
Loss/(Profit) on investing activities	13 224	(19 919)
(Increase) in receivables	(993 480)	(619 755)
(Increase) in inventories	(494 673)	(1 399 088)
Increase in liabilities and accruals	925 589	898 521
(Decrease) / Increase in provisions	(73 205)	456 964
Other adjustments	(11 022)	(254 020)
Income tax paid	(530 945)	(641 507)
Net cash provided by operating activities	**1 860 740**	**2 311 982**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(1 115 272)	(1 026 053)
Proceeds from the sale of property, plant and equipment	54 829	28 043
Proceeds from the sale in shares of Naftoport Sp. z o.o.	-	67 692
Proceeds from the sale of subsidiaries	22 599	12 854
Proceeds from the sale of shares in AWSA Holland	73 007	-
Acquisition of shares **	(6 839 951)	(1 820 522)
Acquisition of liabilities of the Unipetrol Group	-	(241 174)
Proceeds from repayment of liabilities of the Unipetrol Group	260 734	193 034
Proceeds from the sale of short-term securities	-	1 010 986
Interest and dividends received	603 521	221 768
Loans granted to related parties	(7 232)	(2 700)
Proceeds from repayment of loans granted to related parties	675	245 081
Other adjustments	1 687	(8 201)
Net cash used in investing activities	**(6 945 423)**	**(1 319 192)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans***	6 644 387	260 679
Repayment of long and short-term borrowings and loans***	(1 466 567)	(293 873)
Interest paid	(56 283)	(51 059)
Dividends paid	-	(911 020)
Net cash provided by / (used in) financing activities	**5 121 537**	**(995 273)**
Net change in cash and cash equivalents	**36 854**	**(2 483)**
Effect of exchange rate changes	(170)	40
Cash and cash equivalents, beginning of the period	**283 509**	**285 952**
Cash and cash equivalents, end of period	**320 193**	**283 509**
incl. cash and cash equivalents not available for use	15 879	-

* incl. dividend form Polkomtel S.A. in the amount of PLN 461,270 thousand in the period of 12 months ended 31 December 2006 and PLN 83,290 thousand in the period of 12 months ended 31 December 2006

** including in 2006 the amount of PLN (6,759,742) thousand relating to acquisition of Mazeikiu Group and in 2005 in the amount of PLN (1,802,254) thousand relating to acquisition of Unipetrol Group

*** including refinancing of long term debt in the amount of PLN 1,359,091 thousand due to more favorable terms of financing

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)

(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 375**	**12 864 703**
Net profit	-	-	-	-	-	2 232 590	2 232 590
Increase in cash flow hedge accounting	-	-	-	-	28 945	-	28 945
Deferred tax on increase in cash flow hedge accounting	-	-	-	-	(5 498)	-	(5 498)
Decrease in cash flow hedge accounting	-	-	-	-	(96 840)	-	(96 840)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	18 400	-	18 400
31 December 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**23 447**	**12 733 965**	**15 042 300**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**104 396**	**8 885 384**	**11 274 668**
Dividend	-	-	-	-	-	(911 020)	(911 020)
Net profit	-	-	-	-	-	2 527 214	2 527 214
Decrease in cash flow hedge accounting	-	-	-	-	(32 045)	-	(32 045)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	6 089	-	6 089
Other	-	-	-	-	-	(203)	(203)
31 December 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 375**	**12 864 703**

The accompanying notes are an integral part of these condensed consolidated financial statements

(all amounts in PLN thousand)

The statement of changes in unconsolidated equity regarding profits and losses of 12 months ended 31 December 2006 and 31 December 2005

	12 months ended 31 December 2006 (unaudited)	12 months ended 31 December 2005 (unaudited)
Increase/(Decrease) in valuation of financial instruments, net	23 447	(25 956)
Other	-	(203)
Profit/(loss) recognized directly in equity	23 447	(26 159)
Profit for the period	2 232 590	2 527 214
Profit recognized in current period and in equity, total	**2 256 037**	**2 501 055**

(all amounts in PLN thousand)

I. PRINCIPLE ACTIVITY OF THE GROUP

The Parent Company of the Polski Koncern Naftowy ORLEN Capital Group ("Capital Group", "Group") is Polski Koncern Naftowy ORLEN S.A. ("Company", "PKN ORLEN", "Parent"), seated in Płock, 7 Chemików Street.
The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court in Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

The operations of the Group comprise refining of crude oil and manufacturing of a wide range of petroleum products, petrochemical and chemical products, delivery as well as wholesale and retail sale of these products.
Until the second public offering, completed in July 2000, the Group was primarily controlled, directly and indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 12 February 2007 Nafta Polska S.A. owned, directly or indirectly, 17.32% of the Company's shares, the Polish State Treasury – 10.20% of shares and other shareholders owned 72.48% of the Company's shares

II. INFORMATION ON PRINCIPLES ADOPTED FOR PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR IV QUARTER 2006

As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") adopted by the European Union. The information disclosed in these condensed consolidated financial statements is compliant with IAS 34 "Interim financial reporting".
As of 1 January 2005 the Group has prepared its consolidated financial statements for the first time in compliance with IFRS 1 as it complied with conditions defined in that standard.

The condensed consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value through profit and loss, financial assets available for sale, and investment properties stated at fair value.

1. Statement of compliance

The condensed consolidated financial statements and condensed unconsolidated financial statements presented in this consolidated report have been prepared in accordance with IAS 34 "Interim financial reporting" and in the scope required under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal No. 209, item 1744), and they cover the period from 1 January to 31 December 2006 and the comparative period from 1 January to 31 December 2005.

The presented condensed consolidated financial statements are compliant with all requirements of IAS 34 "Interim financial reporting" and present a true and fair view of the Group's financial position as at 31 December 2006 and 31 December 2005, results of its operations for the 3 and 12 months periods ended 31 December 2006 and 31 December 2005 as well as its cash flows for the 12 months periods ended 31 December 2006 and 31 December 2005.

The condensed consolidated financial statement had been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Capital Group will not be able to continue its operations as a going concern

2. Format and general principles for preparation of condensed consolidated and condensed unconsolidated balance sheet, condensed consolidated and condensed unconsolidated income statement, condensed statement of changes in consolidated and unconsolidated equity and condensed consolidated and condensed unconsolidated cash flow statement

The condensed consolidated and condensed unconsolidated quarterly financial statements included in this consolidated quarterly report were prepared in accordance with the IAS 34 "Interim financial reporting" and in the scope required under the Decree of the Minister of Finance of 19 October 2005 on current and periodical information presented by issuers of securities published in Official Journal no. 209, item 1744 ("The Decree"). The statements comprise the period from 1 January to 31 December 2006 and the comparative period from 1 January to 31 December 2005.

(all amounts in PLN thousand)

According to the paragraph § 87.1 of the Decree, the issuer, who is a parent company is not obliged to prepare a separate quarterly report, providing that the condensed unconsolidated quarterly financial statements, comprising balance sheet, income statement, statements of changes in equity and cash flow statements, are included in the consolidated quarterly report

3. Accounting principles

In the current period the Group did not introduce substantial changes in the accounting principles compared to the ones applied in 2005. Accounting principles applied by the Parent and the PKN ORLEN Capital Group in the period covered by these financial statements were presented in published unconsolidated and consolidated semi-annual report ended as at 30 June 2006.

4. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) functional currency and presentation currency

Functional currency of the Parent Company and presentation currency of the foregoing condensed consolidated financial statements is Polish zloty.
Financial statements of foreign entities, for consolidation purposes, are translated into Polish zloty using the following procedures:
- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b) Methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 31 December 2006 –3.8312 PLN / EUR, for 31 December 2005 –3.8598 PLN / EUR,
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 31 December 2006 –3.8991 PLN / EUR; for the period from 1 January 2005 to 31 December 2005 the rate was 4.0233 PLN / EUR.

The financial data denominated in CZK were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 31 December 2006 –0.1393 PLN / CZK, for 31 December 2005 –0.1329 PLN / CZK;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 31 December 2006 –0.1380 PLN / CZK, for the period from 1 January 2005 to 31 December 2005 the rate was 0.1345 PLN / CZK.

The financial data denominated in USD were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 31 December 2006 –2,9105 PLN / USD,
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 31 December 2006 –3.0898 PLN / USD.

5. Companies included in the consolidated financial statements

These condensed consolidated financial statements comprise PKN ORLEN S.A. as a Parent Company and the following entities belonging to the Group, located mainly in Poland, the Czech Republic, Lithuania, Germany and Malta as at 31 December 2006:

(all amounts in PLN thousand)

THE GROUP DIVISION BY BUSINESS SEGMENTS *


REFINING SEGMENT
ORLEN Gaz Sp. z o.o. 100 %
Capital Group of ORLEN PetroProfit Sp. z o.o. 100 % 1
ORLEN PetroCentrum Sp. z o.o. 100 %
Capital Group of ORLEN PetroTank Sp. z o.o. 90 % 2
Petrolot Sp. z o.o. 51 %
ORLEN PetroZachód Sp. z o.o. 100 %
Capital Group of ORLEN Deutschland AG 100 % 3
ORLEN EKO Sp. z o.o. 100%
Capital Group of Rafineria Trzebinia S.A. 77 % 4
Capital Group of SHIP - SERVICE S.A. 61 % 5
Capital Group of Rafineria Nafty Jedlicze S.A. 75 % 6
ORLEN Asfalt Sp. z o.o. 100 % (95,99%)**
Capital Group of ORLEN Oil Sp. z o.o. 100 % 7 (88,87%)**
ORLEN Morena Sp. z o.o. 100 %
ORLEN Petrogaz Wrocław Sp. z o.o. 100 %
Capital Group of AB Mazeikiu Nafta 84% 9 (100 %) **
PETROCHEMICAL SEGMENT
Capital Group of UNIPETROL a.s. 63 % 8
CHEMICAL SEGMENT
Capital Group of Zakłady Azotowe "Anwil" S.A. 84 % 10
Capital Group of BASELL ORLEN POLYOLEFINS Sp. z o.o. 50% 11
Etylobenzen Płock Sp. z o.o. 51% ***
UNALLOCATED SEGMENT
Motell Sp. z o.o. 35 %
ORLEN Transport Kraków Sp. z o.o. 98 %
ORLEN Transport Nowa Sól Sp. z o.o. 97 %
IKS SOLINO S.A. 71 %
Petrotel Sp. z o.o. 75 %
WISŁA Płock Sportowa S.A. 100 %
Petromor Sp. z o.o. 51 %
Capital Group of ORLEN Medica Sp. z o.o. 100 % 11
ORLEN Administracja Sp. z o.o. 100%
POILEN Sp. z o.o. 25%
ORLEN Projekt S.A. 51 %
ORLEN Ochrona Sp. z o.o. 100 %
ORLEN Laboratorium Sp. z o.o. 95 %
ORLEN Automatyka Sp. z o.o. 52 %
ORLEN KolTrans Sp. z o.o. 100 %
ORLEN Transport Płock Sp. z o.o. 98 %
Polkomtel S.A. 19,61%
ORLEN Transport Kędzierzyn - Koźle Sp. z o.o. 94 %
ORLEN Powiernik Sp. z o.o. 100%
ORLEN Wir Sp. z o.o. 51 %
ORLEN Budonaft Sp. z o.o. 100 %
ORLEN Prewencja Sp. z o.o. 100 %
ORLEN Centrum Serwisowe Sp. z o.o. 97 %
ORLEN Transport Słupsk Sp. z o.o. 97 %
B.H.T. Dromech S.A. In bankruptcy 81 %
Niezależny Operator Międzystrefowy Sp. z o.o. 35 %
ORLEN Transport Szczecin Sp. z o.o. 100 %
ORLEN Transport Olsztyn Sp. z o.o. 95%
Chemiepetrol GmbH 20 %
Orlen Księgowość Sp. z o.o. 100%
ORLEN Upstream Sp. z o.o. 100%
Capital Group of ORLEN Holding Malta LTD 100% 12
Capital Group of Płocki Park Przemysłowo Technologiczny S.A. 50% 13
Entities consolidated as at 31 December 2006

* the scheme does not include the Parent Company, whose activities were allocated to all business segments
** (%) the share in consolidated financial data
*** as at 18 January 2007 the Company signed the agreement of the purchase of 49% shares of Etylobenzen Płock Sp. z o.o.. For more information see note VIII 33

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

THE LIST OF COMPANIES BELONGING TO THE CAPITAL GROUPS ON LOWER LEVELS PRESENTED ON THE CAPITAL GROUP SCHEME

Name of capital group	Share in total voting rights [1] (in full %)
1. Capital Group of ORLEN PetroProfit Sp. z o.o.	100%
including:	
Petro-Ukraina LTD	80%
Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	76%
Petro-Ukraina in liquidation	31%
2. Capital Group of ORLEN PetroTank Sp. z o.o.	90%
including:	
Petro-Mawi Sp. z o.o. in liquidation	60%
Petro-Ukraina in liquidation	31%
3. Capital Group of ORLEN Deutschland AG	100%
including:	
Wecotect Trading & Consulting GmbH	100%
4. Capital Group of Rafineria Trzebinia S.A.	77%
including:	
Energomedia Sp. z o.o.	100%
Euronaft Trzebinia Sp. z o.o.	100%
Fabryka Parafin Naftowax Sp. z o.o.	100%
Zakładowa Straż Pożarna Sp. z o.o.	100%
AQUA PLANET Sp. z o.o.	100%
EkoNaft Sp. z o.o.	99%
5. Capital Group of Ship Service S.A.	56%
including:	
Ship-Service Agro Sp. z o.o.	100%
6. Capital Group of Rafineria Nafty Jedlicze S.A.	75%
including:	
Raf-Energia Sp. z o.o.	100%
Raf-Koltrans Sp. z o.o.	100%
Raf-Służba Ratownicza Sp. z o.o.	100%
Raf-Bit Sp. z o.o.	100%
Raf-Remat Sp. z o.o.	96%
Raf-Ekologia Sp. z o.o.	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%
Ran Petromex Sp. z o.o.	51%
Ran-Watt Sp. z o.o. in liquidation	51%
7. Capital Group of ORLEN Oil Sp. z o.o.	100%
including:	
ORLEN Oil Cesko s.r.o.	100%
Platinum Oil Mazowsze Sp. z o.o.	100%
Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	100%
Petro-Oil CZ s.r.o. in liquidation	49%
Petro-Oil Łódzkie Centrum Sprzedaży Sp. z o.o.	25%
Petro-Oil Seewax Sp. z o.o.	25%
Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	24%

(all amounts in PLN thousand)

Name of capital group	Share in total voting rights [1] (in full %)
Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Śląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	22%
8. Capital Group of Unipetrol a.s.	63%
including:	
Capital Group of CHEMOPETROL a.s.	100%
including:	
UNIPETROL DOPRAVA, a.s.	100%
CHEMICKÁ SERVISNÍ a.s.	100%
POLYMER INSTITUTE BRNO spol. s.r.o.	100%
HC CHEMOPETROL a.s.	71%
Capital Group of UNIPETROL TRADE a.s.	100%
including:	
UNIPETROL CHEMICALS IBERICA S.A.	100%
CHEMAPOL (SCHWEIZ) AG	100%
UNIPETROL AUSTRIA HmbH	100%
UNIPETROL (UK) LIMITED	100%
ALIACHEM USA Inc.	100%
UNIPETROL POLSKA Sp. z o.o. in liquidation	100%
MOGUL d.o.o.	100%
DP MOGUL UKRAJINA	100%
ALIACHEM VERWALTUNGS GmbH	100%
including:	
ALIAPHARM GmbH FRANKFURT	100%
UNIPETROL DEUTSCHLAND GmbH	100%
UNIPETROL FRANCE S.A.	97%
UNIPETROL ITALIA S.r.l.	90%
Výzkumný ústav anorganické chemie a.s.	100%
Capital Group of BENZINA a.s.	100%
including:	
PETROTRANS a.s.	100%
BENZINA Trade a.s in liquidation	100%
Capital Group of UNIPETROL RAFINÉRIE a.s.	100%
including:	
UNIRAF SLOVENSKO s.r.o.	100%
Capital Group of KAUČUK a.s.	100%
including:	
K-PROTOS a.s.	100%
Capital Group of PARAMO a.s.	74%
including:	
MOGUL SLOVAKIA s.r.o.	100%
ČESKÁ RAFINÉRSKÁ a.s.	51%
Steen Estates s.r.o.	100%
Meliba Estates	100%
9. The capital group of AB Mazeikiu Nafta [2]	84%
including:	
UAB Juodeikių nafta	100%
UAB Uotas	100%
AB Ventus-Nafta	99%

(all amounts in PLN thousand)

Name of capital group	Share in total voting rights [1] (in full %)
The capital group of UAB Mažeikių naftos prekybos namai	100%
including:	
SIA Mažeiku Nafta Tirdzniecibas nams	100%
OU Mazeikiu Nafta Trading House	100%
Mazeikiu Nafta Trading House Sp. z o.o.	100%
10. Capital Group of Zakłady Azotowe "Anwil" S.A.	84%
including:	
Przedsiębiorstwo Inwestycyjno-Remontowe Remwil Sp. z o.o.	100%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o.	99%
Spolana a.s.	82%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%
Zakład Usługowo Produkcyjny EKO-Dróg Sp. z o.o.	49%
Przedsiębiorstwo Usług Technicznych Wircom Sp. z o.o.	49%
Apex-Elzar Sp. z o.o.	47%
Specjalistyczna Przychodnia Przemysłowa Prof-Med Sp. z o.o.	46%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Arbud Sp. z o.o.	45%
11. Capital Group of Basell ORLEN Polyolefins Sp. z o.o.	50%
including:	
Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.	100%
12. Capital Group of ORLEN Holding Malta Ltd.	100%
including:	
Orlen Insurance Ltd.	100%
13. Capital Group of Płocki Park Przemysłowo-Technologiczny S.A.	50%
including:	
Centrum Komercjalizacji Technologii Sp. z o.o.	100%
Centrum Edukacji Sp. z o.o.	69%

[1] Share in total voting rights is equal to the stake in share capital, except for the Capital Group of Ship Service S.A., where the stake in share capital amounts to 61%.
[2] 100% shares in Mazeikiu Group in the condensed consolidated financial statements was assumed.

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

3.1. Impairment of assets

3.1.1. Impairment of property, plant and equipment

Data for 4th quarter	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 October	848 215	852 520
Additions during the period 1 October - 31 December	12 511	12 901
Disposals during the period 1 October - 31 December	(328 037)	(49 884)
Effect of exchange rate changes	(9 923)	(8 893)
Impairment allowances as at 31 December	**522 766**	**806 644**

Cumulative data for 4 quarters	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 January	806 644	206 502
Additions during the period 1 January - 31 December	60 124	706 909
Disposals during the period 1 January - 31 December	(370 300)	(100 326)
Effect of exchange rate changes	26 298	(6 441)
Impairment allowances as at 31 December	**522 766**	**806 644**

3.1.2. Impairment of construction in progress

Data for 4th quarter	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 October	50 779	52 062
Additions during the period 1 October - 31 December	626	1 343
Disposals during the period 1 October - 31 December	(2 264)	(2 184)
Effect of exchange rate changes	(112)	(157)
Impairment allowances as at 31 December	**49 029**	**51 064**

Cumulative data for 4 quarters	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 January	51 064	46 526
Additions during the period 1 January - 31 December	735	14 383
Disposals during the period 1 January - 31 December	(3 255)	(9 723)
Effect of exchange rate changes	485	(122)
Impairment allowances as at 31 December	**49 029**	**51 064**

3.1.3. Impairment of intangible assets

Data for 4th quarter	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 October	63 862	7 625
Additions during the period 1 October - 31 December	60	55 072
Disposals during the period 1 October - 31 December	(56 179)	(1 622)
Effect of exchange rate changes	(1 233)	(20)
Impairment allowances as at 31 December	**6 510**	**61 055**

(all amounts in PLN thousand)

Cumulative data for 4 quarters	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 January	61 055	7 919
Additions during the period 1 January - 31 December	60	55 687
Disposals during the period 1 January - 31 December	(56 736)	(2 465)
Effect of exchange rate changes	2 131	(86)
Impairment allowances as at 31 December	**6 510**	**61 055**

3.1.4. Impairment of long term financial investments (shares)

Data for 4th quarter	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 October	151 873	82 779
Additions during the period 1 October - 31 December	2 533	62 537
Disposals during the period 1 October - 31 December	(2 501)	(688)
Effect of exchange rate changes	(1 805)	73
Impairment allowances as at 31 December	**150 100**	**144 701**

Cumulative data for 4 quarters	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 January	144 701	78 370
Additions during the period 1 January - 31 December	24 758	73 000
Disposals during the period 1 January - 31 December	(17 626)	(6 601)
Effect of exchange rate changes	(1 733)	(68)
Impairment allowances as at 31 December	**150 100**	**144 701**

3.1.5. Receivables allowances

Data for 4th quarter	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 October	607 584	723 230
Other additions during the period 1 October - 31 December	65 852	79 478
Disposals during the period 1 October - 31 December	(71 359)	(203 680)
Effect of exchange rate changes	(8 735)	1 106
Impairment allowances as at 31 December	**593 342**	**600 134**

Cumulative data for 4 quarters	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 January	600 134	474 235
Other additions during the period 1 January - 31 December	154 354	432 585
Disposals during the period 1 January - 31 December	(170 961)	(302 853)
Effect of exchange rate changes	9 815	(3 833)
Impairment allowances as at 31 December	**593 342**	**600 134**

(all amounts in PLN thousand)

3.1.6. Inventory allowances

Data for 4th quarter	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 October	56 951	47 092
Additions during the period 1 October - 31 December	27 907	23 597
Disposals during the period 1 October - 31 December	(4 854)	(4 817)
Effect of exchange rate changes	(6 043)	134
Impairment allowances as at 31 December	**73 961**	**66 006**

Cumulative data for 4 quarters	2006 (unaudited)	2005 (unaudited)
Impairment allowances as at 1 January	66 006	11 657
Additions during the period 1 January - 31 December	38 217	67 641
Disposals during the period 1 January - 31 December	(32 421)	(12 741)
Effect of exchange rate changes	2 159	(551)
Impairment allowances as at 31 December	**73 961**	**66 006**

3.2 Assets and liabilities classified as held for sale

3.2.1. Assets held for sale

	31 December 2006 (unaudited)	31 December 2005
Assets of Kaucuk [1]	1 009 846	-
Shares in AW S.A. Holand II B.V. [2]	-	72 469
Shares in Celio [3]	10 912	10 410
Shares "Krystynka" [4]	2 262	-
Other assets held for sale [5]	7 588	5 965
Total	**1 030 608**	**88 844**

[1] As at 31 December 2006 UNIPETROL held 6,236,000 shares constituting 100% stake in share capital of Kaucuk. The company's activity includes production of plastic and synthetic rubber. It is part of petrochemical segment. Assets of Kaucuk valued at fair value less liabilities and cost of sales have been classified as held for sale. The sale agreement was signed on 30 January 2007. For detailed information please refer to note VIII 35, 36.

[2] As at 31 December 2005 PKN ORLEN held shares constituting 9.218% stake in share capital of AW S.A. Holland II BV ("AWSA"). Shares in AWSA were classified as held for sale. The value of shares had been increased by the effect of valuation of the put option and presented separately in assets, due to it was being a subject to share purchase agreement concluded on 27 February 2006 between PKN ORLEN and Kulczyk Holding S.A. After fulfillment of the conditions defined in the agreement, PKN ORLEN transfered AWSA shares to Kulczyk Holding S.A. The price for shares in the amount of PLN 73,007 thousand was received by PKN ORLEN on 27 February 2006. The above described shares had been purchased by PKN ORLEN from Orbis S.A. in 2002 for the amount of PLN 61,400 thousand. AWSA is a parent company of Autostrada Wielkopolska S.A., a concessionaire for the construction of motorways in Poland. The conclusion of share purchase agreement dated 27 February 2006 resulted from exercising by PKN ORLEN of an option to sell the shares granted by Kulczyk Holding S.A. The option was exercisable on each demand until 31 December 2006. The relevant demand was submitted by PKN ORLEN on 28 December 2005. Shares of AWSA are not listed.

[3] The share of UNIPETROL Group in CELIO company, constituting 51.06 % stake in the share capital, has been classified as assets held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed in the first half of 2007. The change in the value of shares results from change in exchange rates.

[4] Shares of ORLEN Medica in Sanatorium Uzdrowiskowe "Krystyna" constituting 98.54% stake in the share capital. The shares have been classified as held for sale after the resolution of the Management Board of ORLEN Medica dated 20 December 2006 about the beginning of a disinvestment process. The shares have been valued at cost, fair value amounts to PLN 5,891 thousand.

[5] Other assets held for sale comprise other items of property, plant and equipment: buildings and constructions, land, machinery and equipment, vehicles and other.

(all amounts in PLN thousand)

3.2.2. Liabilities held for sale

Liabilities held for sale include liabilities of Kaucuk company, which according to the decision of the Management Board of Unipetrol have been designated for sale. The liabilities amount to PLN 196,956 thousand.

3.3. Provisions for liabilities

3.3.1. Deferred tax liabilities

Data for 4th quarter	2006 (unaudited)	2005 (unaudited)
Deferred tax liabilities as at 1 October	972 904	1 073 415
Additions during the period 1 October - 31 December	923 300	77 255
including additions due to acquisition of Mazeikiu Group	900 846	-
Disposals during the period 1 October - 31 December	(132 857)	(133 402)
Effect of exchange rate changes	(8 740)	2 891
Deferred tax liabilities as at 31 December	**1 754 607**	**1 020 159**

Cumulative data for 4 quarters	2006 (unaudited)	2005 (unaudited)
Deferred tax liabilities as at 1 January	1 020 159	458 512
Additions during the period 1 January - 31 December	1 061 381	904 290
including additions due to acquisition of Mazeikiu Group	900 846	-
Disposals during the period 1 January - 31 December	(352 619)	(333 583)
Effect of exchange rate changes	25 686	(9 060)
Deferred tax liabilities as at 31 December	**1 754 607**	**1 020 159**

(all amounts in PLN thousand)

3.3.2. Provisions

Short-term and long-term provisions

Data for 4th quarter 2006 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 October 2006	559 263	223 582	143 682	570 344	174 548 *	**1 671 417**
Additions during the period 1 October - 31 December 2006	17 215	16 542	-	25 687	46 542	**105 986**
including additions due to acquisition of Mazeikiu Group	10 000	-	-	13 284	-	**23 284**
Disposals during the period 1 October - 31 December 2006	(125 299)	(24 186)	(19 762)	(3 839)	(36 723)	**(209 809)**
Effect of exchange rate changes	(998)	(124)	-	(5 455)	(1 313)	**(7 890)**
Provisions as at 31 December 2006	**450 181**	**215 814**	**123 920**	**586 737**	**183 052**	**1 559 704**

* including provision relating to change in customer loyalty program VITAY of PLN 42,601 thousand as at 1 October 2006.

Cumulative data for 4 quarters 2006 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2006	558 307	216 405	199 218	526 106	140 228	**1 640 264**
Additions during the period 1 January - 31 December 2006	26 831	36 018	-	93 631	101 995 *	**258 473**
including additions due to acquisition of Mazeikiu Group	10 000	-	-	13 284	-	**23 284**
Disposals during the period 1 January - 31 December 2006	(137 783)	(36 901)	(75 298)	(32 362)	(61 769)	**(344 113)**
Effect of exchange rate changes	2 826	294	-	(638)	2 598	**5 080**
Provisions as at 31 December 2006	**450 181**	**215 814**	**123 920**	**586 737**	**183 052**	**1 559 704**
incl.						
Long-term provisions as at 31 December 2006	**347 277**	**190 264**	**99 428**	**120 385**	**49 886**	**807 240**
Short-term provisions as at 30 December 2006	**102 904**	**25 550**	**24 492**	**466 352**	**133 166**	**752 464**

* including provision relating to change in customer loyalty program VITAY of PLN 43,534 thousand.

(all amounts in PLN thousand)

Short-term and long-term provisions

Data for 4th quarter 2005 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 October 2005	546 369	203 019	102 424	478 373 *	139 025	**1 469 210**
Additions during the period 1 October - 31 December 2005	73 890	24 481	111 813	163 655	8 583	**382 422**
Disposals during the period 1 October - 31 December 2005	(62 833)	(11 134)	(15 019)	(109 123)	(7 947)	**(206 056)**
Effect of exchange rate changes	881	39	-	(6 799)	567	**(5 312)**
Provisions as at 31 December 2005	**558 307**	**216 405**	**199 218**	**526 106**	**140 228**	**1 640 264**

* including provision for the potential negative financial impact of execution of the agreements concerning the disposal of portion of assets and liabilities of Unipetrol Group

Cumulative data for 4 quarters 2005 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2005	501 702	197 446	70 000	87 982	68 604	**925 734**
Additions during the period 1 January - 31 December 2005	137 522	48 279	166 000	564 802 *	120 977	**1 037 580**
Disposals during the period 1 January - 31 December 2005	(80 777)	(29 243)	(36 782)	(119 973)	(48 787)	**(316 562)**
Effect of exchange rate changes	(140)	(77)	-	(6 705)	(566)	**(7 488)**
Provisions as at 31 December 2005	**558 307**	**216 405**	**199 218**	**526 106**	**140 228**	**1 640 264**
incl.						
Long-term provisions as at 31 December 2005	**487 164**	**197 219**	**68 718**	**133 920**	**69 970**	**956 991**
Short-term provisions as at 30 December 2005	**71 143**	**19 186**	**130 500**	**392 186**	**70 258**	**683 273**

* including provision for the potential negative financial impact of execution of the agreements concerning the disposal of portion of assets and liabilities of Unipetrol Group

(all amounts in PLN thousand)

3.4. Goodwill

	31 December 2006 (unaudited)	31 December 2005 (unaudited)
Goodwill on consolidation		
Orlen PetroTank Sp. z o.o.	11 298	11 298
ShipService S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
Orlen Petrozachód Sp. z o.o.	9 886	-
Mazeikiu Group	424 864	-
Goodwill on Mazeikiu Group companies	1 301	-
Other	658	2 012
Total goodwill on consolidation	**452 327**	**17 630**
Goodwill on business combination		
Basell ORLEN Polyolefins Sp. z o.o.	51 146	51 146
Goodwill on Unipetrol Group companies	34 472	35 617
Spolana a.s.	8 219	-
Orlen Deutschland AG	9 256	10 413
Mazeikiu Elektrine	12 509	-
Other	640	641
Total goodwill on business combination	**116 242**	**97 817**
Total	**568 569**	**115 447**

The changes of goodwill in the period of 12 months ended 31 December 2006 and 31 December 2005 were as follows:

	2006 (unaudited)	2005 (unaudited)
Goodwill on consolidation, beginning of the period	**17 630**	**20 501**
Additions during the period 1 January - 31 December	**436 051**	**629**
Orlen Petrozachód Sp. z o.o.	9 886	-
Mazeikiu Group	424 864	-
Goodwill on Mazeikiu Group companies	1 301	-
Other	-	629
Disposals during the period 1 January - 31 December	**(1 354)**	**(3 500)**
Ship Service S.A.	-	(3 500)
Impairment	(1 354)	-
Goodwill on consolidation, end of the period	**452 327**	**17 630**

(all amounts in PLN thousand)

	2006 (unaudited)	2005 (unaudited)
Goodwill on business combination, beginning of the period	**97 817**	**51 667**
Additions during the period 1 January - 31 December	**20 728**	**46 150**
Mazeikiu Elektrine	12 509	-
Spolana a.s.	8 219	-
Goodwill on Unipetrol Group companies	-	35 617
Orlen Deutschland AG	-	10 413
Other	-	120
Disposals during the period 1 January - 31 December	**(3 932)**	**-**
Goodwill on Unipetrol Group companies	(2 833)	-
Orlen Deutschland AG	(1 099)	-
Effect of exchange rate changes	1 629	-
Goodwill on business combination, end of the period	**116 242**	**97 817**

3.5. Interest-bearing loans and borrowings

	31 December 2006 (unaudited)	31 December 2005
Bank loans	9 882 410	3 956 721
Borrowings	2 885	13 065
Debt securities	559 478	547 011
Total	10 444 773	4 516 797
including:		
short-term	4 233 580	1 110 819
long-term	6 211 193	3 405 978

The value of interest-bearing loans and borrowings drawn by the Group increased during 12 months ended 31 December 2006 by PLN 5,927,976 thousand net.

The change in indebtedness level resulted primarily from:

- drawing of foreign loans translated to PLN:
  - EUR 800,000 thousand (PLN 3,053,200 thousand) of a short term consortium multi currency bridge loan (BNP Paribas acting as Agent)
  - USD 348,269 thousand (PLN 1,069,912 thousand) of a consortium multi currency loan (BTM acting as Agent) – in 2006 there was a translation of portion of USD 215,910 thousand to EUR 181,061 thousand
  - USD 300,000 thousand (PLN 861,844 thousand) of a consortium multi currency loan (BNP Paribas acting as Agent)
  - EUR 230,000 thousand (PLN 877,795) of a long term consortium multi currency revolving loan (BNP Paribas acting as Agent)
  - EUR 171,596 thousand (PLN 663,098 thousand) of a consortium multi currency loan (BTM acting as Agent)
  - EUR 16,210 thousand (PLN 63,203 thousand) in consortium of banks (Societe Generale acting as Agent)
  - USD 2,473 thousand (PLN 7,300 thousand) in Bank Pekao S.A.
- drawing of loans in PLN:
  - PLN 128,176 thousand in PKO BP S.A.
  - PLN 32,477 thousand in BH w Warszawie S.A.
  - PLN 24,433 thousand in Bank Pekao S.A.
  - PLN 23,856 thousand in MILLENNIUM Bank S.A.
  - PLN 14,344 thousand in Bank Ochrony Środowiska S.A.

(all amounts in PLN thousand)

PLN 11,797 thousand in ING Bank Śląski S.A.
PLN 5,281 thousand in BPH S.A.
PLN 2,861 thousand in HVB Bank a.s.
PLN 1,282 thousand in Fortis Bank S.A.
PLN 115 thousand in Wojewódzki Fundusz Ochrony Środowiska
PLN 61,863 thousand resulting from foreign exchange differences in PKN ORLEN S.A.
PLN 27,314 thousand resulting from foreign exchange differences in Unipetrol Group

- drawings of loans by Unipetrol Group in the amount of CZK 19,078,646 thousand (PLN 2,632,853 thousand)
- increase of indebtedness in Unipetrol Group due to valuation of debt securities in the amount of CZK 154,473 thousand (PLN 21,317 thousand)
- drawing of loans by ORLEN Deutschland A.G. in the amount of EUR 40,018 thousand (PLN 156,033 thousand)
- drawings of loans by Mazeikiu Group in the amount of USD 466,426 thousand (PLN 1,357,532 thousand)

- repayment of foreign currency loans translated to PLN:

USD 218,269 thousand (PLN 695,993 thousand) of a consortium double currency loan (ING acting as Agent)
EUR 171,596 thousand (PLN 663,098 thousand) of a consortium double currency loan (ING acting as Agent)
EUR 11,190 thousand (PLN 44,034 thousand) in consortium of banks (Societe Generale acting as Agent)
USD 2,358 thousand (PLN 7,476 thousand) of a consortium multi currency loan (BTM acting as Agent)
CHF 2,225 thousand (PLN 5,633 thousand) in BPH S.A.
USD 109 thousand (PLN 343 thousand) in BRE Bank S.A.

- repayment of loans and borrowings in PLN

PLN 131,060 thousand in PKO BP S.A
PLN 46,558 thousand in BH w Warszawie S.A.
PLN 29,361 thousand in Bank Pekao S.A.
PLN 17,113 thousand in BPH S.A.
PLN 15,398 thousand in Bank Ochrony Środowiska S.A.
PLN 10,295 thousand Narodowy Fundusz Ochrony Środowiska
PLN 8,358 thousand in HVB Bank a.s.
PLN 1,500 thousand in BGŻ S.A.
PLN 654 thousand in BRE BANK S.A.
PLN 9 694 thousand resulting from foreign exchange differences in Ship - Service S.A.
PLN 45 thousand resulting from foreign exchange differences in ORLEN Deutschland A.G.

- repayment of loans by Unipetrol Group in the amount of CZK 22,887,138 thousand (PLN 3,158,425 thousand)
- repayment of loans by ORLEN Deutschland A.G. in the amount of EUR 74,327 thousand (PLN 289,809 thousand)
- decrease of indebtedness in Unipetrol Group due to repayment of interest of debenture bonds in the amount of CZK 254,081 thousand (PLN 35,063 thousand)

(all amounts in PLN thousand)

3.6. Cost by kind

	12 months ended 31 December 2006 (unaudited)	3 months ended 31 December 2006 (unaudited)	12 months ended 31 December 2005	3 months ended 31 December 2005 (unaudited)
Materials and energy	28 877 679	6 984 898	20 742 180	6 403 975
Cost of merchandise and materials sold	13 711 215	3 830 880	11 567 863	3 075 958
External services	2 991 782	795 278	2 337 672	798 557
Payroll, social security and other employee benefits	1 511 958	403 006	1 267 120	378 025
Depreciation	2 103 383	539 787	1 779 944	619 094
Taxes and charges	300 302	61 807	284 154	61 055
Other *	1 198 824	625 167	1 376 927	476 084
	50 695 143	13 240 823	39 355 860	11 812 748
Change in inventory	(1 924)	(23 401)	(598 838)	(225 845)
Cost of products and services for own use	(126 652)	(36 676)	(156 688)	(503 593)
Operating cost	50 566 567	13 180 746	38 600 334	11 083 310
Distribution expenses	(2 640 797)	(750 975)	(2 391 290)	(812 093)
General and administrative expenses	(1 171 411)	(371 285)	(1 039 333)	(357 651)
Other operating expenses	(886 921)	(513 902)	(1 090 863)	(403 459)
Cost of finished goods and raw materials sold	**45 867 438**	**11 544 584**	**34 078 848**	**9 510 107**

* including other operating expenses

3.7. Net financial revenues and expenses

	12 months ended 31 December 2006 (unaudited)	3 months ended 31 December 2006 (unaudited)	12 months ended 31 December 2005	3 months ended 31 December 2005 (unaudited)
Interest paid	(254 800)	(77 501)	(203 612)	(81 765)
Negative foreign exchange surplus	(187 601)	(33 926)	(181 654)	(42 527)
Interest received	77 808	19 978	123 972	40 379
Positive foreign exchange surplus	381 561	135 172	172 434	64 674
Gains/(Loss) on trade in shares and other securities	6 826	(2 688)	7 069	(27 848)
Dividends received	11 373	2 046	8 899	328
Discount on the acquisition of liabilities of Unipetrol Group	8 755	2 079	245 696	3 281
Financial instruments *	(101 318)	(106 363)	12 961	3 734
Other	(9 853)	(7 007)	3 068	57 221
Total	**(67 249)**	**(68 210)**	**188 833**	**17 477**

*including the amount of PLN 58,169 thousand presented in financial revenues and the amount of PLN (162,323) thousand presented in financial expenses equal to the net result of rolling forward and settlement of financial instrument hedging future payments for Mažeikiu Nafta

3.8. Income tax expense

	12 months ended 31 December 2006 (unaudited)	3 months ended 31 December 2006 (unaudited)	12 months ended 31 December 2005	3 months ended 31 December 2005 (unaudited)
Current tax	(786 533)	(105 820)	(713 999)	(119 345)
Deferred tax	121 126	21 375	12 554	35 436
Total	**(665 407)**	**(84 445)**	**(701 445)**	**(83 909)**

The PKN ORLEN Group does not form a tax group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

IV. GROUP'S ACHIEVEMENTS IN THE FOURTH QUARTER 2006 ACCOMPANIED BY CIRCUMSTANCES AND EVENTS WHICH HAVE SIGNIFICANT IMPACT ON THE FINANCIAL RESULT

Selected consolidated financial data

'000 PLN

	2006	2005
Total sales revenues for the 4th quarter	13 115 232	11 352 883
Operating expense and other operating revenues for the 4thquarter	12 942 127	10 909 070
Profit from operations for the 4th quarter	173 105	443 813
EBITDA for the 4th quarter	712 892	1 062 907
Net profit attributable to the equity holders of the Parent for the 4th quarter	146 454	365 479

1. MAIN MACROECONOMIC FACTORS

- fall in differential from 3.63 USD/bbl in the 4th quarter 2005 to 3.56 USD/bbl in the 4th quarter 2006 decreased EBIT of the Group by PLN 8 million,
- negative impact of low crack margins on refining products on EBIT of the Parent Company in the amount of PLN (-) 144 million,
- strengthening of PLN against USD unfavorably influenced profit from operations (in respect of differential and margins) in the amount of PLN 106 million.

2. INTERNAL FACTORS

- favorable sales dynamics of chemical products (up to 23%) in connection with high sales prices had a positive impact on the financial results of Anwil S.A. – PLN 94 million in the 4th quarter 2006 as compared to PLN 61 million in the comparable period of 2005,
- increase in sales volume of polyolefins by 70% favorably influenced the financial results of Basell ORLEN Polyolefins Sp. z o.o. – PLN 17 million,
- loss of Unipetrol Group of PLN 258 million caused by revaluation of a carrying amount of Kauczuk a.s to fair value less cost of sales in the amount of PLN (-) 230 million,
- increase in retail sales volume of engine fuels in the Parent Company (CODO petrol stations) of 24% resulted in an increase in EBIT by PLN 60 million, whereas increase in retail sales volume of non-fuel merchandise and services increased profit from operations by PLN 14 million,
- fall in retail margins on gasoline and LPG contributed to a decrease in profit from operations of the Parent Company by PLN 13 million,
- OPTIMA cost cutting program generated in the 4th quarter considerable savings of PLN 84 million – the highest savings noted in refining and chemical segment,
- fixed costs of the Parent Company in the 4th quarter 2006 on the level lower than in the prior year by 5.2%

(all amounts in PLN thousand)

In the 4th quarter 2006 the Organizational Rules and Regulations of PKN ORLEN S.A, which was adopted by the Management Board on 24 October 2006, was in force. In accordance with the above mentioned Regulations, the duties of Members of the Management Board have been assigned in the following manner:

- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Chief Investment Officer;
- Vice-President of the Management Board, Cost Management;
- Vice-President of the Management Board, Upstream and Crude Procurement;
- Vice-President of the Management Board, Audit and Regulations;
- Vice-President of the Management Board, Sales;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization.

Duties of the Deputy Executive Officer for Operational Activities include the areas of production, maintenance of technical operations, production development, technology and property investment.
Effective from 1 November 2006 a restructuring process of wholesale department was carried resulting with replacement 11 Regional Wholesale Offices were replaced with 3 Wholesale Regions. As a consequence of the restructuring process in regional services there was also a change in wholesale central structures. Besides, in the 4th quarter 2006 works were started directed at launching of the restructuring process of a financial department in the year 2007.

The most important activities connected with reorganization of the PKN ORLEN Group in the 4th quarter 2006 included the following:

- on 16 October 2006 PKN ORLEN S.A. and Firma Chemiczna "DWORY" S.A. signed Articles of Association of ETYLOBENZEN Płock Sp. z o.o.,
- on 27 October 2006 shares of Spolana a.s. were purchased by Zakłady Azotowe Anwil S.A. from Unipetrol a.s.,
- the following companies were registered by Registrar of Companies Malta Financial Services Authority:
- - on 13 November 2006 Orlen Holding Malta Limited, seated in Sliema, Malta,
- - on 16 November 2006 Orlen Insurance Ltd, seated in Sliema, Malta,
- on 27 November 2006 shares of NeraPharm were sold by Spolana a.s. to Cayman Chemical Company,
- on 15 December 2006 PKN Orlen S.A. settled on Vilnius Stock Exchange the share purchase of AB Mazeikiu Nafta from Yukos International UK B.V. and the Government of the Republic of Lithuania.

Capital investments of PKN ORLEN Group were described in detail in section VIII of these condensed consolidated financial statements.

As at the end of the 4th quarter 2006, PKN ORLEN S.A. held shares directly and indirectly in the following entities, which it controls, jointly controls or the operation of which it considerably influences:

- 114 subsidiaries,
- 4 jointly controlled companies,
- 22 associated companies.

In comparison to the end of the 4th quarter 2005 the number of subsidiaries, jointly controlled companies and associated companies belonging to the Group decreased from 157 to 140.

The most significant factors influencing the Group's operating results for the 4th quarter 2006, as compared to results for the 4th quarter 2005 comprised the following:

- decrease in margins (cracks) for gasoline from 114.65 to 92.06 USD/t (by 19.7%), diesel oil from 142.02 to 125.88 USD/t (by 11.4%), Ekoterm from 115.02 to 97.39 USD/t (by 15.3%) and Jet A-1 aviation fuel from 162.96 to 153.02 USD/t (by 6.1%),
- increase in margins for ethylene from 545.92 to 699.18 USD/t (by 28.1%) and for propylene from 529.59 to 654.08 USD/t (by 23.5%),
- decrease in retail margins on CODO petrol stations in the Parent Company on gasoline by 18.8% and LPG by 22.2%,
- increase in the average commodity price for Brent crude oil from 56.89 to 59.60 USD/bbl (by 4.8%),
- decrease in Ural/Brent differential from /-3.63/ USD/bbl to /-3.56/ USD/bbl (by 1.9%),
- increase in the crude oil processing in the Capital Group by 2.5%,
- increase in the volume of gasoline and diesel oil sold by 9.0% and 13.1%, respectively,
- decrease in the volume of LPG sold by 5.6%,
- decrease in average exchange rate of USD against PLN from PLN 3.29/USD to PLN 2.99/USD (by 9.1%),
- decrease in average exchange rate of EUR against PLN from PLN 3.91/EUR to PLN 3.85/EUR (by 1.5%).

In the 4th quarter 2006, the volume of wholesale and retail sale of engine fuels (gasoline, diesel oil, LPG, Jet A-1) and light fuel oil (Ekoterm) in the Group amounted to 3,579,836 tonnes and was higher than sale in the 4th quarter 2005 by 191,800 tonnes (by 5.7%). During four quarters 2006 sale of these products amounted to 14,029,947 tonnes and increased by 1,847,512 tonnes (by 15.2%) as compared to the prior year. In the 4th quarter 2006 total sale of finished goods (refining, chemical and other) amounted to 5,405,692 tonnes and was higher than in the 4th quarter of the prior year by 165,099 tonnes (by 3.2%). Total sale of finished goods for four quarters 2006 amounted to 21,701,144 tonnes and increased by 3,641,979 tonnes (20.2%) as compared to the prior year. In the 4th quarter 2006, retail sale of engine fuels (gasoline, diesel fuel, LPG) and light fuel oil amounted to 1,080,662 tonnes and was higher than sale in the comparable period of the prior year by 170,179 tonnes (by 18.7%). Retail sale for four quarters 2006 increased by 17.5% to the level of 4,096,495 tonnes.

Sales tendencies in respect of main products are presented in the below table:

Sale of light products in the PKN ORLEN Group (by volume)	4th quarter 2005		4th quarter 2006		Dynamic (%) 4th quarter 2006/ 4th quarter 2005
Wholesale of light products, including:		2 477 553		2 499 174	100.9
- gasoline (tonnes)		663 965		652 059	98.2
- diesel oil (tonnes)		1 119 601		1 258 133	112.4
- Jet A-1 (tonnes)		111 066		113 449	102.2
- Ekoterm (tonnes)		527 264		421 866	80.0
- LPG (tonnes)		55 657		53 617	96.3
Retail sale of light products, including:	1 173 148	910 483	1 388 711	1 080 662	118.7
- gasoline ('000 litres) / (tonnes)	647 979	489 224	801 174	604 886	123.6
- diesel oil ('000 litres) / (tonnes)	445 615	376 545	514 418	434 683	115.4
- Ekoterm ('000 litres) / (tonnes)	15	13	0	0	0.0
- LPG ('000 litres) / (tonnes)	79 539	44 701	73 119	41 093	91.9
Total sale of fuels (tonnes)		3 388 036		3 579 836	105.7
- including engine fuels (tonnes)		2 860 759		3 157 970	110.4

Sale of light products in the PKN ORLEN Group (by volume)	4 quarters 2005		4 quarters 2006		Dynamic (%) 4 quarters 2006/ 4 quarters 2005
Wholesale of light products, including:	8 695 087		9 933 452		114.2
- gasoline (tonnes)	2 345 192		2 497 460		106.5
- diesel oil (tonnes)	3 829 062		5 119 926		133.7
- Jet A-1 (tonnes)	464 815		498 743		107.3
- Ekoterm (tonnes)	1 851 590		1 586 840		85.7
- LPG (tonnes)	204 428		230 483		112.7
Retail sale of light products, including:	4 496 426	3 487 348	5 268 854	4 096 495	117.5
- gasoline ('000 litres) / (tonnes)	2 556 750	1 930 346	2 855 258	2 155 720	111.7
- diesel oil ('000 litres) / (tonnes)	1 649 649	1 393 953	2 064 781	1 744 740	125.2
- Ekoterm ('000 litres) / (tonnes)	192	162	2	2	1.2
- LPG ('000 litres) / (tonnes)	289 835	162 887	348 813	196 033	120.3
Total sale of fuels (tonnes)	12 182 435		14 029 947		115.2
- including engine fuels (tonnes)	10 330 683		12 443 105		120.4

High level of crude oil prices and a decrease of margins (cracks) on refining products as well as unfavorable Brent/Ural differential contributed to a decrease in operating results of the Parent Company and PKN ORLEN Group in the 4th quarter 2006 as compared to the comparable period of the prior year.

The results of the Parent Company in comparison to the Group were as follows:

'000 PLN

Item	4th quarter 2005		Share of PKN in the Group	4th quarter 2006		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	4 519	3 373	74.6	4 633	3 484	75.2
Net sales revenues	11 352 883	6 719 158	59.2	13 115 232	8 399 943	64.0
Gross profit on sales	1 842 776	1 167 089	63.3	1 570 648	751 199	47.8
Profit from operations	443 813	470 028	105.9	173 105	221 442	127.9
Profit before tax	483 264	561 270	116.1	160 590	199 800	124.4
Net profit	399 355	445 670	111.6	76 154	164 582	216.1

'000 PLN

Item	4 quarters 2005		Share of PKN in the Group	4 quarters 2006		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	15 383	12 569	81.7	18 023	13 612	75.5
Net sales revenues	41 188 267	22 789 106	55.3	52 869 495	33 518 439	63.4
Gross profit on sales	7 109 419	5 216 617	73.4	7 002 057	4 058 330	57.9
Profit from operations	4 947 620	2 693 771	54.4	2 917 738	2 027 875	69.5
Profit before tax	5 339 221	3 158 663	59.2	3 071 190	2 629 932	85.6
Net profit	4 637 776	2 527 214	54.5	2 405 783	2 232 590	92.8

In the 4th quarter 2006 refinery throughput of PKN ORLEN Group amounted to 4,633 thousand tonnes of crude oil and in four quarters 2006 to 18,023 thousand tonnes. The achieved level of throughput in the 4th quarter 2006 is by

2.5% higher than in the analogous period of the prior year and for four quarters 2006 by 17.2% higher. Such a high dynamic was caused by the increase in refinery throughput in the 4th quarter 2006 in the Parent Company by 3.3%. In Unipetrol a.s refinery throughput decreased by 1.1% due to standstills of installations in Litvinov and Kralupy.

In the 4th quarter 2006 the Group's profit from operations amounted to PLN 173 million, compared to PLN 444 million in the comparable period of 2005. Such a high difference was caused by lower results of the companies belonging to the Group. Profit from operations in the 4th quarter 2006 was mostly influenced by loss of Unipetrol Group of PLN 258 million caused by revaluation of a carrying amount of Kauczuk a.s to fair value less cost of sales in the amount of PLN (-) 230 million connected with planned sales of shares of this company.

Lower profit from operations was also a result of macroeconomic factors connected with margins on refining products, exchange rates and differential. Estimated influence of lower margins on refining products on EBIT of the Parent Company amounted to PLN (-) 144 million. Significant impact on financial results had stronger PLN currency. Strengthening of PLN against USD by almost 10% decreased EBIT by PLN (-) 106 million. Further decrease of the Group's profit from operations was caused by a decrease in differential, which unfavorably influenced EBIT in the amount of PLN (-) 8 million.

High decrease of the Group's profit from operations for four quarters 2006 as compared to the comparable period of the prior year by 41% resulted from one-off event such as a recognition in 2005 in other operating revenues of the excess of the fair value of acquired net assets of Unipetrol a.s. Group over cost of PLN 1,895 million. Should this transaction be eliminated, the dynamic of profit from operations would still be negative but the decrease would amount to 4.4%.

In the 4th quarter 2006 net profit of the Group amounted to PLN 76 million, whereas in the 4th quarter 2005 to PLN 399 million. In four quarters 2006 net profit amounted to PLN 2,406 million and was by 48.1% lower than in the comparable period of the prior year.

Consolidated financial data of the Capital Group by business segment are as follows:

'000 PLN

Item	4th quarter 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	178 553	82 264	83 427	-9 822	509	334 931
Unallocated revenues of the Group						5 870
Unallocated costs of the Group						-167 696
Profit from operations						173 105

Item	4th quarter 2005					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	378 540	151 389	124 170	-120 424	-33 078	500 597
Unallocated revenues of the Group						21 109
Unallocated costs of the Group						-77 893
Profit from operations						443 813

Total profit from operations for the 4th quarter 2006 decreased by 61.0% as compared to the comparable period of the prior year. This trend was caused by the decrease in the result of the refining segment by 52.8% as compared to the 4th quarter 2005. The unfavorable dynamics in this segment resulted from lower margins on refining products, strengthening of PLN against USD as well as the decrease in Ural/Brent differential. Total effect of macroeconomic factors accounted for PLN (-) 258 million. In the 4th quarter 2006 the Czech Unipetrol companies made a loss of PLN 137 million as compared to profit of PLN 27 million in the comparable period of the prior year in this segment.

In the 4th quarter 2006 profit from operations of the petrochemical segment decreased by 45.7% to the level of PLN 82 million. Profit from operations for the 4th quarter 2005 included the adjustment of the fair value of acquired net assets of Unipetrol a.s. Group over cost of PLN 41 million. Should this transaction be eliminated, EBIT of the segment would decrease by 25.3%, mainly due to losses incurred by Unipetrol a.s. in the amount of PLN 79 million (as compared to PLN 45 million in the 4th quarter of the prior year).

In the 4th quarter 2006 profit from operations of the chemical segment also decreased by 32.8% as compared to the comparable period of the prior year. It amounted to PLN 83 million in comparison to PLN 124 million in the 4th quarter 2005. Profit from operations of the prior year included PLN 13 million related to the adjustment of the fair value of acquired net assets of Unipetrol a.s. Group. Unipetrol Group incurred loss of PLN 10 million in this segment as compared to a loss of PLN 11 million in the 4th quarter 2005. In the 4th quarter 2006 Zakłady Azotowe Anwil S.A. achieved a profit of PLN 92 million in comparison to PLN 61 million in the 4th quarter 2005.

'000 PLN

Item	4 quarters 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	2 334 397	841 794	226 060	31 757	-2 880	3 431 128
Unallocated revenues of the Group						40 513
Unallocated costs of the Group						-553 903
Profit from operations						2 917 738

Item	4 quarters 2005					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	3 777 035	1 643 430	285 633	152 576	-281 384	5 577 290
Unallocated revenues of the Group						146 036
Unallocated costs of the Group						-775 706
Profit from operations						4 947 620

Profit from operations for four quarters 2006 would decrease by 4.4% as compared to comparable period of the prior year, should one-off event such as recognition of the excess of the fair value of acquired net assets of Unipetrol a.s. Group over cost be eliminated. Without this adjustment, profit from operations decreased by 41.0%. Profit from operations in the refining segment would decrease by 22.8% as compared to four quarters 2005, should one-off event in the amount of PLN 753 million be eliminated. Without this adjustment EBIT of the segment decreased by 38.2%. It resulted from unfavorable level of differential decreasing EBIT by PLN (-) 88 million as well as lower margins on diesel oil and Ekoterm as compared to the prior year. Lower profit from operations of the segment was also influenced by the financial results of Unipetrol a.s. Group companies, which achieved during the four quarters 2006 profit from operations of PLN 11 million as compared to 165 million in the prior year.

Petrochemical segment's profit from operations for four quarters 2006 would increase by 18.7% as compared to comparable period of the year 2005, should the excess of the fair value of acquired net assets of Unipetrol a.s. Group over cost of PLN 934 million be eliminated. Very good segment results of PLN 89 million were achieved by BOP. Unipetrol Group generated profit of PLN 277 million as compared to PLN 70 million in 2005.

Very favorable trend occurred also in chemical segment. Profit from operations of the chemical segment would increase by 51.8%, should the excess of the fair value of acquired net assets of Unipetrol a.s. Group over cost of PLN 137 million be eliminated. Higher segment results reflected favorable dynamics of profit in Anwil S.A. (PLN 241 million in four quarters 2006 as compared to PLN 151 million in 2005). Unipetrol a.s incurred in this segment a loss of PLN 18 million as compared to a loss of PLN 24 million incurred in 2005.

OPTIMA program, implemented with an effect from 1 January 2006, directed at potential savings in operating costs and capital expenditures in the period 2006-2009, brought considerable cost cutting results in the 4th quarter 2006 in the amount of PLN 84 million. In 2006 effects of OPTIMA program reached the level of PLN 299 million.

In the 4th quarter 2006, the Parent Company did not issue any securities under the Bond Issuance Program.

(all amounts in PLN thousand)

V. CIRCUMNSTANCES AND EVENTS IN PARTICULAR OF A NON-STANDARD NATURE, WHICH HAVE SIGNIFICANT IMPACT ON FINANCIAL RESULT

During the twelve-month period ended 31 December 2006 the following significant events influencing the information presented in these condensed consolidated financial statements occurred:

1. Share purchase of Mazeikiu

On 15 December 2006 the Company purchased 596,834,352 ordinary shares of AB Mažeikių Nafta („Mažeikių"), which constitutes 84.36% of all issued shares of Mažeikių. The purchase was realized on the basis of two agreements concluded by PKN ORLEN: the share sale and purchase agreement with Yukos International UK B.V dated 26 May 2006 on purchase of 379,918,411 shares, that stood for 53.7022% of all issued shares and share sale and purchase agreement with the Government of Republic of Lithuania dated 19 May 2006 on purchase of 216,915,941 shares, that stood for 30.6615% of all issued shares. On 28 December 2006 Mažeikių merged with Mažeikių Elektrine. The share of PKN ORLEN declined by 0.16 percentage point.
In relation to conclusion of the put option agreement in respect of 70,750,000 shares in Mazeikiu owned by the Government of the Republic of Lithuania by PKN ORLEN S.A. (detailed information in note XV. 3.1.) as well as due to mandatory tender offer regarding shares held by minority shareholders, the settlement of the business combination for the purposes of the foregoing consolidated financial statements has been performed in accordance with IAS 32 'Financial instruments: Disclosure and Presentation' paragraphs 22-23 – financial liabilities were disclosed and minority interest were not disclosed. The share of PKN ORLEN in Mazeikiu Group was assumed at 100% for the purposes of these condensed financial statements.

Mažeikių Group is composed of group of companies operating in the refining sector in the Republic of Lithuania, mainly involved in crude oil processing, distribution of fuels and crude oil derived products. In all those activities Mažeikių is a representative of the industry sector in the Republic of Lithuania and Central Europe. Mažeikių Group consists mainly of the following companies:

- AB Mažeikių Nafta – Crude oil refining, transportation services of crude oil and crude oil derivate products, service and loading of tanker ships, sale of refined products.
- AB Ventus-Nafta – Retail sale of crude oil products.
- UAB Mažeikių naftos prekybos namai – Sale and marketing of products of AB Mažeikių Nafta in Lithuania.
- SIA Mažeikių Nafta Tirdzniecibas nams – Wholesale trade of crude oil products in Latvia.
- OU Mazeikiu Nafta Trading House – Wholesale trade of crude oil products in Estonia
- Mažeikių Nafta Trading House Sp. z.o.o. – Wholesale trade of crude oil products in Poland
- UAB Juodeikių nafta – Loading of truck vehicles with crude oil; entity under liquidation proceedings.
- UAB Uotas – Lease of gas stations, entity under liquidation proceedings.
- UAB Naftelf – Sale of aviation fuels (joint venture with 'Corelf')

The acquisition of Mažeikių was accounted under the purchase method in accordance with IFRS 3 'Business combinations'. In consequence of the fact that the cost of business combination (purchase price increased by any costs directly attributable to the combination) exceeded the share of PKN Orlen in the fair value of net identifiable assets, liabilities and contingent liabilities, the Company recognized goodwill in the balance sheet as of 31 December 2006.

(all amounts in PLN thousand)

As a result of purchase of Mažeikių shares, the following categories of assets, liabilities and contingent liabilities were acquired and the transaction was settled in accordance with the purchase method in the following way:

Preliminary fair value of assets and liabilities by main categories:

Cash and cash equivalents	1 030 556
Propery, plant and equipment	7 403 017
Intangible assets *	112 741
Inventories	1 094 811
Receivables	937 807
Other assets	456 346
Provisions	(23 284)
Long-term liabilities	(1 374 370)
Short-term liabilities	(1 100 242)
Other liabilities	(905 518)
Net assets of Mazeikiu Nafta at fair value	7 631 864
Share of PKN ORLEN in net assets of Mazeikiu Nafta	7 631 864
Cost of business combination**	8 056 728
Goodwill	424 864
Impact of the net cash flow (i.e. excluding financial liabilities)	(6 759 742)
Acquired cash and cash equivalents	1 030 556
Net cash outflow until 31 December 2006, related to purchase of Mazeikiu Group, net of acquired cash and cash equivalents	(5 729 186)

* including acquired CO2 emission rights in the amount of PLN 90,982 thousand
** including the financial liability of PLN 1,296,986 thousand recognized in connection with the put option agreement concluded between the Government of the Republic of Lithuania and PKN ORLEN and mandatory tender offer regarding shares held by minority shareholders and PLN 24,047 thousand related to costs of advisory services, business trips etc. directly attributable to the combination

In conjunction with acquisition of assets and liabilities of Mažeikių Group, the process of their valuation to fair value is pending. The Group recognized a preliminary effect of the valuation of the acquired net assets. For the purposes of the foregoing consolidated financial statements the Company did not perform an impairment test of goodwill on consolidation of Mazeikiu Group based on preliminary report on valuation of acquired assets. The test will be performed for the purposes of the 2006 annual report. The impact of a potential impairment allowance will be reflected in 2006 consolidated result up to maximum amount of goodwill recognized i.e. PLN 424,864 thousand. In relation to the above, preliminary value of the acquired assets and liabilities, as well as goodwill recognized on business combination, may differ upon the final determination. The final settlement may also be affected by the increase in cost of business combination, related to proceedings aimed at final settlement of transaction. Upon completion of all proceedings, final calculation of goodwill in consolidated non-current assets may differ from the one presented above.

According to the Management Board, the final settlement of the transaction should be completed in the course of subsequent 12 months in accordance with IFRS 3.

In conjunction with the fact that the transaction was performed on 15 December 2006, the consolidated balance sheet of Mažeikių Group as at 31 December 2006 as if at acquisition date has been included in the consolidated balance sheet of PKN ORLEN Group. Due to insignificant impact, the consolidated income statement of Mažeikių Group for the period from 15 December 2006 to 31 December 2006 has not been included in the consolidated income statement of PKN ORLEN Group for 2006.

The condensed consolidated income statement of Mažeikių Group for the period from 15 December to 31 December 2006 is presented below:

Skonsolidowany rachunek zysków i strat Możejek	**za okres od 15 do 31 grudnia 2006 roku**
Total sales revenues	275 038
Cost of finished goods, merchandise and materials sold	(276 588)
Gross loss on sales	(1 551)
Distribution expenses	(11 950)
General and administrative expenses	(6 580)
Other operating revenues and expenses, net	19 387
Loss on operations	(694)
Financial revenues	2 970
Financial expenses	(5 340)
Loss before tax	(3 064)
Income tax expense	(3 461)
Net loss	(6 525)

In accordance with IFRS 3 'Business combinations', consolidated revenues and financial result of PKN ORLEN Group, including consolidated financial data of Mažeikių Group for the period from 1 January 2006 to 31 December 2006, calculated as if the acquisition date coincided with the beginning of the period, were presented below:

Consolidated pro forma results for 2006:

Total sales revenues	65 384 063
Other operating revenues	655 710
Financial revenues	717 614
Net result	2 541 426

Until 31 December 2006, actual acquisition expenses directly attributable to the combination amounted to PLN 24,047 thousand.

2. CO_2 emission rights

In the financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on the binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date rights were granted.
Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and its carrying amount.

Information on granted emission rights and its balance sheet presentation	**Quantity (Mg)**	**Value (in PLN thousand)**
Emission rights acquired by the Group in 2005 for the 3-year accounting period	35 333 094	2 933 634
Actual use of emission rights in 2005	10 309 223	855 288
Emissions planned in 2006	11 820 495	979 252
Estimated emissions in 2006	11 739 681	972 421
Emissions planned in 2007	11 880 281	984 251

As at 31 December 2006 the net value of granted emission rights in the consolidated balance sheet of the Group, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

As at the date of preparation of these condensed consolidated financial statements the decisions relating to settlement of CO_2 emission rights usage in 2005 were made.

In the period covered by these financial statements unused emission rights were sold:

Period, in which CO_2 emission rights were sold	Quantity (Mg)	Value (in PLN thousand)	Income from sold rights
I quarter 2006	275 000	23 245	26 401
II quarter 2006	165 000	13 947	17 897
III quarter 2006	10 000	818	634
IV quartet 2006	284 951	25 165	7 782

In the period ended 31 December 2006, the income from sales of CO2 emission rights of PLN 52,714 thousand was recognized.

As at 31 December 2006 the Group recognized CO_2 emission rights as a result of acquisition of Mazeikiu Group of PLN 90,982 thousand. CO_2 emissions planned for 2007 amounted to 2,048,333 tonnes and their value amounted to PLN 50,734 thousand.

(all amounts in PLN thousand)

VI. SEGMENT DATA

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006	
Revenues												
Sales to external customers	40 068 346	9 826 525	9 333 011	2 509 364	2 402 145	526 464	938 215	217 738			52 741 717	13 080 091
Transactions with other segments	12 664 027	3 012 427	4 325 917	1 107 612	5 954	871	1 059 936	297 485	(18 055 834)	(4 418 395)	-	-
Settlement of hedging transactions	21 100	14 060	106 678	21 081							127 778	35 141
Total sales revenues	52 753 473	12 853 012	13 765 606	3 638 057	2 408 099	527 335	1 998 151	515 223	(18 055 834)	(4 418 395)	52 869 495	13 115 232
Total operating expenses	(50 429 238)	(12 597 654)	(12 666 633)	(3 340 120)	(2 206 072)	(454 099)	(1 959 045)	(528 685)	18 052 954	4 418 904	(49 208 034)	(12 501 654)
Other operating revenues	303 389	82 679	148 079	69 512	36 738	18 338	86 091	64 220			574 297	232 749
Other operating expenses	(293 227)	(159 484)	(405 258)	(285 185)	(12 705)	(6 147)	(93 440)	(60 580)			(804 630)	(511 396)
The excess of the fair value of acquired net assets over the acquisition price	-	-	-	-	-	-	-	-	-	-	-	-
Segment result	2 334 397	178 553	841 794	82 264	226 060	83 427	31 757	(9 822)	(2 880)	509	3 431 128	334 931
Unallocated revenues of the Group											38 676	5 780
Unallocated excess of the fair value of acquired net assets over the acquisition cost											-	-
Unallocated costs of the Group											(553 903)	(167 696)
Profit on the sale of all or part of shares of related parties											1 835	90
Profit from operations											2 917 738	173 105
Financial revenues											603 119	180 074
Financial expenses											(670 368)	(248 284)
Share in profit from investments accounted for under equity method	(325)	(42)	-	-	1 098	(117)	219 928	55 854			220 701	55 695
Profit before tax											3 071 190	160 590
Income tax expense											(665 407)	(84 445)
Net profit, including:											2 405 783	76 145
Minority interest											75 531	(70 309)
Net profit attributable to equity holders of the parent											2 330 252	146 454

The accompanying notes are an integral part of these condensed consolidated financial statements

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006	
Revenues												
Sales to external customers	33 520 927	8 604 128	5 003 059	1 911 261	1 747 013	514 017	813 528	295 116	-	-	41 084 527	11 324 522
Transactions with other segments	8 243 623	3 435 182	2 084 567	574 768	138 424	65 281	876 569	230 128	(11 343 183)	(4 305 359)	-	-
Settlement of hedging transactions			103 740	28 361							103 740	28 361
Total sales revenues	41 764 550	12 039 310	7 191 366	2 514 390	1 885 437	579 298	1 690 097	525 244	(11 343 183)	(4 305 359)	41 188 267	11 352 883
Total operating expenses	(38 518 411)	(11 495 661)	(6 460 484)	(2 399 843)	(1 758 857)	(476 981)	(1 710 174)	(563 176)	11 343 103	4 304 726	(37 104 823)	(10 632 935)
Other operating revenues	282 144	116 570	70 475	22 370	26 609	13 246	42 006	13 990			421 234	186 176
Other operating expenses	(504 389)	(256 652)	(92 039)	(26 719)	(4 311)	(2 212)	(119 066)	(86 899)			(719 805)	(372 482)
The excess of the fair value of acquired net assets over the acquisition price	753 141	(25 027)	934 112	41 191	136 755	12 819	249 713	(9 583)	(281 304)	(32 445)	1 792 417	(13 045)
Segment result	3 777 036	378 640	1 643 430	151 389	285 633	124 170	152 676	(120 424)	(281 384)	(33 078)	5 577 290	500 597
Unallocated revenues of the Group											14 120	6 815
Unallocated excess of the fair value of acquired net assets over the acquisition cost											102 520	14 293
Unallocated costs of the Group											(775 706)	(77 893)
Profit on the sale of all or part of shares of related parties											29 396	1
Profit from operations											4 947 620	443 813
Financial revenues											869 028	169 500
Financial expenses											(480 195)	(152 023)
Share in profit from investments accounted for under equity method	985	(18 293)	-	-	(7 477)	(95)	209 260	40 362			202 768	21 974
Profit before tax											5 339 221	483 264
Income tax expense											(701 445)	(83 909)
Net profit, including:											4 637 776	399 355
Minority interest											59 320	33 876
Net profit attributable to equity holders of the parent											4 578 456	365 479

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006	
Cost incurred to acquire property, plant and equipment and intangible assets	1 165 156	552 960	320 223	139 605	174 338	39 664	218 363	93 653	1 878 080	825 882
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									63 556	31 146
Total cost incurred to acquire property, plant and equipment and intangible assets									1 941 636	857 028
Segment depreciation	921 084	227 010	757 547	202 786	183 135	46 409	212 519	55 314	2 074 285	531 519
Depreciation of unallocated assets									29 098	8 268
Total depreciation									2 103 383	539 787
Non-cash expenses other than depreciation	131 779	15 047	305 632	232 950	4 509	465	32 777	1 462	474 697	249 924

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2005		ended 31 December 2005		ended 31 December 2005		ended 31 December 2005		ended 31 December 2005	
Cost incurred to acquire property, plant and equipment and intangible assets	995 443	381 544	386 544	130 484	294 766	60 926	158 726	67 479	1 835 479	640 433
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									42 444	12 070
Total cost incurred to acquire property, plant and equipment and intangible assets									1 877 923	652 503
Segment depreciation	846 528	192 794	486 860	288 032	196 275	50 007	216 636	78 930	1 746 299	609 763
Depreciation of unallocated assets									33 645	9 331
Total depreciation									1 779 944	619 094
Non-cash expenses other than depreciation	143 993	20 222	484	345	32 727	30 580	82 521	7 979	259 725	59 126

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006		ended 31 December 2006	
Additions of impairment allowances	(111 050)	(55 077)	(298 576)	(249 298)	(12 743)	(9 536)	(15 959)	(2 637)	(438 328)	(316 548)
Unallocated allowances									(14 576)	(1 890)
Total additions of impairment allowances									(452 904)	(318 438)
Reversal of impairment allowances	98 801	38 469	64 403	33 135	14 931	9 892	14 712	1 548	192 847	83 044
Unallocated reversal of impairment allowances									14 114	6 782
Total reversal of impairment allowances									206 961	89 826

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2005		ended 31 December 2005		ended 31 December 2005		ended 31 December 2005		ended 31 December 2005	
Additions of impairment allowances	(152 598)	(83 210)	(43 713)	(20 420)	(1 375)	(1 064)	(16 946)	(9 218)	(214 632)	(113 912)
Unallocated allowances									(5 938)	(5 654)
Total additions of impairment allowances									(220 570)	(119 566)
Reversal of impairment allowances	120 986	45 832	36 870	10 014	15 895	6 318	17 031	5 018	190 782	67 182
Unallocated reversal of impairment allowances									8 277	5 520
Total reversal of impairment allowances									199 059	72 702

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:

- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

Allowances made in the Refining Segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other operations segment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group's sales revenues by geographical segments for the twelve-month and three-month periods ended 31 December 2006 and 31 December 2005.

	Revenues from sale by geographical area			
	12 months	3 months	12 months	3 months
	ended 31 December 2006		ended 31 December 2005	
Poland	28 440 686	8 072 241	21 149 179	4 949 169
Germany	11 790 349	3 059 240	9 904 008	2 575 888
Czech Republic	7 209 880	1 655 159	6 719 902	2 644 172
Other countries	5 428 580	328 592	3 415 178	1 183 654
Total revenues from sale by geographical area	**52 869 495**	**13 115 232**	**41 188 267**	**11 352 883**

(all amounts in PLN thousand)

VII. CONTINGENT ASSETS AND LIABILITIES

1. Guarantees and sureties of PKN ORLEN Group in the period of 12 months ended on 31 December 2006

	31 December 2005	Increase/ Decrease	31 December 2006	Expiration of guarantee/ surety
guarantee of payment for the benefit of Lithuanian Bank in relation to mandatory trade offering for shares attributable to minority shareholders of Mazeikiu Group (released at 29 January 2007)	-	1 283 452	1 283 452	08.02.2007
guarantees issued by PKN ORLEN Group for the benefits of legal persons	44 530	41 736	86 266	24.12.2009
customs guarantees issued by Unipetrol a.s. and the Parent Company as collateral of settlements towards Customs Office	14 755	(9 923)	4 832	03.03.2008
collateral for factoring with recourse and for customers' liabilities related to the PayLink Card Agreement issued by ORLEN Oil Sp. z o.o. and ORLEN PetroTank Sp. z o.o.	14 607	(10 515)	4 092	30.09.2007
bid guarantees issued by PKN ORLEN Group for the benefit of legal persons	2 011	(1 092)	919	12.02.2007
guarantee issued by Anwil S.A. for the benefit of UHDE GmbH related to the change in chlorine production technology investment	3 926	(3 926)	-	09.08.2006
other*	2 211	694	2 905	31.12.2008
Total guarantees and sureties:	**82 040**	**1 300 426**	**1 382 466**	

* including guarantee of the loan for construction of a sewage-treatment plant for the city of Inowrocław in the amount of PLN 700 thousand as at 31 December 2005.

Contingent liabilities of Mazeikiu Group are presented in accordance with IFRS 3 „Business Combination" as balance sheet liabilities arose at the day of acquisition.

2. Other contingent liabilities of PKN ORLEN Group in the period of 12 months ended on 31 December 2006

	31 December 2005	Increases/ Decreases	31 December 2006
excise tax guarantees, including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of movements of harmonized excise goods kept on warehouse under the excise tax suspension procedure)*	966 379	94 305	1 060 684
letter of credits	14 491	27 591	42 082
legal cases related to real estates with undefined legal status	15 518	7 635	23 153
anti trust proceeding of the Office for Competition and Consumers' Protection in respect of setting the price formula of anti-freeze engine coolant and glycol (detailed information in note VI 3.6.)	-	14 000	14 000
legal cases	24 174	(14 176)	9 998
Total other contingent liabilities:	**1 020 562**	**129 355**	**1 149 917**
Total contingent liabilities (guarantees and sureties and other contingent liabilities)	**1 102 602**	**1 429 781**	**2 532 383**

* including as at 31 December 2006 excise tax guarantee of PKN Orlen S.A. in the amount of PLN 854,235 thousand related to products in production plant in Plock, tax warehouses and warehouse-bases (owned and belonging to third parties) as well as bank guarantees of PKN ORLEN S.A. in the amount of 103,000 thousand submitted on behalf of Operator Logistyczny Paliw Płynnych (former NAFTOBAZY Sp. z o.o.) as excise tax guarantees.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

3. Information concerning significant proceedings in front of court, body appropriate for arbitration proceedings or in front of public administration bodies and on other risks of the Parent Company and its subsidiaries

3.1. Excise tax contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków instituted tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0% rate.
On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of settling the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.
On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined the Company's appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.
On 28 July 2005 the Head of the Customs Office, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary opinions confirming correctness of the applied classification of goods taxable with 0% rate, which according to the Management Board guarantees a positive outcome of the proceedings.
On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended the decision in respect of setting the excise tax liability for the period of May-August 2004 at about PLN 100 million. On 14 November 2005 the Head of the Customs Office in Kraków had refused to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by the company for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0%. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.
On 30 December 2005 the Head of the Customs Office in Kraków issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court against the decision of the Head of the Customs Office in Kraków together with a motion to suspend execution of the decision. The complaint and a motion to suspend execution of the decision were submitted to the Woivodship Administrative Court in Kraków on 3 February 2006.
On 14 February 2006 the Head of Customs Office in Kraków issued a decision on suspending execution of the decision until the case is decided by Woivodship Administrative Court.
Until the present moment the case regarding company's excise tax liability is in progress in front of Woivodship Administrative Court and the outcome is unknown.
The Management Board, based on the opinions of research institutes and recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is high probability of positive outcome, based on the evidence and arguments raised by the Company. As a result the Company did not create a provision related to the case in the financial statement for the period ended 31 December 2006.

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. On 30 November 2006 the Company received a control protocol related to the above period. On 14 December 2006 the Plenipotentiary of the Company raised reservations to the content of the protocol. The reservations regarded formal faults related to the protocol as well as to control proceedings. On 28 December 2006 the Head of Tax Control Office submitted the response to reservations raised by the Plenipotentiary of the Company.
Termination date of control proceedings was extended to 31 March 2007.

On 12 May 2006 the Company received a decision of the Head of Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of value added tax and excise tax for the period 1 January 2004 – 30 April 2004. On 15 January 2007 the Plenipotentiary of the Company received a control protocol related to the above described period. On 29 January 2007 the Plenipotentiary of Company raised reservations and considerations to this protocol which included, among

(all amounts in PLN thousand)

other matters, lack of legal basis for the control proceedings related to the specified period in conjunction with the decision of the Head of Customs Office in Kraków dated 17 September 2004 that waived the proceedings on determination of excise tax liability for January, February and March 2004 due to lack of legal substance. In addition the Plenipotentiary raised reservations in respect of lack of legal opinion on the matter subject to control in the control protocol. Until the date these statements were authorized for issue, the response of the tax authorities has not yet been known.
Termination date of control proceedings was extended to 31 March 2007.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known.

On 22 October 2006 the Plenipotentiary of the Company received a decision of the Head of the Tax Office in Małopolska regarding institution of control proceedings with respect to excise tax liability for the period of January, February and April – August 2005.

On 10 January 2007 the Plenipotentiary of the Company received a decision of the Head of the Tax Office in Kraków regarding institution of control proceedings with respect to value added tax liability for the period of November-December 2004.
As at the date of preparation of these financial statements, the final outcome of the above control proceedings are not yet known.
Net consolidated assets of Rafineria Trzebinia amounted to PLN 459,962 thousand as at 31 December 2006. The share of PKN ORLEN in total voting rights at the General Meeting of Shareholders of Rafineria Trzebinia amounted to 77.15%.

3.2. The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel fuels while on one hand effective 1 May 2004 Poland has become a member of the European Union whereas on the other hand no decrees of the Minister of Economy in respect of quality requirements for biofules were available.
On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A. On 26 September 2006 the Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the Court of Competition and Consumer Protection, District Court in Warsaw, against the decision of the Chairman of the Energy Regulatory Office. The appeal regarded complete waiver of the decision. Unless waived, the Management Board of Rafineria Trzebinia appealed that the decision was changed in respect of the merit by waiver of the proceedings in front of the Chairman of the Energy Regulatory Office due lack of legal substance as Rafineria Trzebinia S.A. violated neither laws nor the concession obligations. The motion submitted by Rafineria Trzebinia included also a prejudicial query to the Court of Justice of the European Communities in Luxembourg via the Competition and Consumers Protection Court, regarding the application of the acquis communautaire based on article 234 of the ECT. The query was as follows: "Was Rafineria Trzebinia – a business entity registered in the Republic of Poland – entitled in 2006 to production of biofuels with a 20% fraction of biocontent in line with the standard EN 14214 and trade in biofuels in the Republic of Poland and other countries of the European Union, in accordance with the law of European Communities, in particular in accordance with the Directive 2003/30/EC of the European Parliament and of the Council on the promotion of the use of biofuels or other renewable fuels for transport, whereas the Republic of Poland did not implement the provisions of the above stated Directive within the period specified in the Directive?". On 6 December 2006 the Chairman of the Energy Regulatory Office submitted a response to the appeal, claiming waiver of the appeal as it identified no basis to change the decision in respect of the fine. Among other matters, the Chairman of the Energy Regulatory Office stated that the violation of the acquis communautaire as described by Rafineria Trzebinia S.A. did not occur as the fine was imposed on the Company in relation to trade of fuels not meeting quality standards defined in the decree dated 19 October 2005 in the Republic of Poland, and in conjunction with this case the decision was effective solely in the Republic of Poland and consequently it could not violate acquis communautaire. In accordance with article 130 § 2 of Administrative Proceedings Code the payment of the fine is suspended until the appeal is resolved.
Until the date of preparation of the foregoing condensed consolidated financial statements the date of the seating in front of District Court in Warsaw has not been set.

(all amounts in PLN thousand)

3.3. Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement dated 20 December 2002, Tankpol Sp. z o.o. ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in exchange for receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict, on 27 June 2005 PKN ORLEN submitted its response to the appeal. The Court of Appeals in Warsaw had declared that the Tankpol's appeal was recognized on 21 March 2006. The Court of Appeals postponed pronouncing the judgment till 31 March 2006. On 31 March 2006 the Court of Appeals changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals declared that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. According to verbal justification of the verdict, the Court of Appeals is convinced that PKN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals was legally binding and feasible, however both parties were entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.
On 14 December 2006 the Supreme Court declared that it submitted the case for further examination to the Court of Appeals in Warsaw. According to justification of the verdict by Supreme Court, valuation of shares presented by Tankpol as at 30 June 2003 should be taken into consideration as it was a valuation as of 30 June 2003 and it has been authorized by a chartered accountant. The next seating of the Court of Appeals is scheduled for 6 March 2007.

3.4 Disposal of shares in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,500 thousand and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the agreement dated 8 June 2000 regulating the cooperation between shareholders of NOM.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce ("PCC") in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.
On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court is unfavorable for PKN ORLEN. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable were changed. The Company provided an allowance for the receivable in the amount of PLN 111,500 thousand presented in the financial statements for the year 2004.
On 20 May 2005 the Company issued a complaint to the District Court in Warsaw regarding waiving of the above verdict of the Court of Arbitration together with a motion to suspend execution of the verdict. On 26 June 2005 the District Court issued a decision to dismiss the motion to suspend execution.
On 6 April 2006 the District Court in Warsaw, XX Commercial Department, issued a verdict in respect of PKN ORLEN's complaint against the verdict of Court of Arbitration of the Polish Chamber of Commerce in Warsaw, dated 14 April 2005, in the case against PSE S.A. regarding sale of shares in NOM. The District Court dismissed PKN ORLEN's complaint and adjudged the return of proceeding's expenses of PLN 7 thousand for the benefit of PSE.
The attorney of PKN ORLEN in the described case has issued a motion in respect of preparation and submission of justification of the verdict. On 27 April 2006 PKN's attorney received the justification of a verdict from the District Court. Upon analysis of the justification, PKN decided not to appeal against the verdict. The verdict is legally binding.

On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111,500 thousand.
On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.
On 15 September 2005 PKN ORLEN filed at the Court of Arbitration of PCC in Warsaw a suit for adjudication of the contractual penalty of PLN 33,453 thousand. On 7 August 2006 PKN ORLEN changed the suit by the letter submitted to the Court of Arbitration of PCC, demanding contractual penalty of PLN 111,511 thousand with interest.
According to the declaration of the Court of Arbitration of 7 December 2005, PKN ORLEN submitted a letter with motions of evidence and the statement regarding eventual suspension of the proceedings. PKN ORLEN's attorney received analogous letter from PSE. On the seatings dated 31 August 2006 and 1 September 2006 the Court of Arbitration acquainted with testimonies of both parties' witnesses.
On the following seatings dated 29 November 2006 and 14 December 2006 The Court acquainted with testimonies of both parties' witnesses (I. Nawrocki, M.Wojna, J. Kowalczyk, J. Strzelecki). On the seating dated 14 December 2006

(all amounts in PLN thousand)

the Court obliged both sides to prepare and submit letters with recapitulation of stands. The letter was submitted by PKN ORLEN.

As of 31 December 2006, shares in NOM were presented in the foregoing consolidated financial statements as investments in associates in the net amount of PLN 18 million, after recognition of an impairment of shares allowance based on independent expert's valuation.

3.5 Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.
As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.
The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided. The amount of claim is updated by amount of interests.

On 3 August 2005 a complaint was filed against the above decision of stay of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision of stay of proceedings. The above described proceedings have not yet been ended. According to the decision of the Polish Constitutional Tribunal issued on 25 October 2006, suspended proceedings may again be opened.

The next seating of the Court, where PKN ORLEN S.A. is an outside intervener, was scheduled for 8 March 2007.

3.6 Anti-trust proceedings

As at the date of the preparation of the report, the Company is a party in two anti-trust proceedings.

Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") from 21 March 2005, an anti-trust proceedings were started in connection with an allegation that Polski Koncern Naftowy ORLEN S.A. in Płock concluded an agreement with the Grupa Lotos S.A. in Gdańsk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP.
The proceedings to take evidence are pending. They have been prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to relative decisions that were issued in this respect by the Chairman of OCCP and which were sued at the Consumer and Competition Court by Grupa Lotos S.A. On 22 February 2006 the proxy of PKN ORLEN S.A. filed complaint against the decision of Chairman of OCCP refusing taking into account one of the PKN ORLEN's motions concerning limitation of access rights to evidence by Grupa Lotos S.A. On 14 April 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 31 May 2006, and subsequently until 31 August 2006. As at the date of preparation of these financial statements the proceedings were not finalized. The decision on prolongation of the proceedings was also not delivered.
By virtue of the actual course of the proceedings, limited to court verification of decisions issued by the Chairman of OCCP, it is difficult to assess the risk that PKN ORLEN S.A. may be fined. However, in the light of lack of evidence that would indicate concluding of prohibited agreement, the Company assesses risk of fine as low.

On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of OCCP. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 due to this fact the provision was fully reversed in PKN ORLEN. On 4

(all amounts in PLN thousand)

October 2001 OCCP submitted an annulment to the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the District Court dated 13 August 2001.
The case was conducted again by the District Court in Warsaw, the Consumer and Competition Court (former Anti-Trust Court), which at the seating on 21 July 2004 pronounced the judgment again revoking the appealed decision of OCCP.
Due to the received letter, PKN ORLEN S.A. answered the questions of OCCP on 11 April 2005. Simultaneously OCCP approved prolongation of the period for responding to queries up to 6 May 2005 concerning determining the proper geographical market of monoethylene glycol. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 14 March 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 30 April 2006 due to necessary completion of evidence from proceedings. On 31 July 2006 the Company was informed of the prolongation of the anti-trust proceedings until 31 August 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP concerning conclusion of proceedings to take evidence was received. PKN ORLEN S.A. was given a fourteen-days period to get acquainted with the evidence gathered. On 3 November 2006, after getting acquainted with all gathered evidence, the Company submitted a motion to discontinue the proceedings or to issue a decision stating that no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of the Anti-trust Act occurred. The decision dated 29 December 2006 no. RWA-48/2006 was received on 16 January 2007. The Chairman of the Office for Competition and Consumers' Protection decided that PKN ORLEN violated laws by limiting competition and abusing dominant position on the domestic monoethylene glycols market. The violation regarded acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of anti-freeze engine coolant Petrygo. The setting was acknowledged as inadequate to increase in price of monoethylene glycol (basis raw material for this coolant). The Chairman of OCCP ordered to abandon the practice and imposed a penalty in the amount of PLN 14,000 thousand.
PKN ORLEN filed a cancellation to this decision to the District Court in Warsaw, Consumer and Competition Court.

The financial statements do not include provisions related to the above proceedings as in the view of the Management Board of PKN ORLEN S.A., upon receipt of independent legal opinions, a risk that the Company is charged with a fine is remote. However due to the actual status of proceedings related to PETRYGO the financial statement include contingent liability in the amount of PLN 14,000 thousand.

3.7 Investment relief

In accordance with tax regulations, in force in previous years, Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:

- investment expenditures incurred in a given tax year (investment relief)
- 50% of the previous year's investment relief (investment premium).

During the period 2002-2003 Group companies reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2002	14 234	49 222
2003	-	6 923
Total	**14 234**	**56 145**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group companies do not identify a risk that its right to the deductions might be denied by the tax authorities. The Group companies do not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.

As at the date of preparation of these financial statements Unipetrol Group companies have utilized PLN 40,451 thousand of investment relieves.
As at the date of preparation of these financial statements Mazeikiu Group companies have utilized PLN 54,276 thousand of investment relieves.

(all amounts in PLN thousand)

3.8 Agreements for disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the former Management Board of PKN ORLEN concluded agreements with Agrofert Holding a.s. and ConocoPhilips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.
In 2005, the present Management Board, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.
Agrofert Holding a.s. agreed that PKN ORLEN S.A. disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500 with interests. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN ORLEN has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s. and ALIACHEM a.s. shares.

On 9 May 2006 the Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interests. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interests.
The amount claimed by Agrofert Holding a.s. in a third law suit is currently analyzed by the Company's legal advisors.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a fourth law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of compensation of loss related to unfair competition, illegal violation of reputation of Agrofert Holding a.s.
The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) with interests. The amount claimed by Agrofert Holding a.s. is currently analyzed by the Company's legal advisors.

As at the date of preparation of these financial statements, the parties are conducting mediations aimed at amicable settlement of the dispute in respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. The Management Board of the Company hopes that, as a consequence of series of mediation meetings, the Company and ConocoPhillips will soon finalize the mediation process with favorable outcome to both parties.

The foregoing financial statements include the provision to cover the potential negative financial effects related to execution of the agreements.

3.9 Agreements with DEZA a.s.

In August and September 2005 Unipetrol a.s. received letters from Deza a.s., requesting execution of the agreements regarding sale of shares in Agrobohemie a.s. and Aliachem a.s. (presently Synthesia a.s.) Unipetrol a.s. and Deza a.s. each own 50% shares in Agrobohemie a.s. The shareholder structure in Synthesia a.s. is as follows: Agrobohemie a.s. owns 55.01% shares, Unipetrol a.s. – 38.79% and Deza a.s. – 4.67%. The remainder of 1.53% is owned by minority shareholders of Synthesia a.s.
Letters received from Deza regarded the agreements for future payable assignment of shares, concluded between Unipetrol a.s. and Deza a.s. in relation to shares in Agrobohemie a.s. and Synthesia a.s. on 12 October 2000 and 15 August 2001, respectively. The Management Board of Unipetrol a.s., having thoroughly analyzed concluded agreements and received letters, has determined that these documents contain vital legal faults as well as are incompliant with best market practice. In conjunction with this fact the Management Board of Unipetrol a.s. has proposed that Deza a.s. modified the transaction documents in order to ensure its compliance with binding Czech law as well as market standards and practices. In spite of endeavors of Unipetrol a.s., Deza a.s. has rejected proposals of the Management Board of Unipetrol a.s. and on 26 January 2006 it issued a law suit in respect of settlement of

PKN ORLEN SA
SEC File
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(all amounts in PLN thousand)

contractual penalties arguing that it had been a breach of the agreements by Unipetrol a.s. by failure to execute the assignment of shares. In accordance with the above mentioned agreements, Deza a.s. has calculated the amount of the penalty in the amount of CZK 1.5 million per day. On 22 August 2006 Deza a.s. issued a law suit in respect of execution of the agreements concerning assignment of shares and a law suit in respect of damages arguing in both cases that it had been a breach of the agreements by Unipetrol a.s. by failure to execute the assignment of shares. In the second half of 2006 Unipetrol a.s. and Deza a.s. commenced negotiations in order to achieve potential compromise in both cases aside court proceedings. Until the date of preparation of these consolidated financial statements the negotiations have not been finished and no agreement has been signed related to this cases. In spite of endeavors of Unipetrol a.s. related to conclusion of an agreement acceptable by both parties, probability of concluding of such an agreement is difficult to predict.
In relation to the fact that no compromise agreement has been signed between Unipetrol a.s. and Deza a.s., it may be suspected that the court proceedings presently in progress will be continued. The completion date for these proceedings as well as final decisions related to nullity of agreements, payment of contractual penalties or indemnities for the benefit of Deza a.s. are difficult to be defined. Court proceedings in the Czech Republic usually last a few years depending on circumstances.
In addition, Unipetrol a.s. has currently no access to any business information connected with future development of Agrobohemie a,s. and Synthesia a.s. and is unable to manage, control or influence the financial and operating standing of both entities due to the fact that they are controlled by Deza a.s. The feasibility of sale of shares by Unipetrol a.s. to any third party entities is limited in this situation.
The above described circumstances may have significant negative impact on value of shares of Unipetrol a.s. in Agrobohemie a.s. and Synthesia a.s. By virtue of uncertainties in relation to future outcome of court proceedings as well as due to difficulties in determination of the fair value of shares, neither impairment allowance in respect of the value of shares was recognized nor was provision for contractual penalties created in the financial statements.

Due to loss of significant influence of Unipetrol Group on associated companies: Synthesia a.s., Agrobohemie a.s. as of 30 September 2005, these assets were accounted for using the equity method and included in the consolidated balance sheet of Unipetrol a.s. as at 31 December 2006 as long-term financial investments of PLN 508,995 thousand (translated from CZK by exchange rate dated 31 December 2006).

(all amounts in PLN thousand)

VIII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 OCTOBER 2006 TO THE DATE OF PREPARATION OF THIS REPORT, PRESENTED IN THE REGULATORY ANNOUNCEMENTS

1. Hydrocracking installation standstill in PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 61/2006 that on 13 October 2006 it stopped its Hydrocracking installation in order to replace worn elements. The shut down of the unit had been scheduled for approximately 12 days until the replacements were complete and final tests carried out. It meant that the facility's overhaul would be performed within a very fast pace, given that the standard period for such work is normally around 18 days.
Due to the necessary Hydrocracking installation standstill, PKN ORLEN had prepared a precise overhaul work-schedule together with different scenarios for the operations of other units.
PKN ORLEN S.A. ensured that the standstill would not adversely affect product supplies from PKN ORLEN S.A. The Company had arranged for imports of additional fuel volumes, which would completely offset any drop in production as a result of the Hydrocracking installation shut down. Petrol stations and wholesale contracts supplies were fulfilled without interruption.

PKN ORLEN S.A. assessed on 16 October 2006 that the Hydrocracking installation shut down would reduce the PKN ORLEN S.A. unconsolidated profit from operations for the fourth quarter 2006 by PLN 56 million.

PKN ORLEN S.A. informed in its regulatory announcement no. 64/2006 that on 23 October 2006 it resumed the operation of its Hydrocracking installation in Plock, after a 10 day shutdown. The shutdown of the unit started on 13 October 2006 and was completed in 10 days, two days earlier than previously planned.

Due to reduction of the Hydrocracking installation standstill period PKN ORLEN S.A. verified its previous estimates and stated that the Hydrocracking installation standstill reduced PKN ORLEN's unconsolidated profit from operations for the fourth quarter 2006 by PLN 49 million. The impact of the Hydrocracking installation shutdown was 12.5% lower than previously assessed.

2. Purchase of shares in ETYLOBENZEN Plock Sp. z o.o. by PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 62/2006 that on 16 October 2006 it signed a contract of partnership under the name ETYLOBENZEN Plock Sp. z o. o. with Firma Chemiczna "DWORY" S.A., seated in Oswiecim.
The share capital of ETYLOBENZEN Plock Sp. z o.o. amounts to PLN 12,000 thousand and is divided into 1,200 equal and indivisible shares with a nominal value of PLN 10 thousand each.
PKN ORLEN S.A. established 612 shares in ETYLOBENZEN Plock Sp. z o.o., representing 51% of the share capital of ETYLOBENZEN Plock Sp. z o.o. and 51% of the total number of votes at the general shareholders' meeting of ETYLOBENZEN Plock Sp. z o.o., for the total price of PLN 6,120 thousand. The established shares in ETYLOBENZEN Plock Sp. z o.o. were covered by PKN ORLEN S.A. in form of cash contribution of PLN 5,850 thousand and non-cash contribution in kind of PLN 270 thousand. The book value of the purchased shares in the PKN ORLEN S.A. books is equal to the purchase price.
Shares purchased by PKN ORLEN were paid from the issuer's own resources.
There are two persons in the Management Board of ETYLOBENZEN Plock Sp. z o.o.: President of the Management Board and Member of the Management Board. The President of the Management Board is an employee of PKN ORLEN S.A.
The operations of ETYLOBENZEN Plock Sp. z o.o. comprise production and sales of organic chemicals.

3. Changes in the Management Board of PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 63/2006 that on 17 October 2006 the Supervisory Board of PKN ORLEN S.A. appointed Mr. Piotr Kownacki to the position of Vice President of the PKN ORLEN Management Board beginning from 23 October 2006.

4. Approval of the terms and conditions of the share purchase agreement for the sale of Spolana a.s. shares by the Supervisory Board and the Management Board of Unipetrol a.s.

PKN ORLEN S.A. informed in its regulatory announcement no. 65/2006 that on 26 October 2006 the Supervisory Board and the Management Board of Unipetrol a.s. approved the terms and conditions of the share purchase agreement for the sale of 81.78 % of the shares of the Unipetrol a.s. subsidiary - Spolana a.s., seated in Neratovice, Czech Republic ("Share Purchase Agreement"). The agreement was concluded between Unipetrol a.s., as seller, and Zaklady Azotowe Anwil S.A., seated in Wloclawek, as purchaser.
The terms and conditions of the Share Purchase Agreement were also approved by the relevant corporate bodies of Zaklady Azotowe Anwil S.A.

(all amounts in PLN thousand)

5. Conclusion of the share purchase agreement for the sale of Spolana a.s. shares between Unipetrol a.s. and Zaklady Azotowe Anwil S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 66/2006 that on 27 October 2006 Unipetrol a.s., seated in Prague, Czech Republic ("Unipetrol"), as seller, and Zaklady Azotowe Anwil S.A., seated in Wloclawek, Poland ("Anwil"), as purchaser, signed the share purchase agreement ("Share Purchase Agreement") for the sale of 1,500 ordinary shares of series "A" and 6,090,941 ordinary shares of series "B" of Spolana a.s. ("Purchased Shares"), seated in Neratovice, Czech Republic ("Spolana").
The Purchased Shares represent 81.78% of the share capital of Spolana with a nominal value of CZK 11,600 per each share of series "A" (i.e. approximately PLN 1,588.04 based on CZK/PLN average exchange rates as of 26 October 2006, announced by the National Bank of Poland) and CZK 116 per each share of series "B" (i.e. approximately PLN 15.88 based on CZK/PLN average exchange rates as of 26 October 2006, announced by the National Bank of Poland) and represent 81.78% of total number of votes at the General Shareholders' Meeting of Spolana. As of 25 October 2006 the book value of purchased shares in Unipetrol books amounted to CZK 986 million (i.e. approximately PLN 135 million based on CZK/PLN average exchange rates as of 26 October 2006, announced by the National Bank of Poland).

The total price for the Purchased Shares amounts to CZK 640,382,956 (i.e. approximately PLN 87,668,427 based on CZK/PLN average exchanges rates as of 26 October 2006, announced by the National Bank of Poland) and will be covered by Anwil in the form of cash contribution from its own financial resources.

Under the Share Purchase Agreement, Anwil is obliged to undertake financial restructuring of Spolana via satisfaction in full of debt owed by Spolana to Unipetrol amounting to CZK 660 million as of 25 October 2006 (i.e. approximately PLN 90 million based on CZK/PLN average exchange rate as of 26 October 2006, announced by the National Bank of Poland).

The purchase price may be subject to the price adjustment on the occurrence of any of the following conditions:
-if environmental guarantee provided by the National Property Fund of the Czech Republic (now, the Czech Republic through the Ministry of Finance) is not sufficient for compensation of costs of the environmental damage, and all necessary steps taken by Anwil and Spolana for obtaining additional funds within old amalgam electrolysis project prove unsuccessful - Unipetrol will be obliged to financially indemnify Anwil up to 40 % of the Purchased Shares price, or
- if there will be other potential obstacles in Spolana future operation – Unipetrol will be obligated to financially indemnify Anwil up to 1-3 % of the Purchased Shares price.

6. Purchase of Spolana a.s. shares by Zaklady Azotowe Anwil S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 72/2006 that on 13 November 2006 a subsidiary of PKN ORLEN S.A. - Zakłady Azotowe Anwil S.A. ("Anwil") purchased 1,500 ordinary shares of series A and 6,090,941 ordinary shares of series B of Spolana a.s. („Purchased Shares").
The shares purchase was realized on the basis of the shares purchase agreement („The Shares Purchase Agreement") concluded on 27 October 2006 between Anwil and a subsidiary of PKN ORLEN S.A. – Unipetrol a.s. The share purchase was realized by recording of these shares as of 13 November 2006 on the stock account of Anwil as the result of settlement of the over-the-counter market transactions in the Czech Republic.
The Purchased Shares represent 81.78% of the share capital of Spolana a.s., with a nominal value of CZK 11,600 per each share of series "A" (i.e. approximately PLN 1,577.6 based on CZK/PLN average exchange rates as of 13 November 2006, announced by the National Bank of Poland) and CZK 116 per each share of series "B" (i.e. approximately PLN 15.78 based on CZK/PLN average exchange rates as of 13 November 2006, announced by the National Bank of Poland) and represent 81.78% of total number of votes at the General Shareholders' Meeting of Spolana a.s. The book value of the Purchased Shares in Anwil books accounted for PLN 89,381 thousand as of 13 November 2006.
Total price for the Purchased Shares amounted to CZK 640,382,956 (i.e. approximately PLN 87,092,082 based on CZK/PLN average exchange rates as of 13 November 2006, announced by the National Bank of Poland) and was covered by Anwil in the form of a cash contribution from its own financial resources.

7. The European Commission's clearance for the acquisition of a controlling stake in AB Mazeikiu Nafta by PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no 68/2006, that on 7 November 2006 it has obtained the European Commission clearance for the acquisition of controlling stake in AB Mazeikiu Nafta ("Mazeikiu"). The receipt of the consent of the European Commission constitutes the satisfaction of one of the suspending clauses related to the PKN ORLEN S.A. acquisition of the shares in Mazeikiu pursuant to the Share Purchase and Sale Agreement dated 26 May 2006 (the "Sale Agreement") between PKN ORLEN S.A. and Yukos International UK B.V. ("Yukos International").

(all amounts in PLN thousand)

PKN ORLEN and Yukos International agreed that the purchase by PKN ORLEN S.A. of Yukos International's 53.7% stake in Mazeikiu will be completed no later than on 28 February 2007, subject to the satisfaction or waiver of all suspending clauses set forth in the Sale Agreement. PKN ORLEN S.A. intended to close the transaction as soon as possible. Yukos International agreed to cooperate with PKN ORLEN S.A. to close as of an earlier date, if requested.

8. Signing of loan agreements enabling the acquisition of AB Mazeikiu Nafta

PKN ORLEN S.A. informed in its regulatory announcement no. 76/2006 that on 29 November 2006 it signed two loan agreements with the total amount of EUR 1.6 billion (i.e. approximately PLN 6,117,600,000 based on EUR/PLN average exchange rates as of 29 November 2006, announced by the National Bank of Poland) enabling the acquisition of the Lithuanian company AB Mazeikiu Nafta ("Agreements").
One of the Agreements concerns a five-year Revolving Credit in the amount of EUR 800 million (i.e. approximately PLN 3,058,800,000 based on EUR/PLN average exchange rates as of 29 November 2006, announced by the National Bank of Poland), ("Revolving Credit"), whereas the second one concerns a Bridge Credit facility in the amount of EUR 800 million with the maturity date up to 12 months ("Bridge Credit").
The Agreements, together with PKN ORLEN's own cash resources as well as available credit lines, will provide the Company with financial resources for purchase of AB Mazeikiu Nafta shares, which is the subject to the agreements signed by PKN ORLEN S.A. with the Government of the Republic of Lithuania and Yukos International B.V. (see also regulatory announcement no 33/2006 dated 26 May 2006 and regulatory announcement no 37/2006 dated 9 June 2006).
The Revolving Credit agreement was signed by PKN ORLEN S.A. with a consortium of eight Polish and foreign banks, including: ABN AMRO Bank N.V., Bank Handlowy w Warszawie S.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., BNP Paribas, ING Bank N.V. / ING Bank Slaski S.A., KBC BANK NV /Kredyt Bank S.A., Societe Generale S.A. Division in Poland and UniCredit Group.
The Bridge Credit agreement was signed by PKN ORLEN S.A. with a consortium of six Polish and foreign banks, including: ABN AMRO Bank N.V., Bank Handlowy w Warszawie S.A., BNP Paribas, ING Bank N.V. / ING Bank Slaski S.A., Societe Generale S.A. Division in Poland and UniCredit Group.
Obtained financial structure will enable PKN ORLEN S.A. to maintain attractive costs of financing and at the same time it will facilitate the issue of Eurobonds planned for 2007. By the Eurobonds issue PKN ORLEN S.A. is going to obtain minimum EUR 800 million for the Bridge Credit repayment. On 28 November 2006 PKN ORLEN S.A. signed the order to prepare the Eurobonds issue. It was signed with the same consortium of banks as in the case of the Bridge Credit.
The Revolving Credit has two options of the prolongation of the contractual period by a year.
The total amount of the obtained financial resources will also provide financing for further projects planned within AB Mazeikiu Nafta acquisition i.e. the purchase of shares owned by minority shareholders of AB Mazeikiu Nafta in response to mandatory tender offer announced by PKN ORLEN S.A. as well as the potential acquisition by PKN ORLEN S.A. of 70,750,000 shares of AB Mazeikiu Nafta held by the Government of the Republic of Lithuania, representing approximately 10% of the share capital of AB Mazeikiu Nafta.

9. The process regarding the purchase of AB Mazeikiu Nafta shares

PKN ORLEN S.A., having in respect the transparency of communication and equal access to the information, presented in its regulatory announcement no. 79/2006 a speech of the President of the Management Board, Mr. Igor Chalupec, about the process of purchase of AB Mazeikiu Nafta shares, in the part provided to participants of the Extraordinary General Shareholders' Meeting of PKN ORLEN S.A. as complementary materials. The full text of the speech was presented to the Shareholders during the Extraordinary General Shareholders' Meeting of PKN ORLEN S.A. dated 30 November 2006 and is available on PKN ORLEN S.A. website (www.orlen.pl).

"Following the information included in the document presented to the Extraordinary General Shareholders' Meeting, some recent events should be highlighted.
PKN ORLEN S.A. has received the reports from the third phase of the due diligence process in AB Mazeikiu Nafta, prepared by PKN ORLEN advisors based on the information obtained after signing of the Sale and Purchase Agreements of AB Mazeikiu Nafta shares with Yukos International and the Government of the Republic of Lithuania.
Taking into account the conclusions presented in advisors reports as well as recommendations resulting from the updated AB Mazeikiu Nafta valuation, the Concern assesses closing of the transaction as legitimate. It is however important to point out, that we have not became familiar so far with the results of the commission of the Government of the Republic of Lithuania which had been investigating the reasons and effects of the fire. PKN ORLEN advisors will continue the examination of AB Mazeikiu Nafta situation in terms of material information that could have effect on the conclusions from AB Mazeikiu Nafta due diligence reports until the day of closing of the transaction.
On 24 November 2006, after the resignation of four Members of the Management Board of Mazeikiu Nafta, the Supervisory Board of the Company appointed to its Management Board Mr. Daniel Feldman the Director of the "Big Sky Energy Corp.", Mr. Paul Nelson English, General Director of Mazeiku Nafta and two representatives of PKN ORLEN: Mr. Dariusz Formela, Executive Director (responsible for Organizational Issues) and Mr. Krystian Pater, Executive Director (responsible for Refining Production). The appointment of the representatives of PKN ORLEN to the Mazeikiu Nafta Management Board by Yukos International was carried out to secure the Company's value

(all amounts in PLN thousand)

through the continuation of performance of all Mazeikiu Nafta corporate bodies and efficient preparation to the closing of the purchase of Mazeikiu Nafta by PKN ORLEN by all parties of the agreement.
On 29 November 2006 PKN ORLEN signed with a consortium of eight Polish and foreign banks loan agreements for financing of acquisition of Mazeikiu Nafta shares for the total amount of EUR 1.6 billion. Continuing, PKN ORLEN will still tend towards the settlement of the transaction by undertaking the following activities:

1) Negotiating with Yukos International the wording of the agreement of the reserved account on which part of the payment for the Mazeikiu Nafta shares will be deposited in order to secure the potential claims of PKN ORLEN towards Yukos International.
2) Preparing the corporate documents necessary to take over the operational control over Mazeikiu Nafta.
3) Making final, technical arrangements with the bank involved in closing of the transaction i.e. preparing instructions of shares and payment transfers.
4) Ensuring that distribution of cash obtained by Yukos International from PKN ORLEN for sales of Mazeikiu Nafta shares will be in line with the legal decision of the Bankruptcy Court in New York dated 26 May 2006.

In connection with planned take over of control over Mazeikiu Nafta, PKN ORLEN prepares itself at the same time to integration with the Mazeikiu Nafta and implementation of the value growth program."

10. Order of payment for AB Mazeikiu Nafta shares made by PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 83/2006 that on 14 December 2006 PKN ORLEN S.A. and Yukos International UK B.V. ("Yukos International"), seated in the Netherlands, signed in a brokerage house in Vilnius irrevocable orders concerning transfers of 379,918,411 shares of AB Mazeikiu Nafta ("Mazeikiu Nafta") from Yukos International to the account of PKN ORLEN S.A. as well as transfers of payment for Mazekiu Nafta shares of USD 1,492,000 thousand (i.e. approximately PLN 4,272,938,800 based on the USD/PLN average exchange rates as of 14 December 2006, announced by the National Bank of Poland) from PKN ORLEN to the account of Yukos International. The settlement of the transaction was made through the Vilnius Stock Exchange on 15 December 2006.

On 26 May 2006, PKN ORLEN S.A. as a buyer, and Yukos International as a seller, concluded share purchase and sale agreement ("the Agreement") related to the purchase by PKN ORLEN S.A. of a 53.7022% stake in the share capital of Mazeikiu Nafta (stake equals to 379,918,411 Mazeikiu ordinary shares with a nominal value of LTL 1 per share, i.e. approximately PLN 1.1 based on the LTL/PLN average exchange rates as of 14 December 2006, announced by the National Bank of Poland).

The transaction closing orders took place after the fulfilment /renouncement by both PKN ORLEN S.A. and Yukos International of all suspending clauses determined in the Agreement.
The execution of the Agreement depended on the fulfilment of certain suspending clauses, i.e. (a) the receipt of all permissions, including the European Commission's concentration clearance, and (b) the withdrawal by the Government of the Republic of Lithuania from its buying preferences regarding the shares being purchased by PKN ORLEN S.A. from Yukos International.
The significant suspending clauses had been presented in the regulatory announcement no. 33/2006 dated 26 May 2006 and in the regulatory announcement no. 49/2006 dated 4 August 2006.

On the Extraordinary General Shareholders' Meeting of Mazeikiu Nafta dated 14 December 2006, six new members of the Supervisory Board of Mazeikiu Nafta were appointed by PKN ORLEN S.A.: Mr. Marek Moroz, Mr. Czeslaw Bugaj, Mr. Marcin Wasilewski, Mr. Piotr Kearney, Mr. Wojciech Wroblewski and Mr. Rafal Zwierz. The Supervisory Board of Mazeikiu Nafta appointed from its Members Mr. Marek Moroz to the position of the Chairman of the Supervisory Board. At present, the Supervisory Board of Mazeikiu Nafta consists of nine Members.

According to the resolutions of the Shareholders Agreement dated 9 June 2006, signed by PKN ORLEN S.A. and the Government of the Republic of Lithuania, which came into force on 15 December 2006 - at the moment of settlement of the transaction between PKN ORLEN S.A. and Yukos International, PKN ORLEN S.A. has the right to appoint eight members (from a total number of nine) of the Mazeikiu Nafta Supervisory Board. It means that PKN ORLEN S.A. is authorized to appoint additional two members of the Mazeikiu Nafta Supervisory Board in the future.

The Mazeikiu Nafta Supervisory Board in its new structure started working on 14 December 2006. The events mentioned above were the beginning of the execution of the purchase of the Mazeikiu Nafta shares by PKN ORLEN S.A. from Yukos International and from the Government of the Republic of Lithuania. According to the plan, current at that moment, PKN ORLEN S.A. was about to take operational control over Mazeikiu Nafta on 15 December 2006.

It was PKN ORLEN S.A. intention that the Supervisory Board of Mazeikiu Nafta, in its new structure, appointed six representatives of PKN ORLEN S.A. to the Management Board of Mazeikiu Nafta, including: Mr. Igor Chalupec, Mr. Piotr Kownacki, Mr. Jan Maciejewicz, Mr. Pawel Szymanski, Mr. Krystian Pater and Mr. Paul Nelson English (holding the position of the General Director of Mazeikiu Nafta at that time).

(all amounts in PLN thousand)

According to the Lithuanian Law, the Members of the Management Board of the parent company are not allowed to be the Members of the Supervisory Board of its subsidiary, but they are allowed to be the Members of the Management Board of its subsidiary. This fact arises also from different role of the Management Board in the Company's Corporate Governance than in the Polish law. Most of current operational management is made by the General Director and competencies of the Management Board are focused on making the strategic decisions (similar to the role of the Supervisory Board in the Polish legal regulations).

According to the principles admitted two years ago and obligatory in the PKN ORLEN Group, people delegated by PKN ORLEN to the Supervisory and Management Board of Mazeikiu Nafta renounced of payment from the membership in their corporate bodies.

See also: regulatory announcement no. 79/2006 dated 4 December 2006, regulatory announcement no. 76/2006 dated 29 November 2006, regulatory announcement no. 68/2006 dated 7 November 2006, regulatory announcement no. 58/2006 dated 26 September 2006, regulatory announcement no. 49/2006 dated 4 August 2006, regulatory announcement no. 47/2006 dated 13 July 2006, regulatory announcement no. 37/2006 dated 9 June 2006, regulatory announcement no. 33/2006 dated 26 May 2006 and also the record of the Internet transmission of The Extraordinary General Shareholders' Meeting of PKN ORLEN S.A. dated 30 November 2006.

11. Changes in the Mazeikiu Nafta Management Board

PKN ORLEN S.A. informed in its regulatory announcement no. 84/2006 that on 14 December 2006 the meeting of the Supervisory Board of AB Mazeikiu Nafta ("Mazeikiu") took place, composed of six persons nominated by PKN ORLEN S.A. and three persons nominated by the Government of the Republic of Lithuania.

During its meeting, the Supervisory Board of Mazeikiu has made the following changes in the Mazeikiu Management Board: four representatives of Yukos International UK B.V. have been replaced by four persons nominated by PKN ORLEN S.A. The Mazeikiu Supervisory Board appointed Mr. Jan Maciejewicz and Mr. Paweł Szymański to the Management Board of Mazeikiu, and again appointed Mr. Krystian Pater and Mr. Paul Nelson English (holding the position of General Director of Mazeikiu at that time). Due to the changes made, the Management Board of the Mazeikiu consisted of seven Members. It started working in this new composition on 14 December 2006.

Moreover, the Supervisory Board of Mazeikiu appointed to the position of the Chairman of the Supervisory Board Mr. Marek Moroz – a representative of PKN ORLEN S.A.

According to the principles admitted two years ago and obligatory in the PKN ORLEN Group, people delegated by PKN ORLEN to the Supervisory and Management Board of Mazeikiu renounced of payment from the membership in their corporate bodies.

It was PKN ORLEN S.A. intention that the Supervisory Board of Mazeikiu, in its new structure, appointed two additional representatives of PKN ORLEN S.A.: Mr. Igor Chalupec and Mr. Piotr Kownacki to the Mazeikiu Management Board.

See also: regulatory announcement no. 83/2006 dated 14 December 2006, regulatory announcement no. 79/2006 dated 4 December 2006, regulatory announcement no. 76/2006 dated 29 November 2006, regulatory announcement no 68/2006 dated 7 November 2006, regulatory announcement no. 58/2006 dated 26 September 2006, regulatory announcement no. 49/2006 dated 4 August 2006, regulatory announcement no. 47/2006 dated 13 July 2006, regulatory announcement no. 37/2006 dated 9 June 2006, regulatory announcement no. 33/2006 dated 26 May 2006 and also the record of the Internet transmission of The Extraordinary General Shareholders' Meeting of PKN ORLEN S.A. dated 30 November 2006.

12. PKN ORLEN S.A. as holder of AB Mazeikiu Nafta shares

PKN ORLEN S.A. informed in its regulatory announcement no. 85/2006 that on 15 December 2006, a sale and purchase transaction of 379,918,411 shares in AB Mazeikiu Nafta ("Mazeikiu") by PKN ORLEN S.A. from Yukos International UK B.V. ("Yukos International"), seated in the Netherlands, was settled through the Vilnius Stock Exchange. This determined that PKN ORLEN S.A. formally acquired ownership of 379,918,411 shares of Mazeikiu at that date. Thereby the last of the conditions precedent determined in the agreement dated 9 June 2006 between PKN ORLEN S.A. and the Government of the Republic of Lithuania related to sale of shares of Mazeikiu, was fulfilled. In conjunction, on 15 December 2006 the share sale and purchase transaction between PKN ORLEN S.A. and the Government of the Republic of Lithuania was settled without brokerage of the Vilnius Stock Exchange – PKN ORLEN S.A. purchased 216,915,941 shares of Mazeikiu from the Government of the Republic of Lithuania.

Pursuant to settlement of transactions with Yukos International and the Government of the Republic of Lithuania, on 15 December 2006 PKN ORLEN S.A. has become a holder of a total number of 596,834,352 shares in Mazeikiu. The nominal value of one share of Mazeikiu is LTL 1 (i.e. approximately PLN 1.10, based on LTL/PLN average exchange

(all amounts in PLN thousand)

rates as of 15 December 2006, announced by the National Bank of Poland). The shares held in Mazeikiu by PKN ORLEN S.A. constituted 84.36% of the share capital of Mazeikiu and entitle to 596,834,352 voting rights at the General Shareholders' Meeting, which is equal to 84.36% of total voting rights at the General Shareholders' Meeting in Mazeikiu. The purchase price of shares acquired from Yukos International amounted to USD 1,492,000,000 (i.e. approximately PLN 4,315,610,000.00, based on USD/PLN average exchange rates as of 15 December 2006, announced by the National Bank of Poland), whereas the purchase price of shares acquired from the Government of the Republic of Lithuania amounted to USD 851,828,900.31 (i.e. approximately PLN 2,463,915,094.15, based on USD/PLN average exchange rates as of 15 December 2006, announced by the National Bank of Poland). The book value of shares of Mazeikiu acquired by PKN ORLEN S.A. was recognized in the accounting books of PKN ORLEN S.A. at cost including acquisition costs. The share purchase of Mazeikiu was financed by means of revolving bank loan, bridge bank loan and cash owned by PKN ORLEN S.A. The purchase is of a long-term capital investment nature.

Yukos International is a holding company controlled by Stichting Administratiekantoor Yukos International fund.

Except for the relationships resulting from the above mentioned agreements, there are no other relationships between PKN ORLEN S.A., its managing or supervisory personnel and sellers of shares in Mazeikiu.

The Mazeikiu shares purchased by PKN ORLEN S.A. from Yukos International and the Government of the Republic of Lithuania stand for the "significant assets", because the price for the Mazeikiu shares paid by PKN ORLEN S.A. exceeds 10% of its total share capital value.

In conjunction with the settlement of the purchase of Mazeikiu shares from Yukos International by PKN ORLEN S.A., the Shareholders Agreement dated 9 June 2006 between PKN ORLEN S.A. and the Government of the Republic of Lithuania came into force on 15 December 2006. Description of the essential provisions of the Shareholder's Agreement was presented in regulatory announcement no. 33/2006 dated 26 May 2006.

In accordance with the Lithuanian law, exceeding of the 40% voting rights at the General Shareholders' Meeting of Mazeikiu obliged PKN ORLEN S.A. to announce mandatory tender offering for all remaining shares in Mazeikiu attributable to investors other than PKN ORLEN S.A. Until receipt of relevant clearance with regard to the documentation related to mandatory tender offering from the Stock Exchange Commission in Lithuania, PKN ORLEN S.A. was not able to execute its voting rights at the General Shareholders' Meeting, that were attributable to all shares held in Mazeikiu. Until that moment, however not longer than for the period of 100 days, the Government of the Republic of Lithuania assumed an obligation to execute voting rights attributable to shares held in Mazeikiu in conformity with instructions issued by PKN ORLEN S.A. PKN ORLEN S.A. submitted to the Stock Exchange Commission in Lithuania, its motion for the approval of documents regarding the mandatory tender offering.

Moreover, the Mazeikiu Supervisory Board on its meeting dated 15 December 2006 appointed two additional representatives of PKN ORLEN S.A.: Mr. Igor Chalupec and Mr. Piotr Kownacki to the Mazeikiu Management Board. On the first meeting of the new Mazeikiu Management Board, Mr. Igor Chalupec was appointed to the position of the President of the Mazeikiu Management Board. At that time, the Mazeikiu Management Board consisted of seven members, including six persons nominated by PKN ORLEN S.A. and one person nominated by the Government of the Republic of Lithuania.

See also: regulatory announcement no. 84/2006 dated 14 December 2006, regulatory announcement no. 83/2006 dated 14 December 2006, regulatory announcement no. 79/2006 dated 4 December 2006, regulatory announcement no. 76/2006 dated 29 November 2006, regulatory announcement no. 68/2006 dated 7 November 2006, regulatory announcement no. 58/2006 dated 26 September 2006, regulatory announcement no. 49/2006 dated 4 August 2006, regulatory announcement no. 47/2006 dated 13 July 2006, regulatory announcement no. 37/2006 dated 9 June 2006, regulatory announcement no. 33/2006 dated 26 May 2006 and also the record of the Internet transmission of the Extraordinary General Shareholders' Meeting of PKN ORLEN S.A. dated 30 November 2006.

13. Conclusion of the subscription process for the sale of Mazeikiu Nafta shares in response to the mandatory tender offering announced by PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 4/2007 that the subscription process for the sale of the Lithuanian company AB Mazeikiu Nafta ("Mazeikiu") shares in the mandatory tender offering announced by PKN ORLEN S.A. ("MTO") has been finished on 15 January 2007.

According to the report provided to PKN ORLEN S.A. by AB SEB Vilnius bankas, a broker house carrying out the MTO process, the minority shareholders signed the orders for the sale of 35,879,247 Mazeikiu shares, standing for 5.06 % of the share capital of Mazeikiu.

(all amounts in PLN thousand)

The total value of the purchased shares at the price defined in the MTO amounts to LTL 367,762 282, i.e. ca. PLN 412,482,175 based on LTL/PLN average exchange rates as of 15 January 2007, announced by the National Bank of Poland.
The final settlement of the transaction was planned for 18 January 2007.

As of 15 January 2007 PKN ORLEN S.A. held 84.20% stake in the Mazeikiu share capital. It was reduced from 84.36% to 84.20% as compared to the information published by PKN ORLEN S.A. in the previous regulatory announcement no. 85/2006 dated 15 December 2006, as the result of the registration of the increase of the Mazeikiu share capital on 28 December 2006. After the transaction of the Mazeikiu shares purchase in the MTO is settled, PKN ORLEN will hold 89.26% stake in the Mazeikiu share capital.

14. Changes in the Supervisory Board of PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 71/2006 that on 9 November 2006 Mr. Maciej Mataczynski resigned from the position of the Chairman of the PKN ORLEN Supervisory Board effective from 9 November 2006.

15. Purchase of shares in Orlen Holding Malta Limited and Orlen Insurance Ltd

PKN ORLEN S.A. informed in its regulatory announcement no. 73/2006 that the Registrar of Companies Malta Financial Services Authority registered the following companies:
- Orlen Holding Malta Limited, seated in Sliema, Malta, on 13 November 2006
- Orlen Insurance Ltd., seated in Sliema, Malta, on 16 November 2006.

PKN ORLEN purchased:
- 201 shares in Orlen Holding Malta Limited with nominal value of USD 25 thousand per each share (i.e. approximately PLN 74,098 based on USD/PLN average exchange rate as of 20 November 2006, announced by the National Bank of Poland), representing 99.5% of all Orlen Holding Malta Ltd. shares. 1 share of Orlen Holding Malta Limited, with nominal value of USD 25 thousand was purchased by Unipetrol a.s. The purchased shares were covered by PKN ORLEN S.A. in the form of a cash contribution in the amount of USD 5,025 thousand (i.e. approximately PLN 14,893,598 based on USD/PLN average exchanges rates as of 20 November 2006, announced by the National Bank of Poland) and by Unipetrol a.s. in the form of a cash contribution in the amount of USD 25 thousand.
- 1 share in Orlen Insurance Ltd. with nominal value of USD 1 (i.e. approximately PLN 2.96 based on USD/PLN average exchange rates as of 20 November 2006, announced by the National Bank of Poland). The remaining number of 4,999,999 shares with nominal value of USD 1 per each share was purchased by Orlen Holding Malta Limited. The purchased shares were covered by PKN ORLEN S.A. in the form of a cash contribution in the amount of USD 1 and by Orlen Holding Malta Limited in the form of a cash contribution in the amount of USD 4,999,999 (i.e. approximately PLN 14,819,497 based on USD/PLN average exchange rates as of 20 November 2006, announced by the National Bank of Poland).

The book value of shares purchased by PKN ORLEN S.A. in Orlen Holding Malta Limited amounted to USD 5,025,000 in PKN ORLEN S.A. books and the book value of shares purchased by Unipetrol a.s in Orlen Holding Malta Limited amounted to USD 25 thousand in Unipetrol a.s. books.

The book value of shares purchased by PKN ORLEN S.A. in Orlen Insurance Ltd amounted to USD 1 in PKN ORLEN S.A. books and the book value of shares purchased by Orlen Holding Malta Ltd. in Orlen Insurance Ltd amounted to USD 4,999,999 in Orlen Holding Malta Ltd. books.

Main business activities of:
- Orlen Holding Malta Limited comprise investing and possessing shares in other companies, joint-ventures, consortiums and syndicates.
- Orlen Insurance Ltd comprise insurance activity especially in the area of property insurance of PKN ORLEN S.A. Group.

16. PKN ORLEN S.A. bond issuance program

PKN ORLEN S.A. informed in its regulatory announcement no. 75/2006 that on 27 November 2006 it signed an Agreement for a Bond Issuance Program („Program"). The parties of the agreement are: PKN ORLEN S.A. as the Issuer, BANK BPH S.A. as Issue Agent, Payment Agent, Documentation Agent, Program Co-organizer and Dealer as well as BANK POLSKA KASA OPIEKI S.A., BRE BANK S.A., ING BANK SLASKI S.A., PKO BANK POLSKI S.A., SOCIETE GENERALE S.A. division in Poland, as Agents, Program Co-organizers and Dealers.
Within the frames of the Program, PKN ORLEN S.A. is entitled to issue repeatedly bearer bonds ("Bonds") in dematerialised form in accordance with the Bonds Act dated 29 June 1995 (Official Journal no. 120/2001, item 1300 with later amendments) ("Bonds Act"). The Bonds Issues will take place based on the article 9 paragraph 3 of the Bonds Act as non-public offers.

(all amounts in PLN thousand)

The Bonds issued within the Program will be unsecured.
Within the frames of the Program, PKN ORLEN S.A. is entitled to issue zero-coupon bonds, without interests but with a discount, with the maturity period not shorter than 7 days and not longer than 365 days as well as coupon bonds, with interests at fixed or variable interest rates, with the maturity period longer than one year but not longer than seven years.
The Issuer debt limit in respect of realization of the Program amounts to PLN 2,000,000 thousand or the equivalent of this amount in the other currencies. This amount refers to the maximum total nominal value of the issued and not redeemed Bonds at every moment of the Program's duration. This amount does not cover interests due.
According to the Program, it is possible to issue the Bonds in four currencies: Polish Zloty (PLN), Euro (EUR), American Dollar (USD) and Czech Crown (CZK).
If the currency of the Bond is:

- PLN, the nominal value of one Bond will amount to PLN 100 thousand or the multiple of this amount;
- EUR, the nominal value of one Bond will amount to EUR 25 thousand or multiple of this amount;
- USD, the nominal value of one Bond will amount to USD 30 thousand or multiple of this amount;
- CZK, the nominal value of one Bond will amount to CZK 700 thousand or multiple of this amount.

The issue price may equal to the nominal value of the Bond or the nominal value reduced by the discount and it will be established before the particular Bond issue.
In case of zero-coupon bonds sold with a discount, the discount will be paid once, on the Bond redemption date. The discount will depend on the conditions of the money market and will be established before the Bond issue date. It will be calculated on the basis of the nominal value for the period starting at the Bond issue date and ending one day before the Bond redemption date.
In case of coupon bonds, the value of interests due for the interest period will be calculated on the basis of the Bond nominal value and according to the provisions of the issue of that particular series of Bonds on fixed or variable interest rates. It will be paid on the dates specified in the Bond issuance provisions.
The payment of the amounts due from the bonds will be made to the persons specified on the list recorded by the depositary or relevant sub-depositary on the day which according to the provisions of the particular Bond series issue is the day of establishing rights to the Bonds.
According to the PKN ORLEN S.A. published financial statements for the 3rd quarter 2006, the total value of liabilities of PKN ORLEN S.A. amounted to PLN 7,049 million and comprised long-term liabilities of PLN 2,282 million and short-term liabilities of PLN 4,767 million. Total liabilities of PKN ORLEN S.A. included bank loans of PLN 1,502 million, including long-term loans of PLN 1,405 million and short-term loans of PLN 97 million.
In the next few years, the total value of liabilities of the Company will be the outcome of the realization of PKN ORLEN S.A. strategy for the years 2006-2009, which assumes the continuation of its pro-efficiency activities, strengthening of the principle activity on the home markets, monitoring of the development possibilities on the new ones and development of upstream operations.
Before each issue, the Issuer can specify the purpose to which the financial resources obtained from the bonds will be assigned.
Bondholders will be entitled only to the financial dues from the bonds.

17. Changes in the Supervisory Board of PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 78/2006 that the Extraordinary General Shareholders' Meeting dated 30 November 2006 appointed Mr. Zbigniew Macioszek (holding the position of Member of the Supervisory Board of PKN ORLEN S.A. at that time) to the position of Chaiman of the Supervisory Board of PKN ORLEN S.A. and Mr. Robert Czapla, Mr. Konstanty Brochwicz-Donimirski and Mr. Krzysztof Rajczewski to the Supervisory Board of PKN ORLEN S.A.

18. Sale of shares in NeraPharm by Spolana a.s.

PKN ORLEN S.A. informed in its regulatory announcement no. 81/2006 that on 5 December 2006 its subsidiary - Zakłady Azotowe ANWIL S.A. („ANWIL") was made familiar with the fact that the Municipal Court in Prague registered the sale of shares of NeraPharm ("Shares"), seated in Neratovice. The Shares of NeraPharm were sold by an indirect subsidiary of PKN ORLEN S.A. - Spolana a.s. - to the Cayman Chemical Company seated in Michigan, USA.

See also: regulatory announcement no. 81/2006 dated 6 December 2006.

19. Receipt from the Court of Arbitration of a copy of the law suit submitted by Agrofert Holding a.s.

PKN ORLEN S.A. informed in its regulatory announcement no. 82/2006 that on 13 December 2006 it received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the law suit submitted by Agrofert Holding a.s., seated in Prague, regarding the payment of compensation for damages caused by unfair competition, illegal violation of the reputation of Agrofert Holding a.s. as well as the failure to meet provisions of the agreements signed by PKN ORLEN S.A. and Agrofert Holding a.s. in the years 2003-2004.

(all amounts in PLN thousand)

The value of claim amounts to CZK 17,352,550 thousand (i.e. approximately PLN 2,363,417,310 based on CZK/PLN average exchange rates as of 13 December 2006, announced by the National Bank of Poland) with interest. PKN ORLEN S.A. considers the Agrofert Holding a.s. claim to be groundless.

20. Fitch Ratings downgraded rating for PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 86/2006 that on 15 December 2006 Fitch Ratings ("Agency") lowered international long-term investments rating for PKN ORLEN S.A. from "BBB" to "BBB-/negative outlook". International short-term rating for PKN ORLEN S.A. remained at the level 'F3'.

The change of Fitch Ratings rating for PKN ORLEN S.A. was caused by significant increase of the Company's financial leverage after the acquisition of shares of the Lithuanian refinery Mazeikiu Nafta AB ("Mazeikiu"). According to the report prepared by the Agency, the purchase of Mazeikiu shares will increase the ratio "net debt/EBITDA" for PKN ORLEN S.A. from low level of 0,5x at the end of the 3rd quarter 2006 to the level of 2.5x-3.0x till the end of 2007, which exceeds the limits of the current rating. The reduction of the rating for PKN ORLEN S.A. by only one grade reflects the opinion of the Agency that PKN ORLEN S.A. Management Board expects that the Company's financial leverage will return to the target level of 1.5x the ratio "net debt/EBITDA" which was defined in the Company's strategy as an optimum .

21. Orlen Deutschland AG has received corporate approvals for the purchase of petrol stations

PKN ORLEN S.A. informed in its regulatory announcement no. 87/2006 that on 19 December 2006, Orlen Deutschland AG ("Orlen Deutschland") - a subsidiary of PKN ORLEN S.A., received all corporate approvals for the purchase of 58 petrol stations situated in Northern Germany from Deutsche BP AG ("Deutsche BP"). The total price for purchased petrol stations amounted to EUR 7.6 million (i.e. approximately PLN 28.9 million based on EUR/PLN average exchange rates as of 19 December 2006, announced by the National Bank of Poland). It would be covered by Orlen Deutschland from its own financial resources supported by existing credit lines.

The purchase of the petrol stations by Orlen Deutschland from Deutsche BP was executed when Orlen Deutschland received approval from the German Antitrust Body to realize this transaction.

22. Notice about submitting of court proceedings letter by the assignee in bankruptcy of Yukos Oil Company

PKN ORLEN S.A. informed in its regulatory announcement no. 88/2006 that on 22 December 2006 it received the notice about the Russian assignee in bankruptcy of Yukos Oil Company ("the Assignee") submitting court proceeding letter ("Letter") to the US Bankruptcy Court in New York ("US Court") on 21 December 2006. The Letter was delivered to PKN ORLEN S.A. together with a copy of the US Court's decision dated 22 December 2006 about setting the date of a hearing for 29 December 2006.

According to the Letter, the Assignee requested the US Court to oblige Yukos International UK B.V. ("Yukos International") to evidence that Yukos International does comply with the US Court's order dated 26 May 2006 ("the Order") concerning the distribution of proceeds from the sale of shares of AB Mazeikiu Nafta to PKN ORLEN S.A. The Assignee called the US Court to judge the compensation from Yukos International and its affiliated entities as well as from PKN ORLEN S.A., in case of situation when Yukos International does not evidence that its activities are in compliance with the Order. The requested value of compensation has not been defined in the Letter

23. Cancellation of the date of the hearing regarding the court proceedings letter by the US Court

PKN ORLEN S.A. informed in its regulatory announcement no. 92/2006 that on 28 December 2006 it received a notice about cancellation of the hearing set for 29 December 2006, regarding the motions included in the court proceeding letter of the assignee in bankruptcy of Yukos Oil Company by the US Bankruptcy Court in New York ("US Court"). PKN ORLEN disclosed the date of this hearing in regulatory announcement no 88/2006 dated 23 December 2006.

24. Signing the agreement with ORLEN PetroCentrum Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 89/2006 that on 28 December 2006 it signed two one-year agreements with Orlen PetroCentrum Sp. z o.o. („Orlen PetroCentrum"). On the basis of the agreements PKN ORLEN S.A. will sell gasoline and diesel oil to Orlen PetroCentrum in the period between 1 January 2007 and 31 December 2007.
The estimated value of the first agreement amounts to approximately PLN 3,604,000 thousand and the estimated value of the second agreement amounts to approximately PLN 522,000 thousand.
The total value of both agreements amounts to approximately PLN 4,126,000 thousand.

(all amounts in PLN thousand)

25. Signing the agreement with BP Polska Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 90/2006 that on 29 December 2006 it signed a one-year agreement with BP Polska Sp. z o.o. („BP Polska"). On the basis of the agreement PKN ORLEN S.A. will sell gasoline and diesel oil to BP Polska in the period between 1 January 2007 and 31 December 2007.
The estimated value of the agreement amounts to approximately PLN 4,404,000 thousand.

26. Signing the agreement with Shell Polska Sp. z o.o.

PKN ORLEN S.A. informed in its regulatory announcement no. 91/2006 that on 29 December 2006 it signed a one-year agreement with Shell Polska Sp. z o.o. („Shell Polska"). On the basis of the agreement PKN ORLEN S.A. will sell gasoline and diesel oil to Shell Polska in the period between 1 January 2007 and 31 December 2007.
The total value of the agreement estimated to approximately PLN 3,883,000 thousand.

27. Signing the agreements with ORLEN PetroTank by ORLEN PetroCentrum

PKN ORLEN S.A. informed in its regulatory announcement no. 93/2006 that on 29 December 2006 ORLEN PetroCentrum Sp. z o.o. („ORLEN PetroCentrum") – a subsidiary of PKN ORLEN S.A. - signed two agreements with ORLEN PetroTank Sp. z o.o. („Orlen PetroTank"). On the basis of the agreements ORLEN PetroCentrum will sell gasoline and diesel oil to Orlen PetroTank in the period between 1 January 2007 and 31 December 2007.
The estimated value of the agreements signed by ORLEN PetroCentrum on 29 December 2006 amounts to:
- PLN 694 million in case of the first agreement,
- PLN 133 million in case of the second agreement.

Moreover, ORLEN PetroCentrum has concluded with Orlen PetroTank in the period of the last twelve months the following agreements:
- on 30 December 2005 – the agreement for deliveries of gasoline and diesel oil in the period between 1 January 2006 and 31 December 2006 with its value amounting to approximately PLN 670 million,
- on 30 December 2005 - the agreement for deliveries of gasoline and diesel oil in the period between 1 January 2006 and 31 December 2006 with its value amounting to approximately PLN 137 million,
- on 30 June 2006 - the agreement for deliveries of gasoline in the period between 1 July 2006 and 31 July 2006 with its value amounting to approximately PLN 9 million.

The total, estimated value of all of the agreements concluded by ORLEN PetroCentrum with ORLEN PetroTank within the last 12 months amounts to PLN 1,643 million.

28. The Management Board of Rafineria Trzebinia S.A. has decided to temporarily discontinue production and sales of the bio-fuel "ON BIO" containing 20% of FAME esters

PKN ORLEN S.A. informed in its regulatory announcement no. 1/2007 that on 3 January 2007 it was informed by the Management Board of Rafineria Trzebinia S.A. that Rafineria Trzebinia S.A. had decided to temporarily discontinue production and sales of the bio-fuel ON BIO containing 20% of FAME esters ("ON BIO").

The decision was made as the result of the Minister of Finance Decree ("Decree") dated 22 December 2006 that changed the previous law referring to exemptions from excise tax (Official Journal No. 243/2006, item 1766), effective from 1 January 2007.
After detailed economical analysis, the Management Board of Rafineria Trzebinia S.A. has estimated that, due to the legal changes introduced by the Decree, the net loss of Rafineria Trzebinia S.A. will amount to approximately PLN 2.5 – 3 million in January 2007. The production of ON BIO was suspended until the new regulations justifying production of this particular bio-fuel were introduced.

In this situation, the Management Board of Rafineria Trzebinia S.A. has made a decision about the concentration of trading and marketing activities on the sale of FAME esters on foreign markets only.
The announced change in the tax regulations caused the necessity of the renegotiations by Rafineria Trzebinia S.A. of supply contracts for raw materials used in the production of ON BIO.
The Management Board of Rafineria Trzebinia S.A. has also made a decision to discontinue the investment projects aimed at development of current bio-fuel production capacity. Detailed information was presented in note XVI 1.

29. PKN ORLEN S.A. has gained the exclusive rights to supply Mozeikiu Nafta with crude oil

PKN ORLEN S.A. informed in its regulatory announcement no. 3/2007 that on 5 January 2007 it signed an agreement with AB Mazeikiu Nafta ("Mazeikiu") that gives to PKN ORLEN S.A. the exclusive rights to supply Mazeikiu with crude oil ("Agreement"). The Agreement was signed in connected with the centralization of crude oil

(all amounts in PLN thousand)

purchases to the PKN ORLEN S.A. Group, including supplies to the refineries in Poland, the Czech Republic and Lithuania.
The Agreement was concluded for an indefinite period and came into force on the date of signing. The crude oil deliveries associated with the Agreement will be realized with the use of the "Druzhba" pipeline and through the marine terminal in Butinge.
As at the date of signing the Agreement, the estimated value of the crude oil supplies to Mazeikiu, realized within the Agreement in the first five years was assessed at the level of approximately USD 19 billion (i.e. approximately PLN 56.5 billion, based on USD/PLN average exchange rates as of 5 January 2007, announced by the National Bank of Poland).

30. Receipt of the decision of the Chairman of the Office of Competition and Consumer Protection

PKN ORLEN S.A. informed in its regulatory announcement no. 5/2007 that on 16 January 2007 the Plenipotentiary of the Company received the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") dated 29 December 2006 acknowledging PKN ORLEN S.A. of applying the competition limiting practice, violating the prohibition included in art. 8 par. 1 and par. 2 point 5 of the Competition and Consumer Protection Act, abusing dominant position by PKN ORLEN on the domestic monoethylene glycols market by acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of Petrygo (anti-freeze engine coolant) which was deemed inadequate in relation to increase of monoethylene glycol price. Decision of the Chairman of the OCCP imposed a penalty in the amount of PLN 14 million on PKN ORLEN. Decision of the Chairman of the OCCP refered to the anti-trust proceedings started on 17 November 1999, in consequence of which on 19 July 2000 the Chairman of the OCCP imposed a penalty in the amount of PLN 40 million on PKN ORLEN. PKN ORLEN is entitled to submit an appeal to the District Court in Warsaw – Competition and Consumer Protection Court. For detailed information please refer to note VII 3.6.

31. PKN ORLEN has signed an agreement with PETRACO Oil Company Ltd for crude oil deliveries

PKN ORLEN S.A. informed in its regulatory announcement no. 6/2007 that on 17 January 2007, PKN ORLEN signed an agreement with Petraco Oil Company Limited ("Petraco"), seated in Guernsey, for crude oil deliveries via the "Druzhba" pipeline to PKN ORLEN for 3,360 thousand tonnes of Rebco crude oil annually ("the Agreement"). The crude oil delivered to PKN ORLEN will be based on Rosneft reserves. The validity of the Agreement covers the period from 1 January 2007 until 31 December 2011, with the option to prolong it for an additional year or longer.

In case of lack of deliveries or delays, the Agreement requires the payment of contractual penalties that exceed the equivalent in PLN of EUR 200 thousand based on the average exchange rate as of the day of signing the Agreement, announced by the National Bank of Poland. Payment of contractual penalties does not exclude the right for PKN ORLEN to claim for compensation exceeding the value of the penalties.

At the date the Agreement was signed, the estimated value of the crude oil supplies to PKN ORLEN in the period until 31 December 2011 amounted to ca. USD 6 billion (i.e. approximately PLN 18.1 billion, based on USD/PLN average exchange rate as of 17 January 2007, announced by the National Bank of Poland).

32. Changes in the Management Board of PKN ORLEN S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 7/2007 that the Supervisory Board of PKN ORLEN S.A., acting in accordance with par. 8 section 11 point 1 of the PKN ORLEN Articles of Association, following its meeting on 18 January 2007, had dismissed Mr. Igor Chalupec from the position of the President of the PKN ORLEN Management Board with effect from 18 January 2007 with the majority of its votes. Mr. Igor Chalupec held position of the President and Chief Executive Officer of the PKN ORLEN Management Board from 1 October 2004.
At the same time, the Supervisory Board of PKN ORLEN has appointed Mr. Piotr Kownacki, the Vice President of the Company responsible for Audit and Regulations at that date, for the position of the President of the PKN ORLEN Management Board.

33. PKN ORLEN signed agreements for sale of ethylbenzene, butadiene and C4 fraction with DWORY S.A.

PKN ORLEN S.A. informed in its regulatory announcement no 8/2007 that on 18 January 2007 PKN ORLEN signed three long-term agreements with Firma Chemiczna Dwory S.A. ("DWORY S.A.") seated in Oświęcim, Poland. The agreements were signed for sale of ethylbenzene, butadiene 1.3 and C4 fraction by PKN ORLEN to DWORY S.A.
The first agreement concerns the sale of ethylbenzene by PKN ORLEN S.A. to DWORY S.A. The annual quantity delivered will amount to 120 thousand tonnes, however not less than 105 thousand tonnes ("Ethylbenzene Agreement"). The estimated total value of the Ethylbenzene Agreement (i.e. at least in 15 years of its duration) amounts to approximately PLN 6 billion. Sales of ethylbenzene will commence at latest on 1 January 2010, however PKN ORLEN has the right to one nine-month period of delay in commencing of deliveries without any consequence.

(all amounts in PLN thousand)

The Ethylbenzene Agreement is effective from 18 January 2007 and cannot be terminated within 15 years from the date of the initial ethylbenzene delivery. Unless the conditions from the Ethylbenzene Agreement are met, i.e. deficiencies in deliveries or non-acceptance of delivery exceed +/- 5% of the planned quantities in relation to quarterly order confirmations, each party is entitled to a contractual penalty of up to 10% of the value of non-delivered / non-accepted quantities of ethylbenzene. The penalty calculation will be based on the prices in force as at the last day of the particular period. The parties of the Ethylbenzene Agreement reserved the right to claim compensation on the general rules that would exceed the amount of the calculated contractual penalties but not exceeding the value of the non-delivered / non-accepted products.
The second agreement concerns the sale of butadiene 1.3 by PKN ORLEN to DWORY S.A. in the quantity of at least 57 thousand tonnes in 2007 and at least 60 thousand tonnes in the period between 1 January 2008 and 31 December 2023 ("Butadiene Agreement"). PKN ORLEN will supply with at least 897 thousand tonnes of butadiene 1.3 in total during the contractual period of the Butadiene Agreement. The estimated total value of the Butadiene Agreement amounts to approximately PLN 2.5 billion. Unless one or more of the conditions of the Butadiene Agreement are realized by one of the parties, i.e. lack of delivery or non-acceptance of the amount of the product exceeding +/- 10% per month and +/- 5% per quarter of the planned deliveries, each party of the Butadiene Agreement is entitled to calculate a contractual penalty of up to 10% of non-delivered/non-accepted quantities of butadiene in a particular period. The parties of the Butadiene Agreement have reserved the right to claim compensation on general basis that may exceed the amount of the calculated contractual penalties.
The third agreement concerns the sale by PKN ORLEN of a C4 fraction to DWORY S.A. in the quantities specified in an annually updated plan of deliveries, but amounting to at least 20.6 thousand tonnes in 2007 ("C4 Fraction Agreement"). The C4 Fraction Agreement was signed for the period from 1 February 2007 to 31 December 2022. The estimated total value of the C4 Fraction Agreement amounts to approximately PLN 68 million. Unless certain conditions of C4 Fraction Agreement are realized by either of the parties, i.e. lack of delivery or non-acceptance of the product in the amount exceeding +/- 5% of the planned quantities, each party is entitled to calculate the contractual penalty of up to 10% of non-delivered/non-accepted product quantities. In addition, DWORY S.A. is entitled to contractual penalty of 10% of fraction C4 sold to other parties. Parties of the C4 Fraction Agreement have reserved the right to claim compensation on general basis that may exceed the amount of the calculated contractual penalties.

The conclusion of the three above agreements is connected with the commencement of activities of Etylobenzen Płock Sp. z o.o. ("Etylobenzen Płock"), in which PKN ORLEN S.A. holds 51% and DWORY S.A. holds 49% stake in the share capital. On 18 January 2007 PKN ORLEN S.A. signed an agreement on the strategic cooperation with DWORY S.A. Pursuant to the agreement, PKN ORLEN is obliged to conclude the share purchase agreement related to shares in Etylobenzen Płock, and DWORY S.A. is obliged to sell all of its shares in Etylobenzen Płock, i.e. 588 shares with a nominal value of PLN 10 thousand each and total nominal value of PLN 5,880,000 thousand, representing 49% stake in the share capital of Etylobenzen Plock. This share purchase agreement will be concluded at a date specified by PKN ORLEN S.A., but not later than on 30 June 2007.
See also: regulatory announcement no. 62/2006 dated 17 October 2006.

34. Signing the agreement with Deutsche BP by ORLEN Deutschland

PKN ORLEN S.A. informed in its regulatory announcement no. 9/2007 that on 25 January 2007 ORLEN Deutschland AG signed a one-year agreement with Deutsche BP Aktiengesellschaft. The subject of the agreement concerns sale of fuels to ORLEN Deutschland AG in the period between 1 January 2007 and 31 December 2007. The estimated value of the transaction amounts to EUR 900,000,000, i.e.: approximately PLN 3,490,650,000 thousand based on EUR/PLN average exchange rate as of 25 January 2007, announced by the National Bank of Poland.

35. The acceptance of the agreement on sale of shares in Kaucuk a.s. by the Management and Supervisory Boards of the Unipetrol a.s.

PKN ORLEN S.A. informed in its regulatory announcement no. 10/2007 that on 29 January 2007 the Management Board of Unipetrol a.s. accepted the conditions of the agreement on sale of 100% shares in Kaucuk a.s. seated in Vltavou, Czech Republic, the subsidiary of Unipetrol a.s. ("Share Purchase Agreement") between Unipetrol a.s. as a seller and Firma Chemiczna Dwory S.A., seated in Oswiecim, Poland ("Dwory"), as a buyer. The conditions of the Share Purchase Agreement had been accepted by the Supervisory Board of Unipetrol a.s.
The Management Board of Unipetrol a.s. accepted the conditions of the agreement concerning the construction and operation of a new butadiene unit ("Cooperation Agreement") between Unipetrol a.s., Kaucuk a.s., Chemopetrol a.s., seated in Litvinov, Czech Republic and Firma Chemiczna Dwory S.A.. The subject of the Cooperation Agreement is the establishment of a joint-venture for the purposes of the construction and operation of a new butadiene unit on the industrial area in Kralupy upon Vltavou, Czech Republic.
The conditions of the Cooperation Agreement had aldo been accepted by the appropriate corporate bodies of Chemopetrol, Kaucuk a.s. and Firma Chemiczna Dwory S.A.

(all amounts in PLN thousand)

36. Conclusion of the Agreement on Share Purchase of Kaucuk by Unipetrol a.s. and Firma Chemiczna Dwory S.A.

PKN ORLEN S.A. informed in its regulatory announcement no. 11/2007 that on 30 January 2007 UNIPETROL a.s., seated in Prague, Czech Republic ("Unipetrol"), as a seller, Firma Chemiczna Dwory S.A., seated in Oświecim, Poland ("Dwory"), as a buyer, signed the Share Purchase Agreement on sale of 6,236,000 ordinary shares ("Purchased Shares") of Kaucuk, seated in Kralupy upon Vltavou, Czech Republic.

The Purchased Shares represent 100% stake in share capital of Kaucuk with a par value of CZK 1,000 per share (i.e. approximately PLN 139.2 based on CZK/PLN average exchange rate as of 29 January 2007, announced by the National Bank of Poland) and represent 100% of the total number of voting rights at the General Shareholders Meeting of Kaucuk.

The purchase price for shares amounted to EUR 195,000 thousand (i.e. approximately PLN 765,180 thousand based on EUR/PLN average exchange rate announced on 29 January 2007 by the National Bank of Poland) and will be contributed in cash by Dwory.
The book value of the Purchased Shares in accounting books of Unipetrol as of 31 December 2006 amounted to CZK 5,460,000 thousand (i.e. approximately PLN 760,032 thousand based on EUR/PLN average exchange rate as of 29 January 2007, announced by the National Bank of Poland).

Kaucuk is a chemical company producing styrene-butadiene and polybutadiene rubbers, polystyrene plastics and synthetic rubber.
The main business activities of Unipetrol include crude oil refining, petrochemical and chemical production, and the sale of fuels.
Business activities of Dwory are focused on the production of synthetic rubbers, styrene plastics, and vinyl and copolymer dispersions.

The Share Purchase Agreement was signed on 30 January 2007, but the closing of the transaction will occur upon fulfilment by both Unipetrol and Dwory of the conditions precedent, which should take place within the next two or three quarters. The conditions precedent include, among others
- receipt of all necessary clearances of the relevant anti-monopoly authorities to the sale of the shares in Kaucuk to Dwory and the transactions scheduled in the Share Purchase Agreement (including the creation of a joint-venture between the Unipetrol Group and Kaucuk for the purposes of the construction and operation of a new butadiene unit),
- acknowledgement of results of the environmental audits concerning the land owned by Unipetrol and used by Kaucuk, in order to identify present environmental issues,
- conclusion of the commercial contracts between the Unipetrol Group and Kaucuk, based on the already-agreed principles which will assure the continuous activity of the Unipetrol Group.

Simultaneously to the Share Purchase Agreement, on 30 January 2007 Unipetrol, Dwory, Chemopetrol and Kaucuk concluded the Cooperation Agreement in the matter of construction and operation of a new butadiene unit (the "Cooperation Agreement"), Pursuant to the Cooperation Agreement, selected subsidiary of the Unipetrol Group and Kaucuk will establish a joint-venture for the purposes of construction and operation of the new butadiene unit. The participating interest in the new company as well as in costs of establishing and costs of further operations will be divided between the Unipetrol Group (51% stake) and Kaucuk (49% stake).

The conclusion of the Share Purchase Agreement and the Cooperation Agreement involves liabilities of both Unipetrol and Dwory regarding the past and future activities of Kaucuk. Three main areas of potential financial consequences are:
- a misrepresentation or a breach of the representations and warranties provided by either Unipetrol or Dwory,
- liabilities of Kaucuk related to the period before or after the closing of the transaction in respect of environmental issues,
- potential changes to the fine recently imposed on Kaucuk and Unipetrol by the European Commission regarding anti-monopoly proceedings.

(all amounts in PLN thousand)

IX. SHAREHOLDERS HOLDING DIRECTLY OR UNDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL SHAREHOLDERS' MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM presented in the prior quarter report*	Number of shares presented in the prior quarter report *	Change of % in the period 20.10.2006 - 12.02.2007	% of votes at the GSM on the report filing date **	Number of shares on the report filing date **
Nafta Polska S.A.	17.32%	74 076 299	-	17.32%	74 076 299
State Treasury	10.20%	43 633 897	-	10.20%	43 633 897
The Bank of New York (owner of GDR) ***	6.03%	25 768 924	(6.03)	-	-
Others	66.45%	284 229 941	6.03	72.48%	309 998 865
Total	100%	427 709 061	-	100%	427 709 061

* Data as at 20 October 2006
** Data as at 12 February 2007
*** in the period covered by the financial statements the Bank of New York (owner of GDR) decreased its share in total voting rights. The share decreased below the level of 5%.

As at 30 January 2007 the Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN S.A.) was informed that the Bank of New York, as a depositary of GDR issued based on PKN ORLEN S.A. shares ("Global Depositary Receipts"), had decreased its share in total voting rights. The change resulted from the fact that as of 22 January 2007 the Bank of New York remised part of Global Depositary Receipts. As a result, as at 22 January 2007 the Bank of New York possessed 21,183,234 shares of PKN ORLEN S.A. standing for 21,183,234 votes at the General Shareholders' Meeting of PKN ORLEN S.A. These shares represent 4.95% of the share capital of PKN ORLEN S.A. and 4.95% in total voting rights at the General Shareholders' Meeting.

Until 22 January 2007 the Bank of New York possessed 21,847,034 shares of PKN ORLEN S.A. standing for 21,847,034 votes at the Ordinary General Meeting of the shareholders of PKN ORLEN S.A. These shares stand for 5,11% of share capital of PKN ORLEN S.A. and 5,11% in total voting rights at the Ordinary General Meeting of the shareholders.

The percentage share of the above shareholders in the Company's share capital is equal to the percentage of share in total voting rights at the General Shareholders' Meeting as at the date of filing the report.

X. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BOARD AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Management Board and Supervisory Board in the IV quarter 2006

	Number of shares, options as at the date of the prior quarter report filing*	Acquisition	Disposal	Number of shares, options as at the date of the report filing**
Management Bard	-	-	-	-
Supervisory Board	**2 950**	-	-	**2 950**
Raimondo Eggink	2 950	-	-	2 950

* Data as at 20 October 2006
** Data as at 12 February 2007

(all amounts in PLN thousand)

XI. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND ITS SUBSIDIARIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

As at 31 December 2006, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or its subsidiaries, of the total value exceeding 10% of the Company's equity

XII. RELATED PARTIES

1. Information about unusual related party transactions

As at 13 November 2006 Anwil S.A. purchased 81.78% of Spolana shares from Unipetrol a.s.. The total purchase price amounted to PLN 87,092 thousand. The fair value of Spolana a.s. as at date of the acquisition amounted to PLN 251,302 thousand. The transaction was settled in accordance with MSSF 3 "Business combination" as it concerned entities under common control. The result on that transaction does not influence these condensed consolidated financial statements. For more information please refer to notes VIII4, VIII5, VIII6.
Other transactions concluded within the Group in the period from 1 January 2006 to 31 December 2006 related to the deliveries and supplies connected with the normal activity of the Group companies.

2. Information about significant related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

During the 12 month periods ended 31 December 2006 and 31 December 2005 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging Management Board, Supervisory Board and their relatives, to render services to the Company and its related parties.

As at 31 December 2006 and 31 December 2005 the Group companies did not grant any loans to managing and supervising persons and their relatives.

During the 12 month periods ended 31 December 2006 and 31 December 2005 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons

During the 12 month period ended 31 December 2006 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons	61 708	210 928	5 069	40 085
Natural persons	-	-	-	-

c) Transactions with related parties concluded through the key management personnel of the Parent and other Group companies

During the 12 month period ended 31 December 2006 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	18 822	93	11	-
Natural persons	356	-	-	-

* Transactions in the period of performing duties as key management personnel.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

d) Parent Company's transactions with related parties in the period from 1 January 2006 to 31 December 2006 and the settlement balances as at 31 December 2006

PKN ORLEN Capital Group

	Consolidated subsidaries [1]	Consolidated associates [2]	Non-consolidated subsidaries [1]	Non-consolidated associates [2]	Consolidated jointly controlled entities [3]	Total related parties
Sales	10 981 024	10 339	4 192	13 838	2 123 812	13 133 205
Purchases	1 403 959	58 740	70 272	31 640	22 197	1 586 808
Interest received	2 168	7	6	1	4	2 186
Financial expenses	50	2	66	3	-	121
Gross short term receivables	1 036 452	2 230	788	730	478 521	1 518 721
Short term liabilities	199 440	6 618	16 641	2 878	2 388	227 965
Gross long term receivables	102 037	-	-	-	-	102 037
Long term liabilities	28 600	-	-	-	-	28 600

[1] Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members.
[2] Parent Company exercises significant influence via its representatives in supervising bodies.
[3] Parent Company exercises a joint control over the entities under the articles of association.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

3. Compensation, together with profit-sharing paid and due to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24.

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term employee benefits and termination benefits paid, payable and potentially payable during the period.

	12 months ended 31 December 2006 (unaudited)	12 months ended 31 December 2005
The Management Board of the Parent Company *	19 493	26 147
The Supervisory Board of the Parent Company	739	854
Key Executive Personnel of the Parent Company **	28 992	26 212
Key Executive Personnel of subsidiaries ***	99 792	61 808
Total	**149 016**	**115 021**

* including compensation of former Board Members during the twelve month period ended 31 December 2006 of PLN 1,036 thousand and during the twelve month period ended 31 December 2005 of PLN 14,128 thousand. During the twelve month period ended 31 December 2006 compensation due to the Management Board is estimated and the final amount will be set after assessment of realization of MBO objectives (Management by Objectives) made by the Supervisory Board.
** During the twelve month period ended 31 December 2006 30 persons performed duties as Key Executive Personnel and 40 persons performed duties as Key Executive Personnel during the twelve month period ended 31 December 2005 (difference results from changes in the organizational structure of the Parent Company). The remuneration of Key Executive Personnel of the Parent Company for the 12 month period ended 31 December 2006 accounted for PLN 36,291 thousand (in reference to comparable basis).
*** Management Board, Supervisory Board and Key Executive Personnel of the Group Companies.

XIII. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY THE PARENT COMPANY OR ITS SUBSIDIARIES TO ONE ENTITY OR ITS SUBSIDIARY

Within the Group, in the period from 1 January 2006 to 31 December 2006 PKN ORLEN S.A. and its subsidiaries did not grant loan security or guarantees to another entity or its subsidiary, where the value of security or guarantee constituted at least 10% of the Company's equity.
In the period from 1 January 2006 to 31 December 2006 a collateral for BOP shares held by PKN ORLEN of PLN 454 million (input into the collateral register held by the appropriate registry court on 23 January 2004), provided by PKN ORLEN under the share pledge agreement dated 19 December 2003, which secures Basell ORLEN Polyolefins Sp. z o.o. repayment of current and future claims to which the pledgee is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million, was still in force. As at 18 December 2006 Basell ORLEN Polyolefins signed a new loan agreement which did not require securities under the share pledge agreement on shares in possession of PKN ORLEN S.A. As a result, in January 2007 a procedure was implemented aimed at removal of this collateral from the collateral register.

XIV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character of its operations.

XV. SUPPLEMENTARY INFORMATION

1. Restructuring of the southern assets

The restructuring and consolidation project embraces the following companies:
- Rafineria Nafty Jedlicze S.A.
- Rafineria Trzebinia S.A.
- Orlen Oil Sp. z o.o.
- Paramo a.s., where Unipetrol a.s. is the majority shareholder.

(all amounts in PLN thousand)

The objective of the project is to secure the value of assets engaged by PKN ORLEN S.A. by optimizing production structure in the above companies by matters of reorganization and restructuring of the possessed assets as well as combination of selected assets and capital consolidation of the companies. The project is also intended to protect assets of those companies against changes in the tax law, which may lead to discontinuation of crude oil processing in the southern Poland.

The company realizes restructuring project approved in July 2005 by PKN ORLEN's Management Board.
The project for the southern assets designed by Investekspert aims at:
- consolidation of activity related to oil and lubricant production in Orlen Oil Sp. z o.o.,
- targeted discontinuation of crude oil processing in the southern Poland and grouping assets relating to this activity within a separate business,
- buy-out of minority shareholders (provided that the transaction is economically efficient).

The business advisor for the restructuring and consolidation project submitted recommendations in respect of suggested action plan. In June 2006 the Management Board of PKN ORLEN S.A. has accepted the major assumptions of restructuring process:
- modernization of existing DRW installation (crude oil distillation unit) in Rafineria Nafty Jedlicze S.A. for the purposes of processing of local output crude;
- construction of organic solvent installation in Rafineria Nafty Jedlicze S.A. in case a rebate on supplies of local (Sanok region) crude oil is negotiated;
- restructuring of distribution system in ORLEN Oil Sp. z o.o.

The sale process is also being carried out in respect of subsidiaries of Rafineria Nafty Jedlicze S.A. which operations were determined as non-core activity of those entities.

On 3 January 2007 the Management Board of Rafineria Trzebinia S.A. decided to temporarily discontinue production and sales of the biofuel ON BIO containing 20% FAME esters ('ON BIO').

The decision was made in conjunction with the fact that on 1 January 2007 the Decree of the Minister of Finance dated 22 December 2006 on changes to exemptions to excise tax liabilities (Official Journal 2006 No. 243, item 1766) came into force. The Decree unexpectedly deteriorated circumstances of production and sales of biofuels.

Pursuant to a detailed economic analysis, Rafineria Trzebinia S.A. estimated that the net loss in January 2007 would amount to approximately PLN 2.5-3 million as a result of changes introduced by the Decree. The production of ON BIO has been discontinued until new regulations justifying resumption of the production are introduced.

In consequence of the present status Rafineria Trzebinia S.A. will focus on trading and marketing activities and sale of FAME esters on foreign markets.

The announced changes in the tax regulations caused the necessity for the renegotiation of contracts for the supply of raw materials used in ON BIO production.

Rafineria Trzebinia S.A. has also decided to suspend investment projects concerning significant increase in the present biofuel production capacity.

2. Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006,

(all amounts in PLN thousand)

or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

As a result of complaint filed by TDC Mobile International the Court of Appeals in Warsaw changed the decision of the District Court in Warsaw. The Court of Appeals declared that the execution of pledge depended on submission by Vodafone Americas Inc. a bail of Euro 43 million. Vodafone Americas Inc transferred the bail to the Court's bank account, which determines the decision on the pledge effective.

On 10 march 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as Second to Fifth Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 29 May 2006 TDC Mobile International A/S, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. filed a joint response to the law suit. Polkomtel S.A. filed its response to the law suit on 26 April 2006. Appointed arbitrators issued several procedure-oriented rulings concerning further proceedings. Proceedings came into phase, when letters concerning this case were exchanged. On 7-8 March 2007 the seatings in front of the Court of Arbitration will take place. The seatings will probably complete the proceedings to take evidence.

On 10 May 2006 the Ordinary General Meeting of Shareholders of Polkomtel S.A. was held. The shareholders decided to pay dividend from the retained net profits for the years preceding 2005 and the net profit of 2005. Total amount of dividend amounted to PLN 2,352,375 thousand (representing PLN 114.75 per share) and was paid to shareholders proportionally to their ownership of the share capital of Polkomtel S.A. The amount of the dividend attributable to PKN ORLEN S.A. amounted to PLN 461,269 thousand. The Ordinary General Meeting of Shareholders of Polkomtel S.A. has set the dividend date at 10 May 2006 whereas the dividend payment date was set at 17 July 2006. According to resolution of the Ordinary General Meeting, PKN ORLEN received a dividend of PLN 373,629 thousand.

Share of Polkomtel in the consolidated financial result of the Group in the twelve-month period of 2006 amounted to PLN 219,929 thousand and PLN 209,259 thousand in the twelve-month period of 2005.

3. Share purchase of Mazeikiu Group

3.1 Share purchase agreements of Mazeikiu

On 26 May 2006, PKN ORLEN, as the buyer, and Yukos International UK B.V., a private limited liability company seated in the Netherlands ('Yukos International'), as the seller, concluded a share sale and purchase agreement (the 'Yukos Agreement') related to the purchase by PKN ORLEN of a 53.7022% stake in AB Mazeikiu Nafta, a public company with its seat in Lithuania ("Mazeikiu"). On 18 May 2006, PKN ORLEN unilaterally signed the Yukos Agreement and delivered it to the other party. Yukos International counter-signed the Yukos Agreement on 26 May 2006 after the New York Bankruptcy Court had revoked the temporary restraining order previously imposed on Yukos International with respect to selling any Mazeikiu shares.

In addition, on 19 May 2006 PKN ORLEN S.A. unilaterally signed and delivered the following documents to the Government of the Republic of Lithuania (the 'GOL'): (a) a share sale and purchase agreement (the 'GOL Agreement') related to purchase of an additional 30.6615% shares of Mazeikiu by PKN ORLEN from the GOL; and (b) a put option agreement related to the 10.0006% shares of Mazeikiu (the 'Put Option Agreement') that would remain property of GOL subsequent to the sale of the 30.6615% stake to PKN ORLEN S.A. The GOL Agreement and the Put Option Agreement has been counter-signed by the GOL on 9 June 2006, upon approval of the Lithuanian Parliament.

3.1.1 Main provisions of share purchase agreements of Mazeikiu

Share purchase agreement with Yukos International UK B.V.

Pursuant to the Yukos Agreement, PKN ORLEN S.A. purchased 379,918,411 ordinary shares of Mazeikiu, with a nominal value of LTL1 each, representing approximately 53.7022% of Mazeikiu's share capital, for the aggregate price of USD 1,492,000,000. The execution of the Yukos Agreement was subject to certain suspending clauses, i.e. (a) the receipt of all relevant consents, including in particular the European Commission's concentration clearance, and (b) the GOL's withdrawal from exercise of its right of first refusal with respect to the shares being purchased by PKN ORLEN from Yukos International. The agreement provided, that should any of the conditions precedent would not be fulfilled by 30 September 2006, each of the parties would be entitled to terminate the Yukos Agreement. However, each of the parties would have been entitled to claim for extension of the termination date to 31 March 2007 if the only condition not met by 30 September 2006 was the consent of the European Commission.

(all amounts in PLN thousand)

Upon the acquisition of shares of Mazeikiu from Yukos International, PKN ORLEN S.A. has become a party to certain agreements related to the two previous privatizations of Mazeikiu conducted in 1999 and 2002, in particular, the 1999 and 2002 privatization agreements and the shareholders' agreement between the GOL and Yukos International. All agreements related to the previous privatizations of Mazeikiu, including both privatization agreements and the existing shareholders' agreement that were assigned to PKN ORLEN S.A. were terminated immediately upon the closing of the transaction with Yukos International, and the parties thereto were fully discharged from any and all liabilities under these agreements.

In the period between signing of the Yukos Agreement and the transaction closing date, Yukos International represented that Mazeikiu and its subsidiaries will conduct operations within the ordinary course of business and do not take any action which would materially adversely affect the parties' ability to accomplish the transaction.

Share purchase agreement with the Government of the Republic of Lithuania

Pursuant to the Agreement with the Government of the Republic of Lithuania, PKN ORLEN S.A. purchased an additional 216,915,941 ordinary Mazeikiu shares with the nominal value of LTL1 each, representing approximately 30.6615% of Mazeikiu's share capital, for the aggregate price of USD 851,828,900.31. The execution of the GOL Agreement was subject to certain suspending clauses, i.e. (a) the acquisition by PKN ORLEN S.A. of 53.7022% of Mazeikiu's shares from Yukos International; and (b) the receipt of the European Commission's concentration clearance. The agreement provided, that should any of the conditions precedent would not be fulfilled by 30 September 2006, neither of the parties would be obliged to execute the GOL Agreement. However, both parties would have remained bound by the GOL Agreement until 31 March 2007 if the only condition not met by 30 September 2006 would have been the consent of the European Commission. On 29 September PKN ORLEN issued a letter to the Government of the Republic of Lithuania and informed about automatic prolongation of the agreement until 31 March 2007.

Furthermore, the previously existing shareholders' agreement was replaced by the new shareholders' agreement between PKN ORLEN S.A. and the GOL as of the closing date of the transaction with Yukos International. Pursuant to the new shareholders' agreement, PKN ORLEN S.A. maintains full operational control over Mazeikiu. The GOL is entitled to appoint one of the nine members of Mazeikiu's Supervisory Board and one of the seven members of Mazeikiu's Management Board. In addition, the GOL is entitled to request annulment of the resolutions of Mazeikiu's corporate authorities if such resolutions present a threat to the national security or the energy security policy of the Republic of Lithuania. The GOL is entitled to request that PKN ORLEN S.A. sold all its shares of Mazeikiu in any of the following circumstances: (a) Mazeikiu incurs a loss in each of any five consecutive financial years; (b) Mazeikiu's assets with a value exceeding USD 200,000,000 are seized in connection with an enforcement proceedings following a final and non-appealable court decision; (c) over 50% of voting rights in PKN ORLEN S.A. are acquired by an entity that, in the GOL's reasonable opinion, presents a threat to the national security of the Republic of Lithuania. Every disposal of shares of Mazeikiu by PKN ORLEN S.A. and/or the GOL will be subject to the other party's right of first refusal. The new shareholders' agreement will expire upon the disposal by the GOL of any of its 70,750,000 shares of Mazeikiu.

Pursuant to the Put Option Agreement, the GOL is entitled to sell to PKN ORLEN S.A. 70,750,000 ordinary Mazeikiu shares, with the nominal value of LTL1 each, representing approximately 10.0006% of Mazeikiu's share capital. The put option will remain in force in the period of five years upon the sale of the 30.6615% stake related to the GOL Agreement. The aggregate price for all shares under Put Option Agreement amounts to USD 277,835,250. However, should the GOL exercise the put option within the period of three years from the sale of the 30.6615% stake to PKN ORLEN S.A., the aggregate price for all shares under put option would amount to USD 284,450,375.

All transaction documents are governed by the English law.

3.1.2 Mandatory tender offering for the remaining shares

Upon the acquisition of Mazeikiu shares from Yukos International, PKN ORLEN S.A. was obliged under the Lithuanian law to announce a mandatory tender offering for the remaining shares of Mazeikiu within 30 days from the date of acquisition of the Mazeikiu shares from Yukos International. The price per share offered in the mandatory tender offering must not be lower than the highest price paid by ORLEN S.A. for the Mazeikiu shares during the 12-month period preceding the announcement of the tender offer.

3.1.3 The receipt of the European Commission's and other anti-trust bodies consents for the transaction

On 29 September 2006 PKN ORLEN filed official motion to the European Commission in order to obtain consent for concentration of PKN ORLEN Capital Group's and Mazeiku Nafta's assets as a result of share purchase agreement. The decision of the European Commission was expected in first half of November. As a result, on 30 September the agreement on prolongation of term of withdrawal from the agreement with Yukos until 31 December 2006, was signed. On 7 November 2006 PKN ORLEN S.A. obtained the European Commission's clearance for the acquisition

(all amounts in PLN thousand)

of a controlling stake in AB Mazeikiu Nafta ("Mazeikiu"). For more information see regulatory announcement no 68/2006 dated 7 November 2006 in note VIII 7 of this report.

Based on the analyses of AB Mazeikiu Nafta export activities it was determined that precedent to execution of the Yukos Agreement, aside from European Commission's clearance, obtaining of relevant consent from the Ukrainian Anti-Trust Committee as well as consent of anti-trust bodies of United States of America was required. The same provisions of the Yukos Agreement apply to the above consents as to the European Commission's consent. The motion to the Ukrainian Anti-Trust Committee was filed on 16 August 2006. On 21 August 2006 the Ukrainian Anti-Trust Committee agreed on share purchase transaction for Mazeikiu Nafta. In case of USA, motions were filed by PKN ORLEN and Yukos on 15 September 2006. Before statutory deadline, on 25 September 2006, the U.S. Federal Trade Commission has concluded its review of the planned acquisition by PKN ORLEN of a control over Mazeikiu. Early termination of the required waiting period for the possible objections of the U.S. anti-trust authorities means the receipt of the clearance under the Hart Scott-Rodino Antitrust Improvements Act of 1976 for the purchase by PKN ORLEN S.A. of the controlling stake in Mazeikiu.

3.1.4 Significant events after signing the share purchase agreements of Mazeikiu

On 12 July 2006, the Government of the Republic of Lithuania irrevocably elected not to exercise its right of first refusal with respect to the 53.7022% shares of Mazeikiu, governed by the Yukos Agreement. The GOL also expressed its irrevocable consent for the transaction between Yukos and PKN ORLEN S.A.

At the end of July 2006 the crude oil deliveries to Mazeiku were stopped by Russian operator of crude oil pipeline system "Druzhba". The interruption in deliveries was caused by the technical breakdown in section Unecha-Polotsk. Till now the crude oil deliveries to Mazeiku were not resumed through oil pipeline system "Druzhba". At the same time the crude oil is continuously delivered by sea transport.

There was a fire accident in an oil refinery belonging to AB Mazeikiu Nafta on 12 October.

3.2 Purchase of shares from Yukos International and the Government of Republic of Lithuania

On 15 December 2006, though brokerage of the Vilnius Stock Exchange, the share sale and purchase transaction was settled. PKN ORLEN S.A. purchased 379,918,411 shares of Mazeikiu from Yukos International. This determined that PKN ORLEN S.A. formally acquired ownership of 379,918,411 shares of Mazeikiu at that date. Thereby the last of the conditions precedent determined in the agreement dated 9 June 2006 between PKN ORLEN S.A. and the Government of the Republic of Lithuania related to sale of shares of Mazeikiu, was fulfilled. In conjunction, on 15 December 2006, without brokerage of the Vilnius Stock Exchange, the share sale and purchase transaction was settled – PKN ORLEN S.A. purchased 216,915,941 shares of Mazeikiu from the Government of the Republic of Lithuania.

Pursuant to settlement of transactions with Yukos International and the Government of the Republic of Lithuania, on 15 December 2006 PKN ORLEN S.A. has become a holder of a total number of 596,834,352 shares of Mazeikiu. The nominal value of one share of Mazeikiu is LTL 1 (which is equal to PLN 1.10 in accordance with average exchange rate of the National Bank of Poland announced on 15 December 2006). The shares held in Mazeikiu by PKN ORLEN S.A. constitute 84.36% of the share capital of Mazeikiu and entitle to 596,834,352 voting rights at the General Meeting of Shareholders (GM), which is equal to 84.36% of total voting rights at GM in Mazeikiu. The purchase price of shares acquired from Yukos International amounted to USD 1,492,000,000 (i.e. PLN 4,315,610,000 in accordance with average exchange rate of the National Bank of Poland announced on 15 December 2006) whereas the purchase price of shares acquired from the Government of the Republic of Lithuania amounted to USD 851,828,900.31 (i.e. 2,463,915,094.15 in accordance with average exchange rate of the National Bank of Poland announced on 15 December 2006). The book value of shares of Mazeikiu acquired by PKN ORLEN S.A. was recognized in the accounting books of PKN ORLEN S.A. at cost including acquisition costs.

The share purchase of Mazeikiu was financed by means of revolving bank loan, bridge bank loan and cash owned of PKN ORLEN S.A. The purchase is of a long-term capital investment nature.

Yukos International is a holding company controlled by Stichting Administratiekantoor Yukos International fund.

In conjunction with the settlement of the purchase of Mazeikiu shares from Yukos International by PKN ORLEN S.A., the Shareholders Agreement dated 9 June 2006 between PKN ORLEN S.A. and the Government of the Republic of Lithuania came into force on 15 December 2006.

The Extraordinary Meeting of Shareholders of Mazeikiu held on 14 December 2006 changed the composition of Supervisory Board of Mazeikiu. Six persons nominated by PKN ORLEN S.A. – Mr Marek Moroz, Mr Czesław Bugaj, Mr Marcin Wasilewski, Mr Piotr Kearney, Mr Wojciech Wróblewski and Mr Rafał Zwierz – have been appointed members of the Supervisory Board of Mazeikiu. The Board elected Mr Marek Moroz for the position of its Chairman. Presently the Board is composed of nine members. The remaining three persons were nominated by the Government of the Republic of Lithuania.

During the meeting held on 14 December 2006 the Supervisory Board of Mazeikiu has made changes to the composition of the Management Board of Mazeikiu. Four representatives of Yukos International UK B.V. have been replaced by four persons nominated by PKN ORLEN S.A. The Supervisory Board appointed Mr Jan Maciejewicz and

(all amounts in PLN thousand)

Mr Paweł Szymański to the Management Board of Mazeikiu, and again appointed Mr Krystian Pater and Mr Paul Nelson English (holding the position of General Director of Mazeikiu at that time). In addition, on 15 December 2006 the Supervisory Board of Mazeikiu appointed two other persons nominated by PKN ORLEN S.A.: Mr Igor Chalupec and Mr Piotr Kownacki to the Management Board. The Management Board is composed of seven members, which includes also a representative of the Government of the Republic of Lithuania. At the meeting held on 15 December 2006 the Management Board has elected Mr Igor Chalupec for the position of President of the Management Board.

3.3 Purchase of additional shares in Mazeikiu by PKN ORLEN S.A.

3.3.1 Mandatory tender offering for shares in Mazeikiu

In accordance with Lithuanian law, exceeding of the 40% voting rights at the General Meeting of Shareholders of Mazeikiu obliged PKN ORLEN S.A. to announce mandatory tender offering ('MTO') for all remaining shares in Mazeikiu attributable to investors other than PKN ORLEN S.A. Until receipt of relevant clearance with regard to the documentation related to MTO from the Stock Exchange Commission in Lithuania, PKN ORLEN S.A. was not able to execute its voting rights at the General Meeting of Shareholders, that were attributable to all shares held in Mazeikiu. Until that moment, however not longer than for the period of 100 days, the Government of the Republic of Lithuania assumed an obligation to execute voting rights attributable to shares held in Mazeikiu in conformity with instructions issued by PKN ORLEN S.A. Documentation related to MTO received clearance of the Stock Exchange Commission in Lithuania on 22 December 2006.
Prior to commencement of the subscription process under MTO, a merger of Mazeikiu with AB Mazeikiu Elektrine was registered on 28 December 2006. In consequence of the merger, 1,366,992 new shares of Mazeikiu were issued for the minority shareholders of AB Mazeikiu Elektrine. As a result of the new issue of shares, total number of shares of Mazeikiu is equal to 708,821,122.
Mandatory Tender Offering has been conducted in the period from 2 to 15 January 2007. Pursuant to the settlement of MTO, PKN ORLEN S.A. purchased 35,879,247 shares of Mazeikiu. The Company holds 632,713,599 shares which is equal to 89.2628% stake in share capital of Mazeikiu.

3.3.2 Constant call offer at the Vilniaus Stock Exchange

Due to the fact that MTO did not comprise the above mentioned new issue of shares, as well as in order to improve the preparatory process to squeeze out procedure related to shares of Mazeikiu attributable to minority shareholders other than the Government of the Republic of Lithuania, PKN ORLEN S.A. made a constant call offer at the Vilniaus Stock Exchange for shares of Mazeikiu at each day in the period from 26 January to 19 February 2007. The purchase price for shares was equal to the purchase price used for the purposes of MTO i.e. LTL 10,25 per share. In the described period PKN ORLEN purchased 1,895,952 shares of Mazeikiu and as at 19 February 2007 held 634,609,551 shares, constituting a 89.5303% stake in Mazeikiu. Except for 70,750,000 shares owned by the Government of the Republic of Lithuania, 3,461,571 shares representing 0.4884% stake in share capital are quoted at the market.

3.3.3 Squeeze out procedure related to shares in Mazeikiu held by minority shareholders

Acting under agreement with the Government of the Republic of Lithuania, on 20 February 2007 PKN ORLEN commenced a squeeze out procedure related to shares of Mazeikiu held by minority shareholders. The squeeze out will be conducted in accordance with the Lithuanian law. The provisions of the cooperation between PKN ORLEN and the Government of the Republic of Lithuania are included in the agreement dated 25 January 2007. At the first phase of the process, which will be effected until 21 May 2007, the shareholders of Mazeikiu are entitled to sell shares through broker house SEB Vilniaus Bankas. The price was set at LTL 10,25.
Unless the first phase leads to buyout of all shares held by minority shareholders, PKN ORLEN will put forward a motion to the court in Lithuania to issue a decision in accordance with the Lithuanian law related to squeeze out procedure. In effect of the decision all shares held by minority shareholders other than the Government of the Republic of Lithuania will become property of PKN ORLEN for a price equal to LTL 10,25 per share. The procedure will result in acquisition of all shares in Mazeikiu, except for shares held by the Government of the Republic of Lithuania.

3.4 Changes in the Management Board of Mazeikiu

In conjunction with the resignation of Mr Igor Chalupec on 31 January 2007, the Supervisory Board of Mazeikiu dismissed Mr Igor Chalupec and at the same time appointed Mr Dariusz Formela to the Management Board. On 7 February 2007 the Management Board of Mazeikiu has elected Mr Piotr Kownacki for the position of President of the Management Board.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

4. Assignment of competencies in connection with changes in the composition of the Management Board of PKN ORLEN S.A.

As a consequence of the appointment of Mr. Piotr Kownacki to the position of the President of the Management Board of PKN ORLEN S.A., new assignment of competencies of Members of the Management Board was introduced on the PKN ORLEN Management Board meeting dated 30 January 2007.
Based on the decision of the Management Board the assignment of competencies as at the date of preparation of this report was as follows:
Mr. Piotr Kownacki - President of the Management Board, Chief Executive Officer; he supervises directly the Deputy Executive Officer for Operational Activities as well as the performance of the following areas: HR, Strategy, PR, IR, Management Services and Audit.
Mr. Cezary Filipowicz - Vice-President of the Management Board, Upstream and Crude Procurement; he supervises the performance of the following areas: crude oil trading and upstream.
Mr. Wojciech Heydel - Vice-President of the Management Board, Sales; he supervises the performance of the following areas: wholesale, retail sale, marketing, planning and sales analysis and alternative energy sources.
Mr. Jan Maciejewicz - Vice-President of the Management Board, Cost Management; he supervises the performance of the following areas: corporate procurement, cost management, IT and logistics.
Mr. Cezary Smorszczewski - Vice-President of the Management Board, Chief Investment Officer; he supervises the performance of the following areas: mergers and acquisitions, integration with Unipetrol as well as corporate governance in respect of the companies belonging to the Group.
Mr. Paweł Szymański - Member of the Management Board, Chief Financial Officer; he supervises the performance of the following areas: planning, controlling, finance management, taxes as well as coordination of COM program.
Mr. Krzysztof Szwedowski - Member of the Management Board, Organization; he supervises the performance of the following areas: organization, legal department, regulations risk, protection of confidential information as well as control and security.

XVI. SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

1. Status of Rafineria Trzebinia in relation to the decision of the Management Board to temporarily discontinue production and sales of the biofuel 'ON BIO' containing 20% of FAME esters

The immediate reason for the decision to temporarily discontinue production and sales of the biofuel containing 20% of FAME esters was the Decree of the Minister of Finance reducing allowances to excise tax liabilities. As a consequence, the financial standing of Rafineria Trzebinia, an owner of modern biofuel production installations, deteriorated and the bank creditors of Rafineria Trzebinia demanded additional collateral on Rafineria Trzebinia's property.
Collateral are to be established for the benefit of Bank PEKAO S.A. and Bank BPH S.A. as a collateral to the bank loan agreements. Establishing of the collateral is dependant upon conclusion of an agreement between Rafineria Trzebinia, PKN ORLEN S.A. and the above mentioned banks until 28 February 2007.
PKN ORLEN as a strategic investor has actively engaged in financial standing improvement process of Rafineria Trzebinia. Negotiations with banks in respect of forms of collaterals and guarantees from PKN ORLEN are in progress.
Net consolidated assets of Rafineria Trzebinia amounted to PLN 459,962 thousand as at 31 December 2006. The share of PKN ORLEN in total voting rights at the General Meeting of Shareholders of Rafineria Trzebinia amounted to 77.15%.

2. Squeeze out procedure related to shares in Mazeikiu held by minority shareholders

Acting under agreement with the Government of the Republic of Lithuania, on 20 February 2007 PKN ORLEN commenced a squeeze out procedure related to shares in Mazeikiu held by minority shareholders. The squeeze out procedure related to shares in Mazeikiu was described in note XV 3.3.3.

XVII. OTHER

These condensed consolidated financial statements were authorized by the Management Board of the Parent Company in its seat on 27 February 2007.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Piotr Kownacki

....
Vice-President
Cezary Filipowicz

....
Vice-President
Wojciech Heydel

....
Vice-President
Jan Maciejewicz

....
Vice-President
Cezary Smorszczewski

....
Member of the Board
Krzysztof Szwedowski

....
Member of The Board
Paweł Szymański

PKN ORLEN SA
SEC File
82-5036

Płock, 27 February 2007

END